118

06016931

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME adidas Salomon AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04278 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dlw

DAT : 9/18/06

Exemption No. 82-4278

Attachment No. [illegible]
ARS
12-31-05

RECEIVED
2006 SEP 18 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE



adidas GROUP

Our Brand Portfolio

One of the key strengths of our Group lies in the range of our brands. Each brand, with its own distinct identity, is clearly focused to meet the needs of a specific sector within the sporting goods market. This differentiation is crucial and helps us maximize our impact with consumers.

::: adidas :::

adidas Sport Performance

The largest adidas division (78% of adidas sales) features highly innovative products for athletes around the world. Technological innovation and a commitment to performance are the cornerstones of this division.

adidas Sport Heritage

Once innovative, now classic, always authentic. The Sport Heritage division (22% of adidas sales) extends the unique and authentic heritage of adidas to the sports lifestyle market.

adidas Sport Style

The Y-3 collection, designed in collaboration with Yohji Yamamoto, represents the future of sportswear: an original blend of sport, fashion and fine craftsmanship. With adidas Sport Style, we address the cosmopolitan, fashion-conscious consumer.

::: TaylorMade-adidas Golf :::

TaylorMade

TaylorMade offers a full range of golf hardware and accessories. It is a leader in the industry and the number one supplier of metalwoods.

adidas Golf

adidas Golf is a leading supplier of high-quality golf footwear and apparel.

Maxfli

Maxfli designs and develops premium golf balls and golf accessories.

Net Sales € in millions



2001 6,112
2002 6,523
2003 6,267
2004[1] 5,860
2005[1] 6,636

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Net Income Attributable to Shareholders € in millions



2001 208
2002 229
2003 260
2004 314
2005 383

Financial Highlights (IFRS)[1]

	2005	2004	Change
Operating Highlights (€ in millions)			
Net sales	**6,636**	5,860	13.2%
Operating profit	**707**	584	21.1%
Net income attributable to shareholders[2]	**383**	314	21.8%
Key Ratios (%)			
Gross margin	**48.2**	48.0	0.2pp
Operating expenses as a percentage of net sales	**38.2**	38.2	0.0pp
Operating margin[3]	**10.7**	10.0	0.7pp
Effective tax rate	**33.7**	36.7	(3.0pp)
Net income attributable to shareholders[2] as a percentage of net sales	**5.8**	5.4	0.4pp
Operating working capital[4] as a percentage of net sales	**26.0**	28.4	(2.4pp)
Equity ratio[5]	**46.7**	34.8	11.9pp
Financial leverage[5]	**(20.5)**	43.1	(63.6pp)
Balance Sheet and Cash Flow Data (€ in millions)			
Total assets[5]	**5,750**	4,434	29.7%
Inventories	**1,230**	1,155	6.5%
Receivables and other current assets	**1,551**	1,425	8.9%
Working capital[5]	**2,576**	1,336	92.8%
Net cash (net borrowings)[5]	**551**	(665)	182.8%
Shareholders' equity[5]	**2,684**	1,544	73.8%
Capital expenditure[4]	**211**	140	50.7%
Net cash provided by operating activities[4]	**352**	578	(39.1%)
Per Share of Common Stock (€)			
Basic earnings per share[2]	**8.19**	6.88	19.0%
Diluted earnings per share[2]	**7.73**	6.54	18.3%
Operating cash flow per share from continuing operations	**8.13**	11.68	(30.4%)
Dividend per share	**1.30[6]**	1.30	0.0%
Share price at year-end	**160.00**	118.75	34.7%
Other (at year-end)			
Number of employees	**15,935**	14,219	12.1%
Number of shares outstanding	**50,761,755**	45,859,000	10.7%
Average number of shares	[illegible]	[illegible]	[illegible]

Rounding differences may arise in percentages and totals.
1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment unless otherwise stated.
2) Includes income from continuing and discontinued operations
3) 2004 figure has been adjusted to reflect the changes in IFRS and application of IAS 32.
4) Includes discontinued operations
5) 2004 figures have been restated due to application of IAS 32/IAS 39 and amendment to IAS 19.
6) Subject to Annual General Meeting approval

[redacted]

we are a sports company.
a highly trained team.
constantly striving to achieve
new best performance.
a group expanding its strengths in pursuit
of one clear goal: to be the leader.
with the world cup. with reebok.
with groundbreaking innovations.
and with all our skills. we are

scoring on all fields

el área de penalti es su terreno.

The penalty area is his ground.

de suela ligera. de rápida comprensión.

Light-footed. Quick-witted.

versátil. raúl siempre es un goleador peligroso.

Versatile. Raúl's always a dangerous striker.

no tiene miedo a dejar que sus emociones se desborden.

And never afraid to let emotions run wild.



trabalho de pés primorosamente elegante.

Exquisitely elegant footwork.

movimentos imprevisíveis.

Unpredictable moves.

uma vez com a bola,

Once in possession of the ball,

kaká é quase impossível de ser parado

Kaká is almost unstoppable.

a sua antecipação e criatividade levam

His anticipation and creativity bring

o futebol para um outro nível.

football to another level.


adidas
adidas

ballack beeindruckt.

Ballack's a leader.

durch außergewöhnliche leistungen.

With outstanding performance.

durch zweikampfstärke.

With fighting spirit.

durch kaltschnäuzigkeit im abschluss.

With incomparable instinct in front of the goal.

ohne große worte.

Not with big words.

ein vorbild an disziplin und teamwork.

A model of discipline and teamwork.



中村のプレースタイルは、国代表チームの限界を超える。

Nakamura's style of play transcends the borders of his national team.

圧倒的な才能無上の集中力。

Tremendously talented. Supremely focused.

素晴らしいチーム志向性。試合への誠実さ。

Superbly team-oriented. True to the game.



il ne s'agit pas de popularité.

It's not about popularity.

ni de faire du spectacle.

Not about the show.

zidane est ingénieux, modeste et il garde les pieds sur terre.

Zidane is ingenious, modest, down-to-earth.

il donne l'exemple, entraînant les autres.

Leading by example.

il rétablit la confiance de toute une nation.

Restoring a whole nation's confidence.



the world's most famous footballer.

The world's most famous soccer player.

beckham's a star on and off the pitch.

Beckham's a star on and off the field.

enthusing the masses. with precision passes.

Enthusing the masses. With precision passes.

with phenomenal free kicks.

With phenomenal free kicks.


SIEMENS

our brand values also define our biggest strengths and highest priorities. passionate, innovative, committed, honest, authentic and inspirational. this is what adidas is all about: a group dedicated to sport and athletes.

for our shareholders

2005 has been a milestone year in the history of the adidas Group. With the divestiture of the Salomon business segment and the announcement of the Reebok acquisition, which was completed on January 31, 2006, the adidas Group has changed the face of the sporting goods industry. And the Group once again delivered excellent financial results, also reflected in a strong share price development. In an exclusive interview, Herbert Hainer, Chairman and CEO of adidas-Salomon AG, looks back on 2005 and forward to 2006 and beyond.

Mr. Hainer, 2005 was a busy and exciting year for adidas. What led you to choose the title "scoring on all fields" for the annual report?

Yes, it certainly has been a great year. The acquisition of Reebok and the sale of Salomon clearly generated a lot of attention for us, and we also completed an impressive turnaround in our business in North America – a top strategic priority since 2003. But despite all of the changes at adidas this year, we remained focused and delivered, once again, record financial results, and that's what I think this annual report's title really highlights. Our brands are the strongest they've been in years, and when I look to the future I see tremendous opportunities to develop and strengthen them even more.

The Reebok acquisition really caught the public's attention in 2005. What was your motivation to do the deal and where do you see the greatest opportunities?

The Reebok acquisition was a once-in-a-lifetime opportunity to bring together two companies whose brand positioning and products really complement one another. adidas and Reebok speak to distinct consumer groups, and I truly believe that all of our brands are innovative, exciting and unique. Together, we have a wider range of products and a stronger presence across teams, athletes, events and leagues. We now hold the number one or number two position in every market we service, which gives us a much more competitive platform.

You also sold your Salomon business segment in 2005. Why now, and what did you learn from this investment?

Selling Salomon was a decision we reached after a lot of thought and careful consideration of industry trends. Salomon has a great family of brands, which we developed and shaped, and which we believe still have excellent potential. But Salomon's sales are largely generated in the winter sports segment and require extensive own production, neither of which are our core competencies. Furthermore, when we looked at the dynamics of the segment we saw that it would be very difficult to meet the profitability levels we expect in the Group.

We learned a lot over the last eight years, about what to do and not to do when it comes to acquiring companies. What we could have done better and are focused on doing with Reebok is more hands-on involvement from top management both in establishing the right foundation for financial success and in troubleshooting as appropriate. Better integration of people between organizations is also a high priority.

Your performance in North America improved significantly in 2005. What are the main reasons for your turnaround and is it sustainable?

North America is a crucial market for adidas and for the sports footwear and apparel sector overall. Our turnaround there came as a result of hard work – getting the right people in place, making profitability our most important performance metric, improving the product mix and enhancing our communications to better position the adidas brand. We also understand the sales channels in North America much better now. Historically, our business was always driven by a few outstanding products and skewed towards one channel of distribution. Now we're growing across all product categories and all channels and we've deepened our knowledge of what works and what does not work with retailers. For that reason, I believe the improvements are sustainable if we continue to stay focused.

In 2005, you became the market leader in Japan. How did you do it?

Japan is the second largest sporting goods market in the world, so having a strong presence there is very important to us. Since we took over distribution in Japan seven years ago, our goal was always to become the market leader. Our strategy was simple: make the brand desirable with a clear focus on performance, bring top-quality products to a demanding market, and deliver the best all-around service in the industry. We feel the success we're enjoying in Japan can be replicated in other Asian markets, notably Korea and China, and we are intent on maximizing all the growth opportunities this region presents.

What about your golf segment? TaylorMade-adidas Golf delivered its best performance in North America in three years, but profitability declined somewhat. How do you explain this performance, and do you expect the golf segment to be an integral part of the adidas Group's business going forward?

TaylorMade-adidas Golf had a great 2005, with our best performance coming from North America. Our industry-leading product pipeline, including the r7® quad driver, rac™ irons and ClimaCool®, helped us to translate innovations into market share gains and sales growth of 21%. However, it is also true that profitability for the segment was down in 2005, primarily due to costs associated with the buy-out of our golf ball manufacturing contract with Dunlop Slazenger. We have since made the strategic decision to move a large portion of this production to Asia, which is much more cost-efficient. TaylorMade-adidas Golf is a core brand, and we expect continued growth in sales and an impressive profitability increase this year.

The World Cup is coming, what are your expectations for the German economy and the adidas brand?
Well, to put it simply: Even our marketing guys couldn't have come up with any better scenario. Football is our lifeblood, and Germany is our home market, so the stars are certainly aligned for us to have a very special year. The tournament will capture the attention of the entire world – a cumulative total of over 38 billion viewers are expected to watch during June and July, and they will be seeing adidas everywhere. We expect that the World Cup will help us drive football footwear, apparel and equipment sales up around 20%, allowing us to generate over € 1 billion in football revenues for the first time ever.

After a slow start in 2005, you delivered a spectacular Q4 performance in Europe with revenues up 17%, which was heavily influenced by sales of your first World Cup products. Are you concerned about your growth opportunities in Europe after the World Cup?
The World Cup is only one factor in what's going to drive our growth in Europe moving forward. Europe's retail sector is going to rebound – the question isn't if but when this will happen. And our involvement around the World Cup has allowed us to acquire valuable shelf space, which will continue to pay off for adidas long after the tournament finishes. I see other growth areas such as the running segment, where we are clearly leading the market in terms of innovation and are now focused on further commercializing this strength in functional running products. Also, the women's athletic apparel business will be a future growth driver in the region. Europe is a tough market, but I am confident that the marketing and sales improvements we are executing will have a lasting effect.

You delivered excellent top- and bottom-line performance in 2005. What are your expectations for 2006?
In 2006, our Group will approach the € 10 billion revenue mark for the first time ever, with all regions contributing to our revenue increase. You'll see the most growth at adidas in 2006, but TaylorMade-adidas Golf will deliver solid results and we will also initiate a much needed turnaround for the Reebok brand in North America. As a result, we expect earnings will grow at double-digit rates for the sixth year in a row.

Looking out beyond 2006 now, adidas has been named the Official Sportswear Partner to the 2008 Olympics in Beijing. What will this mean for you?
I am convinced that China will make the Beijing Games in 2008 the biggest and best-run Olympics ever. And, just like this year's World Cup, adidas will be at the center of it all – in 2008, but also every day in the run-up to the event. The Olympics will be an important milestone in the shaping of China's future role on the world stage. The Games will also help in the development of our brand identity and sales momentum in Asia, and will be instrumental to achieving our sales target of € 1 billion in China by 2010.

What do you see as the critical factors to achieving the ambitious medium-term targets you have already announced for the combined Group?

In the medium term, we expect to achieve mid- to high-single-digit sales growth each year, a gross margin of 46 to 48%, an operating margin of 11% and regularly deliver double-digit earnings growth. This will come on the back of an energized and efficient integration of Reebok, the success of our brands and products, and our continued focus on efficiencies and cost savings.

What is your biggest challenge going forward?

We work in one of the world's most competitive industries. We have to continuously improve our game, and that means staying ahead of ever-changing consumer tastes and matching our products and brand identities accordingly. To this end, it is critical that we integrate Reebok successfully and capitalize on the opportunities this acquisition offers.

What is your vision of the sporting goods market five years from now?

I think that consumers will be presented with more and more choices as far as what and how they buy, which increases the need for adidas to set itself apart from the pack. In our products, you will see greater focus on customization, "intelligent" solutions and cutting-edge design. I think sport – whether it be the high-level competition of World Cup tournaments and Olympic Games or just the increased attention to fitness in all our lives – will be even more important than it is today. And I know for certain that the adidas Group will be there, stronger than ever, and ready to meet and exceed consumer needs and expectations.

Mr. Hainer, thank you for this interview.

Executive Board
from left to right

::: Glenn Bennett	::: 42	::: Global Operations, American
::: Herbert Hainer	::: 51	::: CEO and Chairman, German
::: Erich Stamminger	::: 48	::: President and CEO of Brand adidas, German
::: Robin Stalker	::: 47	::: Finance, New Zealander



Operational and Sporting Highlights

adidas and FIFA extend their long-term partnership agreement granting adidas the Official Partnership, Suppliership and Licensing rights for the FIFA World Cup™ in 2010 and 2014.

adidas is named the Official Sportswear Partner for the Beijing 2008 Olympic Games and the Chinese Olympic Committee.



The adidas Superstar turns 35. The shoe which began its life as a basketball shoe has become a lifestyle legend. To commemorate the event, 35 special edition "Superstars" were launched.



The adidas_1, the world's first intelligent shoe, hits the stores and is sold out at most retailers within hours.

The FIFA Confederations Cup in Germany is a successful dress rehearsal for adidas with respect to teams, venues, timing and marketing efforts for the 2006 FIFA World Cup™.



Winning her 24th straight match on clay, Justine Henin-Hardenne takes her second Roland Garros title and her fourth Grand Slam victory in total.



adidas sponsored Laila Ali becomes the first woman to win a World Boxing Council title.



Defending Champion Germany captures its fourth consecutive UEFA Women's European Championships title and its sixth in total.

adidas and Polar introduce the world's first completely integrated training system "Project Fusion" incorporates Polar heart rate monitoring equipment into [illegible]



At the 10th Track and Field World Championships in Helsinki, Elena Isinbayeva beats her own world record by one centimeter, clearing 5.01m. [illegible]

For the sixth consecutive time, adidas-Salomon AG is included in the Dow Jones Sustainability Indexes and is rated to be the industry leader in the global Clothing [illegible]



TaylorMade-adidas Golf's Sergio Garcia captures the European Masters, [illegible]

[illegible] Biathlete Uschi Disl wins two gold medals during the 2005 Biathlon Ski World Championships.



[illegible] announces plans to sell the Salomon business segment to Amer Sports Corporation.

[illegible] adidas opens the world's largest Sport Performance Store in New York. Other major openings during the year include Berlin, Moscow, Melbourne and São Paulo.



[illegible] TaylorMade ... the Rossa Monza Corza putter. It features the TaylorMade Launch Control (TLC) System and the revolutionary Anti-Skid Groove System Insert (AGSI™) technology.

[illegible] Tim Duncan is named Most Valuable Player of the NBA finals for the third time after leading his San Antonio Spurs to the title in game seven.



[illegible] The adidas design team is chosen as "Design Team Of The Year 2005" by the prestigious red dot Design Award jury.

[illegible] adidas-Salomon AG and Porsche Design Group sign a long-term strategic partnership including licensing agreement.



[illegible] adidas-Salomon AG announces plans to acquire Reebok to create a more than € 9.5 billion footprint in the global athletic footwear, apparel and hardware markets.

[illegible] Kenyan adidas runner Philip Manyim wins the Berlin Marathon. Shortly afterwards, Haile Gebrselassie wins the Amsterdam Marathon in a new track record time.



[illegible] The launch of the "+10" campaign, the biggest-ever adidas global marketing campaign, captures a lot of attention in Germany, Italy, France, Japan, Spain and the USA.

[illegible] Herbert Hainer receives the German Manager Magazin award as the manager shareholders most trust to continually raise the share price.



[illegible] The new Match Ball for the 2006 FIFA World Cup™, the +Teamgeist™, is officially unveiled in Leipzig during the Final Draw.

Our Share

2005 was another outstanding year for the adidas-Salomon AG share. Increasing 35% over the period, our share outperformed both the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index. Our share price development mirrored our strong financial results released over the course of the year as well as the confidence the stock market has in our future strategy, backed by positive analyst sentiment.

adidas-Salomon AG Share Outperforms Major Indices

2005 was another successful year for the adidas-Salomon AG share. Our share increased 35% compared to the 2004 year-end level. It thus significantly outperformed the MSCI World Textiles, Apparel & Luxury Goods Index comprising the Group's major competitors, which increased 12% in 2005, as well as the DAX-30. The latter gained 27% in the same period. Most European stock markets also performed positively in 2005. After trading sideways at the beginning of the year, the DAX-30, Germany's premiere stock index, appreciated strongly in the second quarter. A mixed third quarter was followed by an exceptionally strong fourth quarter, during which new annual highs were reached. The American stock markets could not keep pace with the performance of their European counterparts. Rising interest rates and high oil prices limited upside potential. The Japanese stock market was driven by an economic upswing that was supported by positive corporate news flow. Other Asian markets performed even more strongly.

Strong Share Price Increase Towards End of First Half

At the beginning of the year, the adidas-Salomon AG share was negatively affected by low consumer confidence in key markets and the weak retail environment in Europe. The release of the Group's 2004 full year results and a positive outlook for 2005 at the beginning of March marked the turning point for the development of our share price which increased strongly during the remainder of the first quarter. Supported by the overall positive stock market sentiment and especially the announcement of the Salomon divestiture as well as the better-than-expected first quarter results, our share continued to rise strongly in the second quarter. The declining euro, positive macroeconomic sentiment and upbeat corporate news flow positively influenced the markets.

The adidas-Salomon AG Share

Number of shares outstanding	
2005 average	46,736,958
At year-end 2005	50,761,755 [1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

1) All shares carry full dividend rights.

Share Price Rally at End of Second Half

In the third quarter, the announcement of the Reebok acquisition in August took our share to a seven-year high. Afterwards, difficult market conditions and several profit warnings among US sporting goods retailers as well as the effects of Hurricane Katrina caused our share to cede part of the ground it had previously gained up to the end of the third quarter. In the fourth quarter, equity markets in general as well as the adidas-Salomon AG share in particular advanced strongly. Despite Reebok's disappointing third quarter results, which temporarily depressed our share price, the prospect of earlier-than-expected closure of the Reebok acquisition and improving consumer confidence in Germany helped our share price rally at year-end. As a result, the adidas-Salomon AG share reached its year high of € 162.70 on December 27, before closing the year at € 160.00.

Share Buyback Postponed

On March 9, 2005, adidas-Salomon AG announced its intention to purchase own shares in the amount of up to 10% of the Company's share capital. The necessary authorization had been given by the Annual General Meeting on May 13, 2004, and was renewed at the 2005 Annual General Meeting. The adidas Group, however, later decided to use free cash in the financing of the acquisition of Reebok International Ltd. instead of buying back shares. The Group believes that this strategic initiative will benefit shareholder value more than a share buyback and therefore does not plan to buy back shares before the current authorization expires on November 3, 2006.

High and Low Share Prices per Month


165
150
135
120
105
114.40
120.92
112.03
117.00
112.39
122.42
118.67
125.16
126.67
136.32
134.15
142.75
138.35
149.40
140.53
158.45
140.20
147.45
136.65
152.40
139.41
149.09
151.06
162.70
Jan. 2005
Dec. 2005
— 30-day moving average
— High and low share prices per month

Membership in High-Quality Indices

The adidas-Salomon AG share is included in a variety of high-quality indices around the world. As one of the 30 largest companies in Germany, our share is included in the DAX-30. At December 31, 2005, our weighting, which is calculated on the basis of market capitalization and 12-month average equity turnover, was 1.39%. This level marks an increase of 0.21 percentage points compared to the 2004 year-end level of 1.18%. This development was a consequence of both our higher market capitalization as well as increased turnover. Our share ranked number 18 (2004: 21) and 21 (2004: 22) according to these criteria respectively. Market capitalization benefited from our positive share price development as well as our capital increase in November (see Group Business Performance/Balance Sheet & Cash Flow). Our average daily trading volume excluding bank trades rose from 377,995 in 2004 to 424,093 shares in 2005. In addition to our membership in the Dow Jones STOXX, the Dow Jones EURO STOXX, and the MSCI World Index as well as all corresponding sector indices, the adidas-Salomon AG share has been included in the Dow Jones Sustainability Indexes for the sixth consecutive year as well as the FTSE4Good Europe. Our rating as industry leader clearly signals our commitment to combine strong financial performance with the dedication to social and environmental sustainability and a positive relationship with our stakeholders (see our Social and Environmental Report).

ADR Overview

American Depositary Receipts (ADRs)	Level I	Rule 144A
CUSIP	00687A107	00687P104
Symbol	ADDYY	ADDDY
ADR ratio	2:1	2:1
Exchange	Over the counter (OTC)	Portal
Effective date	December 30, 2004	November 1, 1995
Depositary bank	The Bank of New York	The Bank of New York

Historical Performance of the adidas-Salomon AG Share and Important Indices at Year-End 2005 in %

	1 year	3 years	5 years	10 years
adidas	35	94	142	312
DAX-30	27	87	(16)	140
MSCI World Textiles, Apparel & Luxury Goods	12	101	48	86

adidas-Salomon AG Market Capitalization at Year-End
€ in millions

2001	**3,823**
2002	**3,738**
2003	**4,104**
2004	**5,466**
2005	**8,122**

Positive ADR Performance

On December 30, 2004, adidas-Salomon AG launched an unrestricted Level 1 American Depositary Receipt (ADR) facility in the USA in addition to the Group's existing sponsored Rule 144A facility. Each ADR represents one-half of one bearer share of common stock. The facilities provide US investors easier access to our share by reducing or eliminating the settlement delays, transaction costs and other inconveniences associated with international securities trading. Since the issuance, the number of Level 1 ADRs outstanding has quintupled from approximately 80,000 to almost 400,000 at year-end 2005. Our Level 1 ADR closed the year at US$ 94.56. This represents an increase of 18% versus the first trading price of US$ 80.02. Compared to our common stock, the facilities were negatively affected by the depreciating euro.

Excellent Long-Term Development of the adidas-Salomon AG Share

The adidas Group is committed to continuously increasing returns to our shareholders. The long-term development of our share price reflects the sustainable growth of our Group. Over the last ten years, our share has gained 312%. It thereby developed significantly better than both the DAX-30, which increased 140%, and the MSCI World Index, which rose 86% during the same period. In four of the last five years, our share ended the year at a higher level than where it had started. Our market capitalization rose to more than € 8 billion at the end of 2005 versus around € 3 billion at the end of 2000.

Unprecedented Analyst Interest

adidas received unprecedented interest from analysts and investors in 2005. More than 30 analysts regularly published research reports on the adidas Group. The acquisition of Reebok International Ltd. resulted in numerous reports dedicated to the future of the combined Group. The overall analyst and investor sentiment was highly positive as our recommendation split as of December 31, 2005, underlines. 75% of analysts recommended investors to "buy" our share in their latest publication during the 12-month period (2004: 61%). The remaining 25% (2004: 36%) advised to "hold" our share. No analyst issued a "sell" rating (2004: 3%).

Five-Year Share Price Development[1]


200
150
100
50
0
Dec. 31, 2000
Dec. 31, 2005
— adidas-Salomon AG
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2000 = 100

Recommendation Split[1]


Sell 0%
Hold 25%
Buy 75%

1) At year-end 2005

Dividend Level Maintained

The adidas-Salomon AG Executive and Supervisory Boards will recommend paying a dividend of € 1.30 to our shareholders at the Annual General Meeting on May 11, 2006. Subject to the meeting's approval, the dividend will be paid on May 12, 2006. The proposed dividend per share is stable compared to the prior year's level despite the strong increase in the number of shares outstanding and the high debt position associated with financing the Reebok acquisition (see Group Business Performance). The total payout of approximately € 66 million (2004: € 60 million) reflects a payout ratio of 17% (2004: 19%). The dividend proposal follows our new dividend policy announced in 2005, under which the adidas Group intends to pay out between 15 and 25% of consolidated net income and reflects our philosophy of sharing our operational and financial success with our shareholders.

Shareholder Base Becomes Even More International

Based on the amount of invitations to our Annual General Meeting in May 2005, we currently estimate that we have around 69,000 shareholders. According to our latest annual ownership analysis conducted in March 2005, known institutional investors accounted for 90% (2004: 84%) of our outstanding shares. Shareholdings in North America declined slightly to 25% (2004: 28%). German institutional investors accounted for 13% (2004: 16%) of adidas-Salomon AG shares. The shareholdings in the rest of Europe excluding Germany increased strongly to 43% (2004: 36%). Holdings of other institutional shareholders declined slightly to 3% (2004: 4%). Smaller, undisclosed holdings, which also include private investors, made up 11% of the shares outstanding (2004: 11%). The adidas Group Management, which comprises current members of the Executive and Supervisory Boards, continues to hold less than 5% in total. Information regarding Directors' Dealings can be found in the Corporate Governance section of our corporate website at www.adidas-Group.com and in the Corporate Governance Report in this report.

Share Ratios at a Glance

		2005	2004
Basic earnings per share[1]			
(before goodwill amortization)	€	**8.19**	7.90
(after goodwill amortization)	€	**8.19**	6.88
Diluted earnings per share[1]	€	**7.73**	6.54
Year-end price	€	**160.00**	118.75
High	€	**162.70**	120.93
Low	€	**112.03**	88.76
Dividend per share	€	**1.30**[2]	1.30
Dividend payout	€	**65,990,282**	59,616,700
Dividend payout ratio	%	**17**	19
Dividend yield (12-month average)	%	**0.81**	1.09
Price-earnings ratio at year-end		**16.60**	17.26
Average trading volume per trading day	shares	**424,093**	377,995
DAX-30 ranking[3] at year-end			
by market capitalization		**18**	21
by turnover		**21**	22

1) Includes income from continuing and discontinued operations
2) Subject to Annual General Meeting approval
3) As reported by Deutsche Börse

Shareholder Structure[1]


Rest of the world 3%
Management <5%
Other, undisclosed Holdings 11%
Germany 13%
North America 25%
Rest of Europe 43%

1) As at March 2005

Investor Relations Activities Further Increased

In 2005, the adidas Group again intensified relationships with analysts as well as institutional and private investors. In the course of the year, Management and the Investor Relations team took part in several international conferences. Our presentations revolved around our financial results as well as strategic initiatives such as the Salomon divestiture and the acquisition of Reebok. We also conducted numerous roadshows in 2005 and were present at several retail investor events throughout Germany. In October 2005, we invited the financial community to participate in our sixth Annual Investor Day at our headquarters in Herzogenaurach. Management, including operational heads of all our brands and regions, gave an overview of results, targets and strategies for all brands and regions. Participants also welcomed the chance to get a first glimpse of our 2006 FIFA World Cup™ products and strategy. As a result of our ongoing activities to ensure excellent Investor Relations, our team was top-ranked in the industry in the annual survey conducted by the Institutional Investor magazine.

Website Serves As Important Communication Tool

Our award-winning website serves as an important platform to communicate with our shareholders. At www.adidas-Group.com, we present a schedule of all conferences and roadshows our Management attends. Furthermore, we make all presentations held at these events publicly available for download to ensure equal treatment of all our shareholders. We also offer live webcasts of our analyst conferences, the Annual General Meeting, as well as the Investor Day. All webcasts are archived and therefore remain accessible even after the event. Furthermore, our website offers extensive information concerning our share as well as our latest financial data and an interactive analyst allowing for a detailed analysis of the Group's historical financial performance. Ensuring top-notch financial communication with our shareholders and the financial community will remain a primary goal in 2006.

e tū ana te wanawana, he kanohi o tō ratou

Proud to represent their country.

whenua. he toa tauā te kapa pango. he manawa

The All Blacks fight like warriors.

wera i te whutupāoro.

Rugby is in their blood.




29

the adidas group

strives to be the global leader in the sporting goods industry with sports brands built on a passion for sports and a sporting lifestyle.

::: **We are consumer focused** ::: that means we continuously improve the quality, look, feel and image of our products and our organizational structures to match and exceed consumer expectations and to provide them with the highest value.

::: **We are innovation and design leaders** ::: who seek to help athletes of all skill levels achieve peak performance with every product we bring to market.

::: **We are a global organization** ::: that is socially and environmentally responsible, creative and financially rewarding for our employees and shareholders.

::: **We are committed** ::: to continuously strengthening our brands and products to improve our competitive position and financial performance.

::: **In the medium term** ::: we will extend our leading market positions in Europe and Asia, expand our share of the US footwear market and be the fastest growing major sporting goods supplier in Latin America. The resulting top-line growth, together with strict cost control and working capital improvements, will drive overproportionate earnings growth.


Consumers
performance athletes
sports lifestyle consumers
fashion-conscious consumers
golfers
Brands/Divisions
adidas Sport Performance
adidas Sport Heritage
adidas Sport Style
TaylorMade-adidas Golf
Focused Resources
Marketing / Operations / Sales

group strategy

The actions we took in 2005 in reshaping our business were significant steps towards our goal of leading the sporting goods industry. Everything we do focuses on strengthening and developing our brands. We aim to maximize consumer impact and enhance brand profitability through the application of five strategic approaches.

Matching Our Structure to Our Consumers

Anticipating and fulfilling consumer desires and needs is central to building powerful brands. The adidas Group is structured in a way to unite its brand values with the particular expectations and aspirations of consumers. Our approach to integrating Reebok will reflect this structure by harnessing Reebok's strong identity with distinct consumer groups. This consumer-oriented structure is unique in the industry, which is traditionally organized along footwear, apparel and hardware lines, and is a competitive advantage for our Group.

Extending Design and Innovation Leadership

Consumer buying and brand perception in the sporting goods sector are intrinsically linked to market-leading, high-profile technologies and cutting-edge design that capture consumer imagination. At adidas, we are committed to keeping our product pipeline full with new, exciting designs and technologies. We plan to launch at least one major new technology or technological evolution per year. Strategic partnerships also play an important role in this area, and our relationships with Stella McCartney, Polar and Porsche Design help us widen our design and innovation reach (see Brand Strategies/adidas). Information about our major innovations for 2006 is outlined in the Outlook section of this report.

Developing Leading Positions in All Our Major Markets

We are in business to win. We aim to be in the number one or number two position in all the markets and categories in which we compete. To accelerate our future revenue growth, we will intensify our activities with key accounts, step up own-retail initiatives and increase our focus on selected consumer groups (e.g. women and children). On a regional basis, our efforts start in Europe, where we will extend our leading position by concentrating on key categories such as football and running. In North America, our goal is to significantly increase both market share and profitability within the next three to five years. In Asia, where we assumed market leadership in Japan in 2005, we are striving to generate sales of over € 2 billion by 2008. In Latin America, we will deliver continued strong top-line growth in the next three to five years while improving both efficiency and profitability.

Achieving Excellence in Execution

Great products and marketing are vital to success in our industry, but sales growth also depends on consistent on-time retail delivery, ensuring best quality and the commitment and ability to go the extra mile for the customer. We are particularly focused on shortening and streamlining our global supply chain, ensuring best-practice social and environmental standards, continuously optimizing our own-retail activities to best showcase our brands and products and improving our customer service efforts. Further, we strive to continually improve internal processes, become more efficient and reduce complexity throughout our organization.

Focusing on Financial Performance

Financial performance, particularly revenue and profit growth, is critical to our success. adidas and TaylorMade-adidas Golf have achieved excellent results in recent years, and we are committed to bringing the Reebok brand family in line with the Group's profitability standards. Tight management of working capital and the generation of significant free cash flow continue to be a priority as these allow us to reduce Group debt and optimize financial leverage. Our proven skills in this area will be important as we work to integrate Reebok. At the same time, we remain committed to increasing returns to shareholders through share price performance and dividends.

adidas

adidas has a clear mission – "to be the leading sports brand in the world". To accomplish this mission, the organization at adidas is matched to the needs of three groups of sport-oriented consumers: Our Sport Performance division is aimed at meeting the sport-specific needs of athletes at all performance levels. Sport Heritage targets trendsetters who seek sport-inspired streetwear with an authentic origin, and Sport Style focuses on young cosmopolitan consumers who look for exclusive, fashion-oriented sportswear products. This three-divisional approach helps us to develop and market innovative products to best meet the needs of today's diverse consumers.

adidas Sport Performance: Focusing on Functionality and Innovation

adidas Sport Performance focuses on offering functional and innovative products in all our sports categories. Our top five priorities are football, running, basketball, tennis and training. We currently hold the number one or number two position globally in each of these categories. Exciting new products are introduced within these categories every season. In 2006, our major initiatives will include the extension of our global "Impossible Is Nothing" communications campaign, special attention to the football, running and basketball categories as well as continued efforts to commercialize our major promotion partnerships.

Impossible Is Nothing: adidas' Attitude Drives Brand Campaign

A key factor to securing the brand's long-term success is to continuously expand a strong global brand positioning. To achieve this, we believe a global brand campaign is critical. adidas launched the "Impossible Is Nothing" brand campaign in 2004 with tremendous success and we will continue to strengthen this message in 2006. Our goal is to present "Impossible Is Nothing" in innovative and challenging ways and to use it to further inspire and involve consumers. As in 2004 and 2005, we will celebrate the power of sport and demonstrate our confidence that "Impossible Is Nothing". The fully integrated communication campaign will feature numerous adidas athletes from various sports who share our desire to surpass limits and to challenge the impossible.

Leveraging adidas Strength in Football and Using FIFA World Cup™ as Brand Platform in 2006

At adidas, football is the heart and soul of our brand. The history of the sport has always been closely connected with adidas. For example, our founder Adi Dassler supported the German national team on their way to the "Miracle of Bern" surprise World Cup victory in 1954 by providing the players with revolutionary boots featuring screw-in studs. Ever since then, adidas has led all major developments in football boot technology and balls. And the name adidas has become synonymous with the passion of how football is played, shared, enjoyed and celebrated. This is why adidas is the world's leading football brand, both in terms of market share as well as in overall net sales. An important component of our future growth strategy is to further strengthen and extend our leadership in this category. The 2006 FIFA World Cup™ will be the most viewed sports event of all time and adidas intends to be the most visible brand on and off the pitch. Six of the qualified federations will be wearing adidas apparel: Argentina, France, Germany, Japan, Spain and Trinidad & Tobago. Hundreds of players will be wearing adidas footwear during their 2006 FIFA World Cup™ games. adidas will deliver hundreds of thousands of products to fully equip federations, players, referees, ball boys, stewards and volunteers. And our exciting "+10" advertising campaign will communicate our unique commitment to football (see Innovation and Marketing).

New Technologies and Products Support Running's Race for the Number One Position

Running is the world's largest footwear category and an area where adidas has always been strong. We strive to be the leader in performance, innovation, design, and ultimately in volume. We will create excitement amongst runners of all skill levels by providing the most innovative products and addressing specific performance needs. With the adidas_1, intelligence level 1.1, we have launched an updated and improved version of the adidas_1 running shoe. It features a built-in microprocessor for intelligent cushioning that automatically and continuously adjusts to the unique needs of individual athletes and changing surface conditions. In addition, we will expand our successful Ground Control System™, ClimaCool® and a3® technologies. Furthermore, we will continue to attack and grow in the technical running market by further developing our three, strongly established running families. The adiStar® family consists of premium performance products, built with our newest technologies. The Supernova™ line includes high-performance products constructed using our most viable technologies. Finally, our Response™ family features performance products with our most commercial technologies. We will support these innovations and the rest of our strong offering in running with high-impact marketing and communication around the world.

Sponsorship with Key Players and Innovation to be Drivers of Basketball Business

The basketball category plays a key role in our initiatives to drive sales growth and to position the adidas brand as young and creative, particularly in North America. As a result, we will continue to intensify our basketball efforts and grow our basketball business around the world, especially in the USA and in Asia. Three of the best and most inspirational NBA players spearhead adidas basketball: Tracy McGrady, Kevin Garnett and Tim Duncan. In addition, with athletes such as the most dominant young player in Dwight Howard, the game's fastest player in Gilbert Arenas, the most clutch player in Chauncey Billups, Grant Hill, Jerry Stackhouse, Slam Dunk Champion Josh Smith and the first guard drafted out of high school Sebastian Telfair we have an exciting stable of established and young NBA stars that will showcase the entire range of adidas basketball products. Since we are committed to constant innovation for our superstars in 2006, we will launch new signature products for Kevin Garnett and Tracy McGrady. Two-time MVP and three-time Champion Tim Duncan will help us launch the world´s first intelligent basketball shoe: the adidas_1 Basketball. This product concept ushers in a new generation of innovative footwear design that could revolutionize the industry. At adidas in 2006, will move closer to our goal of having the most innovative and most complete basketball product offering ever.

Strategic Partnerships Help Propel adidas Forward

To further extend our position as a global performance brand, adidas has recently entered into strategic partnerships with Stella McCartney, Polar and Porsche Design. Each is a unique arrangement that allows us to partner with leaders in design and innovation to extend the reach of the adidas brand. The "adidas by Stella McCartney" collection introduced in 2005 was the first ever functional performance range for women created by a high-end fashion designer. The collaboration with Stella McCartney is intended to combine Stella's unique design and her instinctive insight into women with adidas' knowledge in creating breakthrough functional sports products. In 2006, this collection will be expanded and extended into new sports categories. adidas has also formed a partnership with Polar, the innovative market leader in heart rate monitoring technology. In the next six months, we plan to introduce the world's first completely integrated training system which seamlessly integrates Polar monitoring equipment into adidas apparel and footwear. Additionally, adidas and the Porsche Design Group have entered into a long-term strategic partnership and licensing agreement, to jointly establish an exclusive, high-tech premium brand in the sports sector. Footwear, apparel and hardware for golf, tennis, running and possibly other sports will all be designed and developed under the name "Porsche Design" and co-branded with adidas and TaylorMade.

adidas Sport Heritage: Continued Growth Worldwide

Over the past five years, sports lifestyle has been the fastest-growing segment in the sporting goods industry. And our goal is to be the brand of choice in the global sports lifestyle market. This division, started in 2000, has become a more than € 1 billion segment for adidas, which is now one of the key trend-setting brands in the market for the sports lifestyle consumer. Selective distribution to prevent dilution of the brand plays a major role in the development of this division. Our ambitious own-retail strategy will also help us to further commercialize this success. In 2006, we will further sharpen our market segmentation with exciting new concepts to directly address today's lifestyle consumer. Additionally, we will expand our apparel offering and our distribution to directional accounts.

adidas Sport Style: Expanding the Power of the Brand

The adidas Sport Style division is entering its fourth year in 2006. At adidas, we know that niche marketing is increasingly important and that successful brands are those which can reach not only larger audiences but also small and influential ones. Our Y-3 collection, developed with designer Yohji Yamamoto, is helping us extend our product appeal to cosmopolitan consumers who are looking for exclusive, style-leading active sportswear products. The collection is limited to fashion-oriented accounts in Europe, North America and Asia. Influential designs combined with the highest quality standards clearly distinguish Y-3 from any other product in the market. With Y-3, the adidas brand has distinctly established itself as a design leader in the industry. Yamamoto's strong presence in this area allows us to expand the power of the adidas brand to help reach out to style setters and fashion industry visionaries.

TaylorMade-adidas Golf

TaylorMade-adidas Golf, which changed the game of golf by bringing the metalwood to the masses 27 years ago, today enjoys the reputation as the number one driver brand in golf and strives to continually extend its position as the best performance brand in golf. Yet the organization's success reaches far beyond that single category. Every brand under the TaylorMade-adidas Golf umbrella is synonymous with authenticity, innovation and quality, be it TaylorMade metalwoods, hybrids and irons, Rossa® putters, Maxfli® and Noodle® balls, or adidas Golf footwear and apparel.

TaylorMade Expands Use of Movable Weight Technology™ to New Metalwoods

TaylorMade has expanded the use of its revolutionary Movable Weight Technology™ (MWT™), the innovation that helped make the r7® quad a bestseller in the marketplace and the number one driver on the PGA Tour in both 2004 and 2005. Products incorporating MWT™ that debuted last year include r7® TP fairway woods, Rescue® dual hybrids and the next generation of r7® drivers in 2005, the r7® 425 and r7® 460. The title "r7®" applies to the precise management of launch conditions, be it in metalwoods or irons. In December 2005, TaylorMade unveiled two irons worthy of the r7® name, the r7® XD and r7® CGB MAX, which we expect to be important revenue drivers in 2006. Both work to shift the center of gravity low and deep, making them exceptionally easy to launch high and long. Both are equipped with TaylorMade's Inverted Cone Technology which dramatically increases the size of the clubface zone that delivers high initial ball speed.

TaylorMade Introduces AGSI™ Putter Technology

Rossa® putters took tremendous strides in 2005, spurred by the introduction of the Anti-Skid Groove System Insert (AGSI™), a clubface technology employing 12 carefully engineered grooves designed to reduce backspin and encourage forward spin, promoting a smoother roll, better control and enhanced accuracy. AGSI™ technology was quickly validated on tour as numerous tour pros put it into play including Sergio Garcia, Sean O'Hair and Tim Petrovic, each of whom won with it. Rossa® became the number two putter in Japan in late 2005 and the excitement picked up where it left off at the start of 2006, when Rossa® ranked as the number one putter brand at the season-opening Mercedes Championships – the first time that TaylorMade has topped the putter category in a PGA Tour event.

Golf Ball Category Set to Increase Profitability

In 2005, we saw the introduction of the BlackMAX®, a three-piece urethane ball that combines tour-caliber spin and distance with a softer, more satisfying sound and feel. The popular Noodle® franchise, synonymous with "long-and-soft" performance, was reinvented in 2005 and now consists of the original Noodle®, the Longest Noodle®, the Softest Noodle® and Noodle Ice™. This year, a premium ball bearing the TaylorMade name, called TaylorMade® Tour Preferred® (TP), will be launched in spring 2006. In tandem with this product initiative, premium golf ball production was brought in-house in late 2005 and the value category is being outsourced to Asia. As a result of this new sourcing strategy, TaylorMade-adidas Golf plans to increase both golf ball sales and profitability at double-digit rates in 2006.

adidas Golf Enjoys Continuing Success

adidas Golf is the fastest-growing footwear and apparel brand in golf, as a result of our steady commitment to developing great-looking, great-feeling, performance-enhancing products that we view as "equipment for the body". This includes golf wear such as ClimaCool® for warm weather comfort, Clima Compression for cool weather comfort and ClimaProof® for all-weather comfort, and footwear such as Tour Metal, Torsion® Euro, Driver Isabelle and the groundbreaking Tour 360. adidas Golf apparel and footwear is the choice of athletes such as Sergio Garcia, Sean O'Hair, Kerry Perry, Peter Lonard, Hidemichi Tanaka, Paula Creamer and Natalie Gulbis. It is also favored by a growing number of dedicated amateurs as sales of adidas Golf equipment rose significantly in 2005 for the second year, and we expect continued success in 2006.

Europe (incl. Africa and Middle East)

1 **adidas-Salomon AG Headquarters** – Herzogenaurach / Germany
2 **adidas International B.V.** – Amsterdam / Netherlands
3 **adidas International Marketing B.V.** – Amsterdam / Netherlands
4 **adidas International Trading B.V.** – Amsterdam / Netherlands
5 **adidas (UK) Ltd.** – Stockport / Great Britain
6 **adidas Sarragan France S.a.r.l.** – Landersheim / France
7 **adidas Italia S.r.l.** – Monza / Italy
8 **adidas España S.A.** – Zaragoza / Spain
9 **Taylor Made Golf Ltd.** – Basingstoke / Great Britain
10 **adidas Emerging Markets L.L.C.** – Dubai / United Arab Emirates

North America

11 **adidas North America Inc.** – Portland, Oregon / USA
12 **TaylorMade Golf Co. Inc.** – Carlsbad, California / USA

Asia

13 **adidas Sourcing Ltd.** – Hong Kong / China
14 **adidas (Suzhou) Co. Ltd.** – Suzhou / China
15 **adidas Japan K.K.** – Tokyo / Japan
16 **adidas Korea Ltd.** – Seoul / Korea
17 **adidas Australia Pty. Ltd.** – Mulgrave, Victoria / Australia
18 **Taylor Made Golf Co. Ltd.** – Tokyo / Japan

Latin America

19 **adidas Latin America S.A.** – Panama City / Panama
20 **adidas Argentina S.A.** – Buenos Aires / Argentina
21 **adidas do Brasil Ltda.** – São Paulo / Brazil

major locations

The adidas Group is represented in major markets around the world. As at December 31, 2005, the Group had more than 80 subsidiaries worldwide with headquarters in Herzogenaurach, Germany. The major subsidiaries are listed above and highlighted in the world map.



11
12
19
20
21
8
9
10
13
14
16
15
18
17


flair? always. style? absolutely.
every shot natalie gulbis plays is an expression
of her love for the game. ::: passionate :::
TaylorMade



Corporate Governance Report

We are committed to the principles of good corporate governance and continually strive to strengthen and sustain the trust that national and international investors, business partners, employees and the public have placed in us. Accordingly, our Executive and Supervisory Boards regularly evaluate the latest national and international standards in responsible, transparent and efficient company management with the objective of enhancing corporate governance at adidas and creating sustainable value. In this report, we outline our corporate governance activities in the year under review, which focused on the adoption of new Rules of Procedure for both Boards, an efficiency review of the Supervisory Board and the implementation of its results as well as on the examination of the updated German Corporate Governance Code.

Dual Board Structure: Executive and Supervisory Boards

In accordance with the German Stock Corporation Act (Aktiengesetz), adidas-Salomon AG has a dual board structure consisting of an Executive Board with management functions and a Supervisory Board with control functions. These two Boards are strictly separated in terms of membership and competencies. Our Executive Board is currently composed of four members (see Executive Board). Our Supervisory Board comprises six members representing the shareholders and six members representing the employees as required by the German Co-Determination Act (Mitbestimmungsgesetz) (see Supervisory Board).

Efficiency through Supervisory Board Committees

In order to perform its tasks as efficiently as possible, our Supervisory Board has formed the following committees:

::: The Steering Committee, which consists of the Supervisory Board Chairman and his two deputies, discusses major issues, prepares resolutions and may in special urgent cases take resolutions in lieu of the Supervisory Board.

::: The co-determined General Committee comprises four members and in particular is responsible for the preparation of the Supervisory Board resolutions on the employment of Executive Board members, decides on the contents of the relevant employment agreements and determines the structure and level of the Executive Board compensation.

::: The co-determined Audit Committee with four members deals primarily with accounting and risk management issues, discusses the quarterly results and prepares the Supervisory Board resolutions on the annual financial statements and consolidated financial statements as well as the agreement with the auditor.

::: The four-member Mediation Committee formed in accordance with § 27 section 3 of the German Co-Determination Act submits proposals to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority required for an appointment or dismissal is not achieved.

::: Furthermore, the co-determined "Reebok Corporate Actions" Committee was established ad hoc with four members for the purpose of discussing and resolving on the capital increase carried out in connection with the Reebok acquisition.

A summary of the committees' activities in 2005 can be found in the Supervisory Board Report. An overview of the individual committee members is given in the Supervisory Board Overview.

Close Cooperation between Executive and Supervisory Boards

Our Executive and Supervisory Boards cooperate with each other closely and on a basis of mutual trust in the best interest of the Group. Our Executive Board develops the Group's strategic orientation, coordinates it with the Supervisory Board and ensures its implementation. It informs the Supervisory Board frequently, expeditiously and comprehensively on the Group's strategy, planning, business development, risk assessment and risk management. In particular, the Chairmen of our Executive and Supervisory Boards maintain frequent contact. For certain business transactions and measures such as engaging in or giving up major fields of activity, *the acquisition or disposal of substantial corporate holdings* and the approval of the budget and capital expenditure and financial plan, the Executive Board must obtain the Supervisory Board's prior consent. For particularly urgent matters, the Supervisory Board can also take resolutions by way of a written circular vote.

New Rules of Procedure Adopted

In May 2005, our Supervisory Board adopted new Rules of Procedure that align with the German Corporate Governance Code. They contain a comprehensive list of transactions for which the Executive Board must obtain prior approval from the Supervisory Board as well as principles for the Supervisory Board members' independence, experience and expert knowledge. In August 2005, the Rules of Procedure for the Executive Board were also updated to better reflect the Corporate Governance Code and the current requirements in German legislation. Both Rules of Procedure can be viewed online at www.adidas-Group.com.

Efficiency Review Conducted

In 2005, our Supervisory Board carried out an efficiency review of its activities by means of detailed questionnaires and individual interviews conducted by an external consultant. The main topics were the preparation, frequency, procedure and agenda of Supervisory Board meetings, the activities of the Supervisory Board committees as well as the quality, quantity and timeliness of the information provided by the Executive Board. The results were then discussed with the Executive Board. The scope and timeframe of the documents and information communicated by the Executive Board were identified as areas for potential improvement. The Executive Board's proposals on how to optimize these items were implemented immediately. In all other respects, the organization of meetings as well as the Supervisory Board's activities were rated as positive and efficient. It is planned to carry out an efficiency review every two years.

Proactive Communication Efforts

We are committed to a proactive information strategy to promote transparency for the benefit of all stakeholders. In accordance with the principles of fair disclosure, we make new information immediately available to institutional investors, private shareholders, financial analysts and the public in both English and German. For this purpose, we use the Internet as our main communication platform (www.adidas-Group.com). With our financial reports, analyst and press conferences, ad-hoc releases, press releases and Annual General Meeting information, all interested parties have the possibility to form an up-to-date and authentic opinion about our Group. We also provide a financial calendar with all important dates and events on our website, in all quarterly reports as well as in this Annual Report (see Inside Back Cover).

Directors' Dealings
According to § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), Executive and Supervisory Board members as well as other key executives are required to disclose purchase or sale transactions with adidas-Salomon AG shares and related financial instruments (Directors' Dealings). In 2005, we received and published Directors' Dealings notifications on such transactions with adidas-Salomon AG shares (ISIN DE0005003404) as stated in the adjacent table.

Share Ownership of Executive and Supervisory Boards
We report the ownership of shares and related financial instruments by Executive Board and Supervisory Board members only if it exceeds the threshold of 5% of the adidas-Salomon AG shares issued (see our 2006 Declaration of Compliance). In 2005, we received no such notifications.

Annual General Meeting Participation Facilitated
Due to the very broad and international nature of our shareholder structure (see Our Share), we put considerable efforts into facilitating access to information and corporate events. We hence offer all national and international shareholders who register for the Annual General Meeting but cannot attend in person the well-proven service of transferring their voting rights to proxies appointed by the Company. The binding voting instructions can be submitted to the proxies in writing or via the Internet until the end of the general debate of the Annual General Meeting. We also provide a publicly available live webcast of the entire Annual General Meeting on our website (www.adidas-Group.com) in both English and German. We will continue these services for our next Annual General Meeting, which will take place on May 11, 2006, in Fürth, Germany.

Directors' Dealings in 2005[1]

Date/Place	Name	Position	Type of transaction	Number of items	Price in €	Transaction volume in €
May 5, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	20,000	130.085	2,601,700
June 13, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	20,000	140.00	2,800,000
August 3, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	100,000	155.396	15,539,600
August 4, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	20,000	161.20	3,224,000
August 4, 2005 Frankfurt/Main	Fritz Kammerer	Supervisory Board member	Sale	100	157.32	15,732
August 22, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Purchase	20,000	145.00	2,900,000
December 1, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	20,000	150.469	3,009,380
December 19, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	4,825	160.00	772,000
December 20, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	15,175	160.00	2,428,000
December 20, 2005 Frankfurt/Main	Christian Tourres	Supervisory Board member	Sale	20,000	160.00	3,200,000

1) Information about notifications of share purchases and sales through the exercise of option rights within the scope of the Management Share Option Plan (MSOP), which no longer require reporting pursuant to the effective Issuer Guidelines of the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and which we published until August 29, 2005, as well as the above overview can be found at www.adidas-Group.com/directors_dealings.

Compliance with Additional Recommendations of German Corporate Governance Code

Our Executive and Supervisory Boards regularly reviewed all aspects of good corporate governance and issued an updated Declaration of Compliance in accordance with § 161 of the German Stock Corporation Act on February 9, 2006. As part of our ongoing efforts to increase transparency, we disclose the individual compensation of our Executive Board members in 2005 as well as the individual compensation paid to Supervisory Board members providing advisory and consultancy work in 2005. As a result, we comply with two additional recommendations of the current Corporate Governance Code. We also comply without exception with all new recommendations introduced in 2005 as well as with the majority of the Code's non-binding suggestions. A summary of our current Declaration of Compliance is given in the following while the full text is published on our website at www.adidas-Group.com/corporate_governance together with all past Declarations of Compliance.

adidas-Salomon AG has been and will be in compliance with all recommendations of the German Corporate Governance Code dated June 2, 2005, with the following exceptions:

::: The D&O liability insurance for our Executive and Supervisory Board members does not include a deductible as this is not common outside Germany. Furthermore, we believe that it is not appropriate for our Group insurance policy, which covers a large number of high-level executives in Germany and abroad, to differentiate between Executive and Supervisory Board members and other executives.

::: The structure and level of the Executive Board compensation is reviewed and determined by the Supervisory Board's General Committee as this system has proven successful. The General Committee informs the Supervisory Board plenum on the respective results.

::: The stock options granted to the Executive Board within the scope of the Management Share Option Plan (MSOP) do not provide a possibility of limitation (cap) for extraordinary, unforeseen developments as all stock options had already been granted before this recommendation of the Corporate Governance Code was introduced in May 2003. However, should we decide to initiate a new stock option plan in the future, we will comply with this recommendation.

::: We do not specify an age limit for Supervisory Board members as we believe that this would narrow the rights of our shareholders and employees to elect their representatives to the Supervisory Board.

::: Our Supervisory Board compensation does not include a variable component linked to the Group's performance in order to ensure the independent supervision required. As the work of the Supervisory Board and its committees has been successful in the past, we believe there is no necessity for additional compensation for membership in a Supervisory Board committee.

::: We report the number of shares or related financial instruments held by individual Executive and Supervisory Board members if it directly or indirectly exceeds 5% of the shares issued by adidas-Salomon AG. If the entire ownership of all Executive and Supervisory Board members exceeds 5%, the entire ownership is reported separately for the Executive Board and the Supervisory Board, provided we have received the according notifications. § 21 of the German Securities Trading Act (Wertpapierhandelsgesetz) specifies a threshold of 5% for the disclosure of shareholdings subject to reporting. We also regard this threshold as appropriate for adidas-Salomon AG.

More Information about Corporate Governance

All documents related to corporate governance at adidas-Salomon AG are available on our website at www.adidas-Group.com/corporate_governance.

Compensation Report

In our Compensation Report, which is based on the recommendations of the German Corporate Governance Code, we summarize the principles relevant for determining the compensation of our Executive Board and outline the structure and level of Executive Board compensation as well as the compensation of our Supervisory Board. The individualized compensation of our Executive Board members broken down by the different components is given in the notes to the consolidated financial statements as required by the German Corporate Governance Code (see Notes – Additional Information/note 34).

Executive Board Compensation in 2005

Responsibility Assigned to General Committee

In accordance with its new Rules of Procedure, our Supervisory Board has again assigned matters relating to the structure and level of Executive Board compensation to its co-determined General Committee as this system has proven successful.

Compensation Consists of Three Components

The structure of our Executive Board's compensation is based on our Group's size and global orientation as well as financial and economic position. In addition, the compensation is determined by criteria including the responsibilities and the contribution of the respective Executive Board member, his individual performance as well as the performance of the entire Executive Board. Performance-related components, which comprise the greatest share in the compensation, are designed in such a way as to present a clear incentive for our Executive Board members to achieve the defined targets and to support a sustainable value-oriented management.

The compensation of our Executive Board comprises the following components:

::: A non-performance-related component consisting of base salary and benefits in kind.

::: A performance-related component consisting of:
- ::: a Performance Bonus, which is linked to the base salary and depends on the individual performance of the respective Executive Board member as well as on the Group's results and is paid out following the end of the respective fiscal year; and
- ::: a Long-Term Incentive Plan Bonus (LTIP Bonus) to be paid out in 2006, the amount of which is determined by the attainment of predefined earnings improvements during the three-year period from 2003 to 2005.[1]

::: A share-based component in the form of compensation through the Management Share Option Plan (MSOP), which is calculated on the basis of a performance discount consisting of an absolute and a relative performance component. The option rights, which were issued in several tranches under the share option plan adopted by the 1999 Annual General Meeting, are exercisable over a period of five years following a two-year vesting period, provided that at least one of the two performance targets, i.e. absolute performance and relative performance, has been attained (see Notes – Additional Information/note 32). Executive Board members were last granted options under the Management Share Option Plan (MSOP) in August 2002. No new share option plan has been adopted by the Annual General Meeting.

1) The General Committee has decided to implement a subsequent plan for the three-year period from 2006 to 2008 (LTIP 2006–2008).

Compensation Level Reflects Strong Performance Orientation

This year, we make the first individualized disclosure of the compensation of our Executive Board in accordance with the German Corporate Governance Code to further increase the transparency of our reporting. The adjacent table provides an overview of the total compensation of our Executive Board, while the individualized compensation broken down by the different components is given in the notes to the consolidated financial statements (see Notes – Additional Information/note 34) as required by the German Corporate Governance Code.

Stock Options

In 2005, a total of 29,900 options were exercised within the scope of the Management Share Option Plan (MSOP) by the current members of our Executive Board in the full year period and by the retired Executive Board member Michel Perraudin in the period until March 31, 2005. As a result, their share-based compensation totaled € 2.65 million. The total number of outstanding stock options held by current Executive Board members of our Company as at December 31, 2005, amounts to 11,900.

Loans

No members of the Executive Board were granted loans in 2005.

Pension Provisions

At year-end 2005, provisions for pension obligations regarding the current Executive Board members amounted to € 8.25 million. Pension provisions for pension obligations regarding former members of the Executive Board amounted to € 48.55 million in total.

Pension Payments to Former Executive Board Members

In 2005, former members of the Executive Board received pension payments totaling € 1.35 million.

Supervisory Board Compensation in 2005

Compensation Set Out in the Articles of Association

The compensation of our Supervisory Board members was resolved upon by the Annual General Meeting on May 8, 2003, and is contained in our Articles of Association. The Supervisory Board compensation consists of a fixed annual payment amounting to € 21,000 for each member, twice the amount for the Chairman and one and a half times the amount for each Deputy Chairman. All members receive reimbursement for their out-of-pocket expenses associated with Supervisory Board meetings.

Loans

No members of the Supervisory Board were granted loans in 2005.

Executive Board Members' Compensation € in thousands

	2005	2004
Total compensation	**11,430**[1]	14,982[2]
Non-performance-related component	2,998	3,380
Performance-related components (Performance Bonus + LTIP Bonus)	**5,780**[3]	7,996
Share-based component (MSOP)	**2,652**[4]	3,606

1) Contains the compensation paid to the Executive Board members Herbert Hainer, Glenn Bennett, Michel Perraudin (until March 31, 2005), Robin Stalker and Erich Stamminger.
2) Contains the compensation paid to the Executive Board members Herbert Hainer, Glenn Bennett, Manfred Ihle (until June 30, 2004), Michel Perraudin, Robin Stalker and Erich Stamminger.
3) Also contains accrued expenses in 2005 for the LTIP Bonus to be paid out in 2006 upon attainment of the targets as well as the 2005 Performance Bonus paid out on a pro-rata basis to Michel Perraudin, who retired in 2005.
4) Contains in the case of Michel Perraudin, who retired effective March 31, 2005, only the compensation received through options exercised before his retirement.

Supervisory Board Members' Compensation in 2005 under the Articles of Association in € per member

Chairman of the Supervisory Board Henri Filho	42,000
Deputy Chairmen of the Supervisory Board Dr. Hans Friderichs, Fritz Kammerer	31,500
Members Sabine Bauer, Dr. iur. Manfred Gentz, Igor Landau, Roland Nosko, Hans Ruprecht, Willi Schwerdtle, Heidi Thaler-Veh, Christian Tourres, Klaus Weiß	21,000
Total compensation	**294,000**

Supervisory Board Members' Compensation in 2005 for Advisory and Consultancy Services in €

Henri Filho	306,800
Dr. Hans Friderichs	204,517
Total compensation	**511,317**

Supervisory Board Report

Dear Shareholders,

2005 was another very successful year for the adidas Group. Our currency-neutral sales from continuing operations grew by 12%, and our earnings by 31%. With the divestiture of the Salomon business segment and the acquisition of Reebok, which was completed in January 2006, the Group now focuses even more on its core business and believes that by realizing synergies, sustainable value could be created for shareholders.

In the year under review, we dealt intensively with the future long-term positioning of the adidas Group within the sporting goods industry, and with the business and financial position of the Group. In addition to the four regular meetings of the Supervisory Board, we held one extraordinary meeting in which Supervisory Board members unable to attend participated via a conference call, and we passed further resolutions on urgent matters by way of circular vote. We continuously monitored the Group's management and advised the Executive Board. The Executive Board informed us regularly and in a timely manner about the position of the Group, in particular about the Group's business and financial position as well as corporate policy and matters relating to major business transactions, by means of detailed verbal and written reports.

Furthermore, as Chairman of the Supervisory Board, I also maintained regular contact with the Executive Board between the Supervisory Board meetings and was kept thoroughly informed about the current business situation and major business transactions. In addition, we regularly discussed the Group's strategic orientation and risk management. The attendance rate of the Supervisory Board members at all meetings was 100% with the exception of one meeting which one Supervisory Board member was unable to attend due to urgent business commitments elsewhere. The external auditor KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main ("KPMG") attended the annual financial statements meeting and the meetings where the quarterly financial statements were presented.

Main Topics Covered and Examined by the Supervisory Board in Plenum

The positive development of sales and earnings and the financial position of the Group as well as the individual operational units was the subject of regular consultations. Furthermore, items on the agenda included numerous specific topics which were dealt with and discussed together with the Executive Board. At the Supervisory Board meeting on March 3, 2005, we reviewed the financial statements, consolidated financial statements and management reports for the year ending December 31, 2004, as certified by the auditor, and the proposal put forward by the Executive Board regarding the appropriation of retained earnings. Additionally, we discussed in detail the proposed resolutions to be put to the Annual General Meeting. The only item on the agenda of the extraordinary Supervisory Board meeting on May 2, 2005, was the decision on the sale of the Salomon business segment. Following in-depth discussions regarding financial and strategic aspects, we approved the sale to the Helsinki-based Amer Sports Corporation. In the regular Supervisory Board meeting on the following day, we dealt with the results for the first quarter of 2005 and corporate governance topics. After detailed discussions, we approved new Rules of Procedure for the Supervisory Board as well as implementation of the improvement possibilities resulting from the efficiency review regarding the work of the Supervisory Board, which was otherwise evaluated as efficient and constructive. A further item on the agenda of this meeting was the appointment of Robin Stalker as Labor Director, following the retirement of Michel Perraudin from the Executive Board of our Company upon the expiry of his appointment on March 31, 2005.

At our Supervisory Board meeting on August 2, 2005, we discussed the financial statements for the first half year. Furthermore, the Executive Board reported to us in detail about the current status of the sale of the Salomon business segment. A main focus of our consultations was the potential acquisition of Reebok, the related opportunities, the strategic aims pursued and the impact on the adidas Group's financial position. We scrutinized and evaluated the plans submitted by the Executive Board in this respect. Following an in-depth discussion with the Executive Board and within the Supervisory Board, we approved the transaction in the early hours of the morning on August 3, 2005.

The main focus of our meeting on November 2, 2005, was the budget and investment plan for the adidas Group for 2006, which we approved after critically examining the assumptions set out in detailed presentations and obtaining further information from the Executive Board. Another item on the agenda of this meeting was information concerning the appointment of KPMG as auditor of the financial statements and consolidated financial statements for 2005 as well as the audit priorities agreed between the Audit Committee and the auditor. In addition, the Executive Board reported to us in detail concerning the progress of the integration plan established in conjunction with the acquisition of Reebok. After the Executive Board had presented to us in detail the various key financing components relating to the Reebok acquisition, we established the "Reebok Corporate Actions" Committee.

Report from the Committees

In the year under review, the Supervisory Board had five committees as outlined below:

::: The General Committee met twice in the year under review, discussing in detail various matters relating to the Executive Board. Items on the agenda included the structure and amount of Executive Board compensation and the Long-Term Incentive Plan (LTIP), which expired at the end of 2005. Further, the General Committee approved a new Long-Term Incentive Plan effective from 2006, covering a three-year period (LTIP 2006-2008).

::: The Audit Committee met three times in the year under review. The members discussed in detail the financial statements and consolidated financial statements for 2004 and dealt intensively with the half year and nine months results. Further topics included preparation of the Supervisory Board proposal concerning the appointment of the auditor to be presented to the Annual General Meeting as well as discussion and definition of the audit priorities. The external auditor attended all meetings of the Audit Committee.

::: The Steering Committee and the Mediation Committee formed in accordance with the German Co-Determination Act (MitbestG) did not meet in the year under review as there was no call for action in the respective areas.

::: The "Reebok Corporate Actions" Committee, which was formed ad hoc, met on November 3, 2005, and following in-depth discussions approved a capital increase from authorized capital.

The chairmen of the committees regularly informed us about the work and decisions of the committees, ensuring a comprehensive exchange of information and good cooperation between the committees and the Supervisory Board in plenum.

Change in the Composition of the Executive Board

Michel Perraudin, who was responsible for Global Human Resources, Key Projects & Corporate Services, retired from the Executive Board of adidas-Salomon AG upon expiry of his appointment on March 31, 2005. We wish to thank Michel Perraudin for his personal dedication and the commitment with which he performed his tasks over many years.

Declaration of Compliance Underpins Good Corporate Governance

We report on corporate governance at adidas-Salomon AG together with the Executive Board in the Corporate Governance Report in the annual report. On February 9, 2006, the Executive Board and the Supervisory Board presented an updated Declaration of Compliance in accordance with § 161 AktG (German Stock Corporation Act), which was made permanently available to the shareholders of adidas-Salomon AG on the corporate website on February 9, 2006.

Detailed Examination and Discussion of the 2005 Financial Statements and Consolidated Financial Statements

KPMG audited the financial statements and management report of adidas-Salomon AG for 2005 prepared in accordance with the requirements of the German Commercial Code (HGB) and issued an unqualified opinion thereon. The auditor also approved without qualification the consolidated financial statements prepared in accordance with § 315a HGB in compliance with International Financial Reporting Standards (IFRS) and supplemented by a Group Management Report.

The financial statements, the proposal put forward by the Executive Board regarding the appropriation of retained earnings and the auditor's reports were submitted to the Audit Committee and the Supervisory Board in a timely manner. They were examined in detail first by the Audit Committee and subsequently at our annual financial statements meeting on March 1, 2006, and were discussed in the presence of the auditor who reported on the material results of the audit and was available for the provision of supplementary information. Having examined the financial statements of adidas-Salomon AG, the consolidated financial statements and the management reports, we came to the conclusion that there were no objections to be raised. We therefore approved the results of the audit, following the recommendation of the Audit Committee, and adopted the financial statements prepared by the Executive Board at our financial statements meeting. The financial statements of adidas-Salomon AG were thus established. Finally, we examined the proposal put forward by the Executive Board regarding the appropriation of retained earnings and approved this proposal.

adidas Group Well Positioned for the Future

The year under review was an outstanding year in which important, forward-looking strategic decisions for the adidas Group were made. All financial targets were met or exceeded. The Group is well positioned for continuing success, so we can again expect adidas to achieve strong results going forward.

We appreciate the tremendous personal dedication, the performance and the ongoing commitment of the Executive Board, the Management Boards of the Group companies, the Works Council and all adidas Group employees. We thank all of them for their contributions.

For the Supervisory Board

Henri Filho ::: Chairman of the Supervisory Board
March 1, 2006

Supervisory Board

Our Supervisory Board comprises six members representing the shareholders and six members representing the employees as required by the German Co-Determination Act (Mitbestimmungsgesetz).


Henri Filho


Dr. Hans Friderichs


Fritz Kammerer


Sabine Bauer


Dr. iur. Manfred Gentz


Igor Landau

Henri Filho
Chairman
French, born in 1931
Management Consultant
- Deputy Chairman of the Supervisory Board, Salomon S.A., Metz-Tessy, France (until October 19, 2005)[1]
- Deputy Chairman of the Supervisory Board, Groupe Vendôme Rome S.A., Paris, France[1]

Dr. Hans Friderichs
Deputy Chairman
German, born in 1931
Management Consultant
- Chairman of the Supervisory Board, allit AG Kunststofftechnik, Bad Kreuznach, Germany
- Chairman of the Supervisory Board, Goldman Sachs Investment Management GmbH, Frankfurt am Main, Germany
- Chairman of the Supervisory Board, Leica Camera AG, Solms, Germany
- Chairman of the Supervisory Board, Racke-Dujardin GmbH & Co. KG, Bingen, Germany[1]
- Chairman of the Supervisory Board, Racke Weinkeller GmbH & Cie. CGaA, Mainz, Germany
- Member of the Supervisory Board, Schneider Electric S.A., Paris, France (until May 12, 2005)[1]

Fritz Kammerer[2]
Deputy Chairman
German, born in 1945
Chairman of the Central Works Council, adidas-Salomon AG

Sabine Bauer[2]
German, born in 1963
Team Leader Quality Service Systems, Global Operations, adidas-Salomon AG

Dr. iur. Manfred Gentz
German, born in 1942
Former member of the Executive Board of DaimlerChrysler AG
- Member of the Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
- Member of the Supervisory Board, Hannoversche Lebensversicherungs AG, Hanover, Germany (until March 31, 2005)
- Member of the Supervisory Board, Zürich Beteiligungs-AG (Deutschland), Frankfurt am Main, Germany (until April 11, 2005)
- Member of the Supervisory Board, DWS Investment GmbH, Frankfurt am Main, Germany
- Chairman of the Administrative Board, Zurich Financial Services S.A., Zurich, Switzerland (as of April 19, 2005)[1]
- Chairman of the Supervisory Board, Eurohypo AG, Eschborn, Germany (as of May 25, 2005)

Igor Landau
French, born in 1944
Former Chief Executive Officer of Aventis S.A.
- Member of the Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
- Member of the Supervisory Board, Allianz AG, Munich, Germany
- Member of the Board of Directors, Sanofi-Aventis S.A., Paris, France[1]
- Member of the Board of Directors, Essilor International S.A., Charenton-le-Pont, France[1]
- Member of the Board of Directors, HSBC France S.A., Paris, France[1]
- Member of the Board of Directors, Thomson S.A., Boulogne-Billancourt, France (until December 15, 2005)[1]


Roland Nosko


Hans Ruprecht


Willi Schwerdtle


Heidi Thaler-Veh


Christian Tourres


Klaus Weiß

Roland Nosko [2]
German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Nuremberg, Germany
- Member of the Supervisory Board, BP Gelsenkirchen GmbH, Gelsenkirchen, Germany
- Member of the Supervisory Board, CeramTec AG, Plochingen, Germany

Hans Ruprecht [2]
German, born in 1954
Sales Director Customer Service, Area Central, adidas-Salomon AG

Willi Schwerdtle
German, born in 1953
General Manager, Procter & Gamble Holding GmbH, Schwalbach am Taunus, Germany
- Member of the Supervisory Board, Procter & Gamble Manufacturing GmbH, Schwalbach am Taunus, Germany (until November 21, 2005)

Heidi Thaler-Veh [2]
German, born in 1962
Member of the Central Works Council, adidas-Salomon AG

Christian Tourres
French, born in 1938
Former member of the Executive Board of adidas-Salomon AG

Klaus Weiß [2]
German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Hanover, Germany
- Member of the Supervisory Board, Wohnungsbaugesellschaft mbH Glück Auf Brambauer, Lünen, Germany [1]

Committees of the Supervisory Board

Standing Committees

Steering Committee
Members: Henri Filho (Chairman)
Dr. Hans Friderichs
Fritz Kammerer

General Committee
Members: Henri Filho (Chairman)
Dr. Hans Friderichs
Fritz Kammerer
Klaus Weiß

Audit Committee
Members: Dr. Hans Friderichs (Chairman)
Henri Filho
Hans Ruprecht
Klaus Weiß

Mediation Committee
Members: Henri Filho
Dr. Hans Friderichs
Fritz Kammerer
Roland Nosko

Other Committees

"Reebok Corporate Actions" Committee
Members: Henri Filho (Chairman)
Dr. Hans Friderichs
Roland Nosko
Hans Ruprecht

1) Not relevant for determining the maximum number of Supervisory Board mandates pursuant to § 100 para. 2 sentence 1 no. 1 AktG (German Stock Corporation Act)
2) Employee representative

Executive Board

Our Executive Board is comprised of four[1] members who reflect the diversity and international character of our Group. Each is responsible for at least one major business unit within the Group.



Herbert Hainer

Herbert Hainer was born in Dingolfing, Germany, in 1954. Following his business studies, Herbert Hainer spent eight years with Procter & Gamble in various sales and marketing positions. He joined adidas Germany in 1987 and has held numerous management positions within the Group, including Managing Director Germany and Senior Vice President for Sales and Logistics in Europe, Africa and the Middle East. Herbert Hainer joined the Executive Board in 1997 and became CEO and Chairman of the Executive Board of adidas-Salomon AG in 2001. He is married, has two daughters and lives in Herzogenaurach.

Herbert Hainer is also:
- Member of the Supervisory Board, Bayerische Versicherungsbank AG, Munich, Germany
- Deputy Chairman of the Supervisory Board, FC Bayern München AG, Munich, Germany
- Member of the Supervisory Board, Engelhorn KGaA, Mannheim, Germany



Glenn Bennett

Glenn Bennett was born in New Hampshire, USA, in 1963. With a degree in computer science, he began his professional career with Reebok International Ltd. in 1983, where he worked for ten years in various operations and product functions. In 1993, he joined adidas AG[2] as Head of Worldwide Development. He was appointed to the Executive Board in 1997 and is responsible for Global Operations activities. Glenn Bennett is married and lives in Portland, Oregon.



Robin J. Stalker

Robin J. Stalker was born in Palmerston North, New Zealand, in 1958. In 1982, following his degree in business studies, he began his professional career and qualified as a Chartered Accountant. He worked for Arthur Young in New Zealand and London and subsequently held financial and controlling positions in the entertainment industry, including United International Pictures and Warner Bros. International as well as working as an independent consultant. Robin J. Stalker joined adidas AG[2] as the Head of Corporate Services and Group Reporting in 1996. Since February 2000, he has been Chief Financial Officer of adidas-Salomon AG and was appointed to the Executive Board, responsible for Finance, in 2001. In 2005, he assumed additional responsibility as Labor Director. Robin J. Stalker is married and lives near Herzogenaurach.



Erich Stamminger

Erich Stamminger was born in Rosenberg, Germany, in 1957. After obtaining a degree in business studies, he started his career at GfK, a German consumer research institute. In 1983, Erich Stamminger joined adidas Germany. He served in numerous marketing positions before becoming Managing Director for Germany and then Europe and Asia/Pacific. Erich Stamminger was appointed to the Executive Board in 1997 and was responsible for Global Marketing from 2000 to 2005. From 2004 to 2005, he was also responsible for the adidas business in North America. Effective January 9, 2006, he was named President and CEO of the adidas brand. Erich Stamminger is married and lives in Nuremberg.

Michel Perraudin

Michel Perraudin was born in Sion/Valais, Switzerland, in 1947. With a degree in mathematics and an MBA, he started his professional career in 1976 as a management consultant with McKinsey & Company. In 1982, he became a McKinsey Partner and Principal. He joined adidas AG[2] as an Executive Board member in 1989. Michel Perraudin retired from the Executive Board on March 31, 2005, to focus on his new responsibility as President of the World Federation of the Sporting Goods Industry (WFSGI). His responsibility for Global Human Resources was assumed by CEO Herbert Hainer. General Counsel Frank A. Dassler now oversees Key Projects and Corporate Services, reporting to Herbert Hainer.

1) Michel Perraudin retired from the Executive Board of adidas-Salomon AG effective March 31, 2005.
2) adidas-Salomon AG since December 1997

18 мировых рекордов. Елена Исинбаева

18 world records. Raising the bar one centimeter at a time.

покоряет новые высоты. Сантиметр за

Elena Isinbayeva constantly strives to reach new heights.

сантиметром. И нет ей преград.

The sky's the limit.





…ing …th our …nnovation

In our business, consumer buying and brand perception are closely linked to cutting-edge design and market-leading, high-profile technologies. Innovation is a key factor to our success. For this reason, we will continue to introduce at least one major technological innovation every year. The following pages highlight some of our most recent innovations. These include the first ever modular football boot, the next intelligent shoe generation, a radically new high-performance apparel concept, our most advanced irons ever created and our new movable-weight metalwoods. True to our belief "Impossible Is Nothing", we plan to introduce many more groundbreaking technological innovations in the years to come.

::: adidas +F50 TUNIT™

The +F50 TUNIT™ is the first modular football boot ever and is made up of three interchangeable components: the upper, the chassis and the studs. Each component comes in a variety of styles and functions. Simply by mixing and matching these components, players can customize, adapt and tune their boots to any weather, any pitch and their very own personal style. Our target is to sell at least 500,000 units of +F50 TUNIT™ football boots in 2006.



adidas +Predator® Absolute

The new +Predator® Absolute features Exchangeable PowerPulse™ technology. Engineered Predator® elements have been integrated into a Power Zone on top of the forefoot for even more power behind every shot, while enhanced Predator® technology in the Swerve Zone on the side of the boot continues to give shots and passes both swerve and control. An easy swap of its PowerPulse™ sockliner turns the boot into the lightest Predator® ever. That versatility along with an all-new state-of-the-art design makes the Predator® better than ever before. In 2006, we expect to sell more than [illegible] pairs of the +Predator® Absolute.


adidas

::: adidas +Teamgeist™ Match Ball for 2006 FIFA World Cup™

The adidas +Teamgeist™ introduces a new 14-panel configuration reducing the amount of three-panel touch points by 60% and the total length of the panel lines by over 15%, forming a smooth and perfectly round exterior allowing players significant improvements in accuracy and control. The thermal bonding technology, which adidas pioneered in 2004, has been further refined to give the +Teamgeist™ performance qualities found in no other football. The +Teamgeist™ will be played in all 64 matches of the 2006 FIFA World Cup™. Our goal is to sell more than 10 million +Teamgeist™ balls in 2006.


adidas
©2002 FIFA TM
FIFA WORLD CUP
GERMANY
2006

adidas a3® Gigaride

The adidas Gigaride incorporates our popular a3® technology from heel to toe for the first time to provide smooth, resilient cushioning. Regardless of the surface athletes are running on, each a3® cushioning element adapts individually to the ground, stabilizing, guiding and driving the foot forward. A structured midsole offers optimal stability. The Gigaride is the newest addition to our successful a3® footwear business.



[illegible]

[illegible] new adidas [illegible] combines different technologies. [illegible] sion fabric provides continuous muscle support, focusing energy and helping prevent fatigue, while strategically placed TPU power bands boost the power of key muscle groups, storing energy when muscles are contracted, and releasing when they are expanded. In addition, ClimaCool® technology is utilized to maintain an athlete's optimal body temperature. adidas TechFit is the brand's leading-edge apparel concept for 2006 and will be seen and used at all major sporting events and consequently commercialized in the brand's major sports categories.



Project Fusion

The world's first completely integrated training system, Project Fusion, incorporates Polar heart rate, speed and distance monitoring equipment into adidas apparel and footwear. Special fibers bonded onto adidas tops work in conjunction with Polar's WearLink™ technology to eliminate the need for a separate chest strap to monitor heart rate. In addition, the adiStar® Fusion shoe has a strategically placed cavity in the midsole which houses the light Polar s3 Stride Sensor to measure speed and distance. All the data is sent to the Polar RS 800 wrist-mounted running computer, which easily displays and records the information in real time. The integration simplifies use and increases comfort for athletes. Project Fusion will be brought to market in fall 2006 and highlights the importance of our strategic partnership with Polar.






LAP
12:53.6
03
03:45
04:10
167

::: adidas_1, Intelligence Level 1.1

adidas_1, the World's First Intelligent Shoe, has just gotten smarter. It features a built-in microprocessor for intelligent cushioning that automatically and continuously adjusts to the unique needs of individual athletes and changing surface conditions. The higher intelligence level 1.1 makes the shoe better, stronger and faster. It is better because there is an increased range of cushioning, meaning the shoe can become even softer or firmer. It is stronger because there is a new motor with 153% more torque. And it is faster because the shoe has been reprogrammed to find the right level of cushioning even more quickly. In 2006, we will also release the first intelligent basketball shoe and we believe that in the medium term intelligent footwear will dominate the industry.



TaylorMade r7® CGB MAX

The new r7® CGB MAX features the power of our drivers engineered into an iron. The milled, high-strength stainless steel face delivers maximum allowable COR and features TaylorMade's Inverted Cones on the back, a technology used to expand the size of the COR zone in TaylorMade drivers. Inverted Cone Technology changes the way the clubface behaves at impact and increases the size of the zone that delivers high initial ball speed. That makes the r7® CGB MAX more forgiving and easier to launch while promoting longer yardage, shot after shot. This state-of-the art golf club should fuel significant expansion in the irons category, which TaylorMade has targeted as its most important growth area in 2006.


r7
cgb

[illegible] will follow the successful r7® 425 which was the number one model at its PGA Tour debut at the 2006 Mercedes Championships. The 460's clubhead measures 460 cc, helping make it TaylorMade's most forgiving driver ever, while its extremely low center-of-gravity makes it easy to launch high, long and straight. The 460 comes equipped with a new TaylorMade shaft featuring RE*AX technology co-developed by Fujikura. RE*AX helps reduce inconsistency while increasing stability, thus promoting greater accuracy and distance. The 460 should boost golfers' enthusiasm for Movable Weight Technology™, reinforcing TaylorMade's position as the world's leading metalwood manufacturer.



MOVABLE WEIGHT
TECHNOLOGY

...ring ...h our ...arketing

adidas launched the "Impossible Is Nothing" brand campaign in 2004 with huge success and we will continue to strengthen this message in 2006. "Impossible Is Nothing" is integrated in our biggest ever global football campaign: "+10". In 2006, we will also launch Kevin Garnett's "What's Inside", Stella McCartney for Sport Performance and TaylorMade's "I AM A GOLFER" marketing campaigns. The next few pages give an impression of these campaigns that will further inspire and involve our consumers.



BALLACK+10
IMPOSSIBLE IS NOTHING

adidas +10

In the run-up to the 2006 FIFA World Cup™, "+10" is the kick-off for adidas' biggest event-driven marketing effort ever. The campaign celebrates what the individual can do for the team and what the team can do for the individual stars. Only when individuals work together within, and for, the team will they be able to achieve impossible results. The campaign combines striking images of black and white portraits with national colors and features over 25 players. The executions will be displayed in a significant outdoor campaign that includes giant posters throughout the world featuring local players. These images


adidas
+10
adidas.com/football


adidas
NESTA+10
adidas.com/football


adidas
XAVI+10
adidas.com/football


adidas
RIQUELME+10
IMPOSSIBLE IS NOTHING
adidas.com/football


adidas
VIEIRA+10
IMPOSSIBLE IS NOTHING
adidas.com/football

adidas KG "What's Inside"

In basketball, "What's Inside" highlights eight-time All-Star forward Kevin Garnett and his latest adidas signature shoe, the a3® Garnett '06. The strategy behind this highly-integrated brand campaign is to celebrate the different characteristics that make up who Kevin Garnett really is by showing him in five different roles: the field general, the action hero, the child, the gladiator and the comedian. Garnett is not only one of the best players in the game but also one of the biggest personalities in basketball. His ability to show incredible determination and leadership on the court, as well as his youthful exuberance and sense of humor, is what makes him such an exceptional player and an outstanding athlete. The campaign will help us strengthen our positioning in the important basketball category.


adidas
21






adidas
mccartney

adidas by Stella McCartney

In its first year, the adidas by Stella McCartney performance collection exclusively for women created a complete new segment and exceeded our expectations in terms of sales, margin and image. With the new product category tennis, the collection is bringing design and style to an important new sports category. The same effect is being used in the communication campaign. Consistently from advertising through Internet and retail to PR, elements of sports and design are unified and create the concept's positioning: the perfect fusion of performance and style. As the brand's leading women's concept globally, adidas by Stella McCartney shows our commitment to performance in the women's business.




adidas
stella mccartney


I AM A GOLFER


More than a 17-time Tour winner
I AM A GOLFER


More than a survivor
I AM A GOLFER

TaylorMade "I AM A GOLFER"

Authentic golfers include those who love golf, are passionate about its history, faithful to the rules and believe their identity is rooted in the game. The essence of I AM A GOLFER was created to reach golfers through a sense of community. I AM A GOLFER sets out to establish TaylorMade as the brand for authentic golfers, through a shared passion for the game and true understanding of what it is to be a golfer first, above all else. The campaign, which will be TaylorMade-adidas Golf's biggest and most important brand campaign ever, helps TaylorMade to increase brand loyalty and to connect with all golfers on an emotional level.


More than a celebrity
I AM A GOLFER


More than a fighter
I AM A GOLFER


I AM A GOLFER


More than a Masters champion
I AM A GOLFER


More than Rookie of the Year
I AM A GOLFER



More than a Ryder Cup hero
I AM A GOLFER

propel. recover. release. ian thorpe's one-of-a-kind stroke technique has led him to 22 world records. :: innovative ::



Group Business Performance

2005 was another year of outstanding financial performance. Currency-neutral sales for the Group's continuing operations increased 12%. In euro terms, revenues grew 13% to € 6.636 billion in 2005 from € 5.860 billion in 2004. The Group's gross margin grew 0.2 percentage points to 48.2% in 2005 (2004: 48.0%) as a result of increased own-retail activities at adidas, our improving product mix and hedging activities that enabled us to capitalize on favorable currency movements. These developments drove a 21% increase in the Group's operating profit from continuing operations to € 707 million in 2005 versus € 584 million in 2004. The Group's income before taxes was € 655 million, up 25% versus € 526 million in 2004, helped also by a decrease in net financial expenses. The Group's net income from continuing operations grew 31% to € 434 million in 2005 from € 333 million in 2004, also helped by a lower tax rate. On a comparable basis excluding the effects of IFRS changes, the Group's operating profit and IBT from continuing operations would have increased 14% and 17% respectively in 2005. Net income from continuing operations on a comparable basis increased 18% in 2005. The income from discontinued operations decreased by 287% to negative € 44 million from negative € 11 million in the prior year. The Group's net income attributable to shareholders from continuing and discontinued operations increased 22% to € 383 million from € 314 million in 2004, representing the Group's highest net income ever. As a consequence, basic earnings per share were € 8.19 in 2005 versus € 6.88 in the prior year.

Economic and Sector Development

Global Economy Expands

The global economy continued to expand in 2005, although at a slightly lower level than in 2004. The world's industrialized countries developed heterogeneously. The European economy trended upwards only towards the end of 2005, whereas the American economy grew solidly throughout the year. The Asian as well as the Latin American economies also enjoyed strong growth.

Europe Trending Upwards After Slow Start

The European economy had a sluggish start into 2005. However, the economy improved in the second half of the year. Helped by the depreciating euro which fueled exports, a significant increase in corporate profits and favorable financing conditions, investments grew strongly. Germany's performance gained momentum in the second half of the year, supported by exports and stronger investment activity. The region's emerging markets were the strongest growth drivers. The UK suffered from a lack of domestic demand. The region as a whole posted GDP growth of approximately 1.5% in 2005.

North American Economy Benefits From Robust Private Consumption

In the USA, GDP grew approximately 4% over the year. In the first half of the year, investment activity and private consumption increased strongly. Hurricane Katrina, high oil prices and a less optimistic job market outlook depressed consumer confidence in the third quarter. This effect was partially offset by continuously buoyant housing prices and significant sales discounts in the automobile sector which supported consumer spending. Nonetheless, domestic demand trended downwards towards the end of the year and slowed overall growth.

Regional GDP Development[1]


10
8
6
4
2
0
USA
EU
Germany
Japan
Asia (excl. Japan)
China
Latin America
— 2004
— 2005

Source: OECD, Allianz, Deutsche Bank

1) Real, percentage change versus prior year; 2005 figures are estimated.

China Important Growth Driver in Asia

In Asia (excluding Japan), growth rates slowed somewhat in 2005 compared to 2004, albeit on a high level of 8%. Exports were the main driver of the expansion. Growth of investments slowed slightly, but was compensated by stronger domestic demand across most countries. Japan continued its recovery, which started in 2003, and benefited from structural improvements initiated in previous years. Private consumption started strong in 2005, but lost some of its momentum towards the end of the year. However, the expansion of industrial production compensated for the decline. As a result, the Japanese economy grew by around 2%. China boomed as a result of fast investment growth as well as surging net exports and showed *growth rates of over 9%.*

Latin American Economy Develops Positively

Latin America grew approximately 4% in 2005. Many countries significantly reduced their level of foreign indebtedness and generated trade balance surpluses, which supported overall economic development. The Mexican economy picked up speed in the second half of the year. The Brazilian economy benefited from vivid export activity and a gradual decline of inflation. In Argentina, the government continued to be reluctant to reassume talks with the International Monetary Fund (IMF) to solve its conflicts with creditors. This uncertainty left the economic climate volatile and hampered economic growth.

European Sporting Goods Industry Challenging

The European sporting goods industry had a challenging year in 2005. The macroeconomic environment depressed consumer spending, especially in the first half of the year. *In addition, consolidation continued among sporting goods* retailers, who increasingly compete with fashion and general clothing retailers. Especially in the UK, the retail market became increasingly promotional. The region's emerging markets, however, developed dynamically as expected. We estimate the overall European sporting goods market to have grown between 2 and 3% in 2005.

Quarterly Consumer Confidence Development by Region[1]


120
100
80
Dec. 04
Mar. 05
Jun. 05
Sep. 05
Dec. 05

— USA, Source: Conference Board
— Euro Zone, Soure: European Commission
— Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: December 31, 2004 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	**Average rate 2005**
USD	1.2434	1.2964	1.2092	1.2042	1.1797	**1.2453**
JPY	134.41	138.44	133.95	136.25	138.90	**136.91**
GBP	0.6785	0.6885	0.6742	0.6820	0.6853	**0.6839**

1) Spot rates at quarter-end

US Sporting Goods Industry Highly Competitive

The North American sporting goods industry had a promising start in 2005 as margins for performance products trended upwards in higher price segments. Increased consumer confidence and good weather conditions further supported this trend. A mixed back-to-school season and fears of a general market slowdown triggered increased promotional activities among retailers later in the year. This trend intensified again towards the holiday season, which was nonetheless solid overall. The sporting goods industry recorded overall growth of nearly 7%.

Asian and Latin American Sporting Goods Markets Flourish

The Asian sporting goods market continued to experience strong consumer demand and positive retail sentiment throughout the year. Mature markets such as Japan and Australia showed growth of below 5%, while the sporting goods market in developing nations such as China and India grew *more than 20%, respectively. The Japanese market benefited* from strong demand for high-tech footwear products, whilst the apparel segment was driven by fashion and innovation trends. The region's emerging markets developed positively from a low base. In Latin America, the sporting goods industry enjoyed high-single-digit growth throughout the year.

adidas Group Develops Better Than Industry and Overall Economy in All Regions

In 2005, adidas Group revenues grew faster than both the economy and the overall sporting goods industry in all regions. Economic performance and the development of the sporting goods industry across all regions was in line with our original expectations except for Europe, where we were confronted with an even more challenging macroeconomic situation than we had originally anticipated. Nevertheless, our net sales growth developed slightly better than the overall economy and we clearly outperformed our major competitor in the sporting goods industry. In all other regions, our operational strength enabled us to develop significantly better than the overall economy and the sporting goods industry.

Income Statement

Focus on Continuing Operations

On May 2, 2005, our Group announced the divestiture of the Salomon business segment to Amer Sports Corporation as part of ongoing efforts to better focus on our core activities and improve the Group's profitability. The transaction was completed on October 19, 2005. As a result, this segment was deconsolidated at the beginning of the fourth quarter and the performance of the segment is reported as discontinued operations (see Notes/note 3). For the sake of clarity, all figures in this document refer to the Group's continuing activities unless otherwise stated.

Currency-Neutral Sales Grow 12%

In 2005, Group sales increased 12% on a currency-neutral basis, mainly achieved through volume increases in all regions as prices remained largely unchanged versus the prior year. In euro terms, revenues grew 13% to € 6.636 billion in 2005 from € 5.860 billion in 2004. Group sales including discontinued operations increased 7% on a currency-neutral basis and 8% in euro terms, reaching € 6.996 billion versus € 6.478 billion in 2004.

Net Sales € in millions

2001	6,112
2002	6,523
2003	6,267
2004[1]	5,860
2005[1]	6,636

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Net Sales by Quarter[1] € in millions

Q1 2004	1,505
Q1 2005	1,674
Q2 2004	1,401
Q2 2005	1,516
Q3 2004	1,758
Q3 2005	1,924
Q4 2004	1,196
Q4 2005	1,521

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Net Sales by Region[1]


Latin America 5%
Europe 48%
Asia 23%
North America 24%

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Currency-Neutral Sales Increase in All Regions

The Group's sales increase was supported by double-digit sales growth at all brands and in all regions except Europe, where sales increased at single-digit rates. On a regional basis, Group sales in Europe grew 3% on a currency-neutral basis, largely driven by a very positive fourth quarter at adidas, related to the strong sales of 2006 FIFA World Cup™ products. In euro terms, sales in 2005 also increased 3% from the previous year's level to € 3.166 billion in 2005 (2004: € 3.068 billion). In North America, Group sales increased 17% on a currency-neutral basis and also in euro terms, reaching € 1.561 billion in 2005 from € 1.332 billion in 2004, driven by double-digit increases at both adidas and TaylorMade-adidas Golf. Sales in Asia increased 27% on a currency-neutral basis in 2005. In euro terms, Asia revenues grew 28% to € 1.523 billion in 2005 from € 1.192 billion in 2004, driven by adidas while sales at TaylorMade-adidas Golf were stable. In Latin America, where revenues are generated predominately by adidas, Group sales increased 32% on a currency-neutral basis in 2005. In euro terms, sales grew 43% to € 319 million in 2005 from € 224 million in 2004.

Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	3	16	34	43	13
TaylorMade-adidas Golf	6	21	0	43	12
Total[2]	**3**	**17**	**28**	**43**	**13**

1) Versus the prior year
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Currency-Neutral Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	2	16	33	32	12
TaylorMade-adidas Golf	7	21	0	39	11
Total[2]	**3**	**17**	**27**	**32**	**12**

1) Versus the prior year
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Currency-Neutral Footwear Sales Up 12%

Currency-neutral footwear sales grew 12% in 2005. This increase was driven by most adidas Sport Performance categories, particularly tennis, running and football, as well as by strong growth in adidas Sport Heritage. In euro terms, revenues increased 14% to € 2.978 billion in 2005 from € 2.620 billion in the prior year. Footwear comprised 45% of total Group net sales in 2005 (2004: 45%), reaffirming its position as the Group's most important product category.

Apparel Sales Improve 13% Currency-Neutral

In 2005, apparel sales grew 13% on a currency-neutral basis. Positive currency-neutral development in virtually all major adidas Sport Performance apparel categories, particularly in training, tennis and running, as well as significant increases at adidas Sport Heritage and in adidas Golf apparel all contributed to this increase. In euros, apparel sales increased 14% to € 2.798 billion from € 2.462 billion in 2004. This represents 42% (2004: 42%) of total Group revenues.

Currency-Neutral Hardware Sales Grow 10%

Hardware sales increased 10% on a currency-neutral basis, driven by growth in all major TaylorMade hardware categories as well as in adidas bags and balls. In euros, hardware sales grew 11% to € 860 million in 2005 from € 778 million in 2004, comprising 13% (2004: 14%) of the Group's sales in 2005.

Licensee Revenues Increase 9%

In 2005, net licensee sales with our brands increased by 9% to € 586 million from € 538 million in 2004. This increase is a result of both an increased number of units sold and higher average price points. Licensee sales are not included in the Group's total sales figure. Royalties calculated on the basis of these licensee revenues, however, are reported under royalty and commission income in our income statement.

Net Sales by Product Category[1]


Hardware 13%
Footwear 45%
Apparel 42%

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Net Sales by Category € in millions

	Footwear	Apparel	Hardware	Total
2001	2,650	2,212	1,250	**6,112**
2002	2,851	2,288	1,385	**6,523**
2003	2,767	2,222	1,278	**6,267**
2004[1]	2,620	2,462	778	**5,860**
2005[1]	2,978	2,798	860	**6,636**

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Gross Margin in %


2001
42.6
2002
43.2
2003
44.9
2004[1]
48.0
2005[1]
48.2

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Gross Profit € in millions


2001
2,601
2002
2,819
2003
2,814
2004[1]
2,813
2005[1]
3,197

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Cost of Sales Grows in Line with Sales

Our Group defines cost of sales as the amount we pay to third parties for expenses associated with producing and delivering our products. Similar own-production expenses at adidas and assembling expenses at TaylorMade-adidas Golf, although only a very small proportion, are also included in the Group's cost of sales. In 2005, cost of sales was € 3.439 billion, *representing an increase of 13% from the € 3.047 billion* level of 2004, in line with the growth of our business in 2005. Increasing labor and raw material costs were compensated by gains in production and material efficiencies within our supply chain as well as hedging activities that enabled us to benefit from favorable currency effects on purchase prices. For a detailed description of our hedging policy, see Risk Report.

Record Level Gross Profit and Margin

The Group's gross margin grew 0.2 percentage points to 48.2% in 2005 from 48.0% in 2004, representing the fourth consecutive year of improvement and reflecting the highest gross margin in the Group's history. This positive development was driven by brand adidas. As a result of strong sales growth and the gross margin increase within the Group, gross profit *increased 14% to € 3.197 billion in 2005 from € 2.813 billion* in the prior year.

Europe Leads Regional Gross Margin Expansion

On a regional basis, gross margin improvement was driven by Europe, reflecting strong gains at adidas despite a tough pricing environment in the region. The gross margin in Europe grew 2.2 percentage points to 48.5% in 2005 from 46.3% in 2004 as a result of increased adidas own-retail activities, an improving product mix as well as hedging activities that enabled us to benefit from favorable currency movements. The gross margin in North America increased 0.4 percentage points to 35.4% in 2005 from 35.0% in 2004. This improvement was mainly the result of a better product mix as well as increasing own-retail activities. In Asia, gross margin decreased slightly by 0.4 percentage points to 49.3% from 49.7% in 2004, reflecting a decrease at TaylorMade-adidas Golf due to higher clearance sales in Korea, which more than offset positive effects from an improving product mix as well as the continued expansion of our adidas own-retail activities. In Latin America, the gross margin increased 1.6 percentage points to 40.6% in 2005 (2004: 39.0%) as a result of an improving product mix as well as favorable currency movements.

Operating Expenses € in millions

2001	2,126
2002	2,343
2003	2,324
2004[1]	2,236
2005[1]	2,537

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Operating Expenses[1] € in millions

	2005	2004
Marketing working budget	942	833
Marketing overhead	207	183
Sales	534	454
Logistics	347	325
Research & development	63	59
Central finance & administration	439	381
Other result	5	1
Total	2,537	2,236

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Royalty and Commission Income Up 11% Currency-Neutral

Royalty and commission income, which according to the revised International Financial Reporting Standard IAS 1 is now included in the operating profit (see Notes to the Consolidated Income Statement/note 24), increased 11% on a currency-neutral basis. This increase was driven by both an increased number of units sold and higher average royalty rates. In euro terms, royalty and commission income grew 11% to € 47 million in 2005 from € 42 million in 2004.

Stable Operating Expenses as a Percentage of Sales

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 13% to € 2.537 billion in 2005 from € 2.236 billion in 2004. As a percentage of sales, this equates to 38.2% (2004: 38.2%). This reflects a stable development of operating overhead costs and marketing expenditures, both as a percentage of sales, in 2005. The structure of the Group's operating expenses remained relatively unchanged in 2005. Marketing working budget, which consists of advertising and promotional expenses, represented the largest portion of these expenses. Additionally, costs related to sales, central finance and administration as well as marketing overhead costs were major components of the Group's operating expenses.

Marketing Working Budget Stable as a Percentage of Sales

In 2005, marketing working budget as a percentage of sales was stable at 14.2% compared to the prior year's level, with a reduction of the marketing working budget at TaylorMade-adidas Golf compensating a slight increase at brand adidas. This increase was driven by marketing initiatives in the fourth quarter related to product launches for the 2006 *FIFA World Cup*™. These investments were taken to further strengthen the strategic position of the Group's core brand. In absolute terms, the Group's marketing working budget increased 13% to € 942 million in 2005 versus € 833 million in 2004.

Marketing Working Budget in % of net sales

2001	12.0
2002	12.6
2003	12.9
2004[1]	14.2
2005[1]	14.2

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Own Retail and adidas Asia Drive Employee Growth

At December 31, 2005, the Group's continuing operations employed 15,935 people. This represents an increase of 12% versus the previous year's level of 14,219. New employees were primarily added in adidas own-retail activities as well as at adidas in Asia. At the end of 2005, 47% of our total employees were women and 53% were men. Of the management positions within the Group, 26% were held by women and 74% were held by men. Due to its highly diversified activities, the adidas Group spans a wide range of functions, which require different qualification profiles. The adidas Group continues to place emphasis on maintaining the high level of training and qualification within the company by offering a broad variety of internal and external personnel development programs. Extensive reporting regarding our employees is included in our Social and Environmental Report 2005. Personnel expenses (including production) increased 11% to € 706 million in 2005 from € 637 million in 2004 (see Notes to the Consolidated Income Statement/note 25).

Changes in Working Conditions

In 2005, adidas personnel in Germany accepted an increase in their regular weekly working hours from 39 to 40 hours without wage compensation. In the distribution center and the flocking department in Uffenheim as well as the logistics and production center in Scheinfeld, working hours were raised from 39 to 41 hours per week. As a result, we have made modest efficiency gains in particular in our logistics activities.

Number of Employees[1]

2001	13,941
2002	14,716
2003	15,686
2004[2]	14,219
2005[2]	15,935

1) At year-end
2) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

Employees by Function[1] in %

	2005	2004
Own retail	32	28
Sales	16	17
Logistics	18	19
Marketing	12	13
Central functions & administration	11	12
Production	3	4
Research & development	4	4
IT	3	3

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

No Goodwill Amortization Incurred in 2005

According to the revised International Financial Reporting Standards, scheduled goodwill amortization is no longer allowed (see Notes/note 2). From 2005 onwards, goodwill is tested annually and additionally when there are indications of *potential impairment. The 2004 results are not allowed to be* restated. Accordingly, past years' scheduled goodwill amortization as well as any future goodwill impairment is included in the operating profit. In 2005, no goodwill impairment was incurred. This compares to scheduled goodwill amortization from continuing operations of € 36 million in 2004.

Operating Profit € in millions

2001	475
2002	477
2003	490
2004[1][2]	584
2005[1]	707

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) The 2004 figure has been adjusted to reflect the changes in IFRS.

Operating Profit by Quarter[1][2] € in millions

Q1 2004	161
Q1 2005	205
Q2 2004	122
Q2 2005	152
Q3 2004	281
Q3 2005	315
Q4 2004	20
Q4 2005	35

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Operating Margin in %

2001	7.8
2002	7.3
2003	7.8
2004[1][2]	10.0
2005[1]	10.7

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) The 2004 figure has been adjusted to reflect the changes in IFRS.

Operating Margin and Profit Reach All-Time Highs

The operating margin grew 0.7 percentage points to 10.7% in 2005 versus 10.0% in the prior year. This result was the Group's highest operating margin ever and was driven by brand adidas. Operating profit increased 21% to € 707 million in 2005 from € 584 million in 2004. This improvement was driven by higher sales and gross margins. On a comparable basis excluding the effects from IFRS changes (see Notes/note 2), operating profit and margin would have increased 14% or 0.1 percentage points respectively in 2005.

Europe and Asia Main Contributors to Group Operating Profit Growth

In 2005, the Group's positive operating profit development was driven by improvement in all regions. In Europe, operating profit grew 25% to € 365 million in 2005 from € 291 million in 2004. This was mainly generated by gross margin improvement at brand adidas. In North America, operating profit increased by 612% to € 13 million in 2005 from € 2 million in 2004, driven by higher sales, improving gross margin and operating expense leverage. In Asia, operating profit grew 25% to € 162 million in 2005 from € 130 million in 2004, largely due to strong sales in the region. In Latin America, operating profit grew 54% to € 41 million in 2005 from € 27 million in 2004 as a result of strong sales and gross margin increases as well as operating expense leverage.

Net Financial Expenses Decrease 11%
Net financial expenses decreased 11% to € 52 million in 2005 from € 59 million in the prior year. This mainly reflects a strong increase of financial income which more than offset the increase of the Group's financial expenses (see Notes to the Consolidated Income Statement/note 26).

Financial Income Up Strongly by 131%
Financial income increased strongly by 131% to € 42 million in 2005 from € 18 million in the prior year. This mainly reflects a strong increase of the Group's cash position in the course of 2005 as a result of the adidas-Salomon AG capital increase, the proceeds related to the divestiture of the Salomon business segment, both in the fourth quarter of 2005, as well as the cash generation from the Group's operating activities.

Financial Expenses Increase 22%
Financial expenses increased 22% to € 94 million in 2005 (2004: € 76 million), mainly as a result of one-time effects including the cost for options related to the hedging of the Reebok purchase price (payable in US dollars), a loss from other financial assets as well as the new interpretation of IFRS relating to minorities with put options. Unrealized losses from short-term financial assets also had a negative impact on this development. Positive effects from a slightly lower average level of gross borrowings in 2005 were more than offset by an increase of the weighted average interest rate. The latter was partly a result of the fact that the Group's convertible bond, which in accordance with IFRS requirements carries a higher interest rate in the income statement than actually paid, now comprises a higher portion of the Group's gross borrowings than it did in the prior year.

Income Before Taxes Up 25%
As a result of operating improvements mentioned above and lower net financial expenses, the Group's income before taxes increased 25% to € 655 million in 2005 from € 526 million in 2004. As a percentage of sales, IBT improved 0.9 percentage points to 9.9% in 2005 from 9.0% in 2004. On a comparable basis excluding the effects from IFRS changes, IBT and IBT as a percentage of sales would have increased 17% and 0.3 percentage points respectively.

Net Financial Expenses € in millions

2001	102
2002	87
2003	49
2004[1][2]	59
2005[1]	52

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) The 2004 figure has been adjusted to reflect the application of IAS 32.

Income Before Taxes € in millions

2001	376
2002	390
2003	438
2004[1][2]	526
2005[1]	655

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) The 2004 figure has been adjusted to reflect the application of IAS 32.

Income Before Taxes by Quarter[1] € in millions

Q1 2004[2]	149
Q1 2005	194
Q2 2004[2]	103
Q2 2005	142
Q3 2004[2]	265
Q3 2005	309
Q4 2004[2]	10
Q4 2005	11

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) 2004 quarterly figures have been adjusted to reflect the application of IAS 32.

Net Income From Continuing Operations Grows 31%

The Group's net income from continuing operations increased 31% to € 434 million in 2005 from € 333 million in 2004. Strong sales increases, coupled with improving gross and operating margins, were the main drivers of this improvement. The tax rate declined 3.0 percentage points to 33.7% in 2005 (2004: 36.7%) mainly due to the discontinuation of goodwill amortization, which was not tax deductible. On a comparable basis excluding the impacts of IFRS changes, net income from the Group's continuing operations would have increased 18% in 2005.

Loss From Discontinued Operations Increases

In 2005, income from discontinued operations related to the Salomon business segment, which was divested in October 2005 (see Notes/note 3), net of tax, decreased by 287% to negative € 44 million from negative € 11 million in the prior year. This development reflects the decline in Salomon's operating activities as a result of sales decreases in virtually all major winter sports categories, inline skates and cycling components as well as both lower gross and operating margins. Unlike the 2004 figure, the loss from discontinued operations recorded in 2005 does not include the positive fourth quarter results of the Salomon business segment, which due to the heavy dependence on winter sports categories constitutes the biggest portion of Salomon's profit. Accordingly, this also contributed to the strong decline in income from discontinued operations. In addition, costs related to the divestiture of the Salomon business segment had a negative impact on this development (see Notes/note 3).

Net Income Attributable to Shareholders Up 22%

The Group's net income attributable to shareholders, which in addition to net income from continuing operations includes net income from discontinued operations, increased 22% to € 383 million in 2005 from € 314 million in 2004. This improvement reflects the strong performance of the Group's continuing operations despite significantly lower income from discontinued operations. The Group's minority interests increased 11% to € 8 million in 2005 from € 7 million in the prior year. This increase reflects higher minority interests, mainly in South Korea, as a result of the strong development of brand adidas sales in the region, which more than compensated the first-time exclusion of adidas Turkey, Taylor Made Japan and adidas Malaysia whose remaining shares were acquired in 2004 and which are now fully included in adidas results. The divestiture of the remaining shares of erima in 2004 also impacted this development (see Notes to the Consolidated Balance Sheet/note 20). The new interpretation of IAS 32 relating to minorities with put options reduced minority interests in both 2005 and 2004 (see Notes to the Consolidated Balance Sheet/note 20). On a comparable basis excluding the effects from IFRS changes, net income attributable to shareholders from continuing and discontinued operations would have increased 6% in 2005.

Net Income Attributable to Shareholders € in millions


2001 208
2002 229
2003 260
2004[1] 314
2005[1] 383

1) Includes continuing and discontinued operations

Net Income by Quarter[1] € in millions


Q1 2004[2] 91
Q1 2005 130
Q2 2004[2] 70
Q2 2005 94
Q3 2004[2] 162
Q3 2005 207
Q4 2004[2] 10
Q4 2005 4

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) 2004 quarterly figures have been adjusted to reflect the application of IAS 32.

Basic Earnings Per Share From Continuing and Discontinued Operations at € 8.19

The Group's basic earnings per share from continuing and discontinued operations increased 19% to € 8.19 in 2005 versus € 6.88 in 2004. The Group's total number of shares outstanding increased by 4,902,755 shares in 2005 to 50,761,755 as a result of 4,531,250 new shares issued with the capital increase on November 3, 2005 as well as 371,505 shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas-Salomon AG (see Notes – Additional Information/note 32). Consequently, the average number of shares used in the calculation of basic earnings per share from continuing and discontinued operations was 46,736,958 (2004 average: 45,649,560). Diluted earnings per share from continuing and discontinued operations in 2005 increased 18% to € 7.73 in 2005 from € 6.54 in 2004. The dilutive effect mainly results from approximately four million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004 (see Notes to the Consolidated Income Statement/note 28). On a comparable basis, excluding the positive impact from the discontinuation of scheduled goodwill amortization, both basic and diluted earnings per share from continuing and discontinued operations would have increased by 4% in 2005.

Subsequent Macroeconomic Developments

Since the end of 2005, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

Subsequent Group Events

With regard to Group-specific matters, the acquisition of Reebok International Ltd., announced on August 3, 2005, was completed on January 31, 2006, following customary closing conditions and regulatory approvals and the approval by Reebok shareholders. The business of Reebok International Ltd. will be consolidated as a separate brand segment within the Group as of February 1, 2006.

Subsequent Changes in the Group's Legal Structure

In August 2005, Ruby Merger Corporation was founded as a wholly-owned subsidiary of adidas-Salomon AG for the purpose of creating an adidas entity to be merged into *Reebok International Ltd. upon completion of the Reebok acquisition*. On January 23, 2006, Ruby Merger Corporation was transferred to the Group's North American holding company adidas North America Inc. and shortly thereafter, on January 31, 2006, this merger was finalized with immediate effect. We expect additional legal restructuring in several countries as a result of the integration of Reebok's business activities into our Group starting in 2006.

Subsequent Management Changes

Following the acquisition of Reebok International Ltd., the Group is changing its former brand and regional matrix organization towards a brand-driven structure with the adidas, Reebok and TaylorMade-adidas Golf segments. Consequently, on January 9, 2006, adidas appointed Executive Board member Erich Stamminger as President and CEO of the adidas brand. In addition, Reebok International Ltd. named Paul Harrington as President and CEO of the Reebok brand. Mark King remains President and CEO of TaylorMade-adidas Golf. Each brand President will be in charge of that brand's worldwide business and all of the brand's global functions. All three Presidents will report directly to the adidas-Salomon *AG CEO Herbert Hainer.*

Subsequent Financing Developments

In January 2006, the Group closed a $ 1 billion US private placement transaction which improves the Group's financial flexibility and further extends its overall maturity profile. A group of 34 institutional investors participated in four tranches with maturities of three, five, seven and ten years. The adidas Group capitalized on favorable conditions in the private placement market to achieve coupons of 5.20%, 5.25%, 5.34% and 5.44% across the respective maturities. The proceeds of the transaction were used to help finance the acquisition of Reebok International Ltd.

Subsequent Share Count Changes

As a result of stock options exercised as part of various tranches of the Management Share Option Plan (MSOP) of adidas-Salomon AG, the number of outstanding shares increased by 55,300 to 50,817,055 registered shares in January 2006.

Balance Sheet and Cash Flow

Salomon Divestiture Impacts Balance Sheet Items

In the 2005 balance sheet, the assets and liabilities for the Salomon business segment, which was deconsolidated at the beginning of the fourth quarter, are no longer included. At the end of 2004, assets in the amount of € 654 million and liabilities in the amount of € 169 million were dedicated to the Salomon business segment. However, a restatement of the 2004 balance sheet items is not allowed under IFRS.

Total Assets Increase 30%

In 2005, total assets increased 30% to € 5.750 billion versus € 4.434 billion in the prior year, mainly as a result of a strong increase in cash largely related to provisional purchase price payments for the Salomon divestiture of € 460 million as well as an amount of € 639 million related to the approximately 10% capital increase of adidas-Salomon AG.

Total Assets € in millions


2001
4,183
2002
4,261
2003
4,188
2004[1]
4,434
2005
5,750

1) Restated due to application of amendment to IAS 19.

Inventories € in millions


2001
1,273
2002
1,190
2003
1,164
2004
1,155
2005
1,230

Receivables € in millions


2001
1,253
2002
1,293
2003
1,075
2004
1,046
2005
965

Inventories Up 7%

Group inventories increased 7% to € 1.230 billion in 2005 versus € 1.155 billion in 2004. On a currency-neutral basis, inventories decreased 2%, mainly as a result of the Salomon divestiture. Inventories from continuing operations increased 22% (13% currency-neutral), primarily due to anticipated deliveries of World Cup products as well as increased inventory levels in North America to support future sales growth expectations in this region.

Receivables Decrease by 8%

Group receivables were reduced by 8% (–15% currency-neutral) to € 965 million at the end of 2005 versus € 1.046 billion in the prior year, mainly due to the divestiture of the Salomon business segment. Receivables from continuing operations increased 24% (14% currency-neutral), which is lower than sales growth during the last quarter of 2005.

Balance Sheet Structure[1] in % of total assets

Assets	2005	2004[2]
Cash and cash equivalents	26.5	4.4
Accounts receivable	16.8	23.6
Inventories	21.4	26.1
Fixed assets	18.5	25.5
Other assets	16.8	20.4
Total assets (€ in millions)	5,750	4,434

1) For absolute figures see Consolidated Balance Sheet.
2) Restated due to application of IAS 32 and amendment to IAS 19.

Other Current Assets Up 55%

Other current assets increased 55% to € 586 million at the end of 2005 from € 378 million in 2004, mainly due to the remaining payment of € 65 million related to the Salomon divestiture. In addition, increased prepayments as well as a higher fair value of derivative financial instruments had an impact on this development, more than compensating the effect of the divestiture of the Salomon business segment. As a result, other current assets from continuing operations increased by 63%.

Fixed Assets Reduced by 6%

Fixed assets were reduced by 6% to € 1.066 billion at the end of 2005 versus € 1.130 billion at the end of 2004, mainly as a result of € 193 million related to the Salomon business segment which was sold in the fourth quarter of 2005. Additions of € 253 million in 2005 were partly counterbalanced by depreciation and amortization of € 143 million and other disposals in an amount of € 12 million. Currency effects increased fixed assets by € 32 million.

Other Non-Current Assets Increase 19%

Other non-current assets increased by 19% to € 122 million at the end of 2005 from € 103 million in 2004, mainly due to a higher non-current portion of security deposits related to adidas own-retail activities as well as prepaid promotion contracts. Other non-current assets from continuing operations increased 20%.

Other Non-Current Liabilities Decrease 28%

Other non-current liabilities decreased 28% to € 22 million at the end of 2005 from € 31 million in 2004, primarily due to the divestiture of the Salomon business segment as well as a reduced non-current portion of negative fair values of financial instruments used for hedging activities within the Group. Other non-current liabilities from continuing operations were reduced by 16%.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	2005	2004[2]
Short-term borrowings	0	4.2
Accounts payable	11.9	13.3
Long-term borrowings	18.0	21.1
Other liabilities	22.9	26.1
Total equity	47.2	35.3
Total liabilities and equity (€ in millions)	5,750	4,434

1) For absolute figures see Consolidated Balance Sheet.
2) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19.

Equity Ratio[1] in %

2001	24.3
2002	25.4
2003[2]	30.7
2004[2]	34.8
2005	46.7

1) Excluding minority interests
2) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19.

Financial Leverage in %

2001	165.5
2002	138.5
2003[1]	79.2
2004[1]	43.1
2005	(20.5)

1) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19.

Equity Base Significantly Strengthened

The Group's equity base was further strengthened in 2005. Shareholders' equity rose 74% to € 2.684 billion at the end of 2005 versus € 1.544 billion in 2004. This takes into consideration the adjustment of the prior year figure due to revised IAS standards (sse Notes to the Consolidated Balance Sheet/note 15). The majority of the net income was retained within the Group and used to strengthen the equity base. In addition, the approximately 10% increase of the adidas-Salomon AG share capital had a strong positive impact on shareholders' equity.

Expenses Related to Off-Balance Sheet Items

The most important off-balance sheet assets are operating leases, which are related to offices, retail stores, warehouses and equipment. Rent expenses increased 34% to € 171 million in 2005 from € 128 million in the prior year (see Notes to the Consolidated Balance Sheet/note 22).

Strong Cash Flow Development

In 2005, the Group generated € 380 million of cash inflow through continuing operating activities. Cash inflow from investing activities was € 440 million, mainly due to the disposal of discontinued operations, which generated net cash from the provisional purchase price payment of € 460 million. Cash outflows for investments in intangible assets amounted to € 21 million net. Investments in the purchase of property, plant and equipment amounted to € 188 million and were related to adidas own-retail activities, the Group's IT development as well as other projects such as shop-in-shop concepts and the Adi Dassler Brand Center at the adidas Group Headquarters in Herzogenaurach, Germany. Cash inflow from financing activities was € 514 million, mainly as a result of the issuance of new shares for an amount of € 639 million.

Change in Cash and Cash Equivalents[1] € in millions


196
352
440
514
23
1,525
Cash and cash equivalents at the end of 2004
Net cash provided by operating activities
Net cash provided by investing activities
Net cash provided by financing activities
Effect of exchange rates on cash
Cash and cash equivalents at the end of 2005

1) Including continued and discontinued operations

Capital Expenditure by Investment Area


Retail support 9%
Own retail 34%
IT 13%
adidas HQ 18%
Other projects 26%

Treasury

Centralized Treasury Function Optimizes Allocation of Financial Resources
In accordance with our Group financing policy, more than 90% of the worldwide credit lines are managed by our central treasury function. Parts of the lines are passed on to subsidiaries and backed up by parental guarantees. As a result of this centralized liquidity management, the Group is well positioned to allocate resources effectively within the organization. The Group's outstanding financings are unsecured. We maintain good relationships with various core banks, thereby avoiding strong dependencies on a single institution. Banking partners of the Group's treasury department as well as of foreign Group subsidiaries are required to have a long-term investment grade rating by Standard & Poor's or an equivalent rating by another leading rating agency (see Notes to the Consolidated Balance Sheet/note 23). The Group's treasury committee, consisting of members of the Executive Board and other senior executives, is required to approve all major changes to our treasury policy.

Net Cash Position Positive for First Time Since IPO in 1995
At December 31, 2005, the Group had a net cash position of € 551 million, reflecting an improvement of 183% or € 1.216 billion versus net borrowings of € 665 million at the end of the prior year. The prior-year figure has been adjusted due to revised IAS standards (see Notes to the Consolidated Balance Sheet/note 15). This marks the first positive net cash position for our Group since the IPO in 1995, helped by cash inflow from operating activities as well as the proceeds from the Salomon divestiture and the approximately 10% increase of the adidas-Salomon AG share capital. The Group's net borrowings reduction represents the fifth consecutive year of significant improvements and clearly exceeded Management's target that was announced at the beginning of 2005. As a result of the Group's strong net cash position, the available credit facilities for the Group were not utilized at the end of 2005, while in 2004, on the basis of net borrowings, the utilization of available credit facilities was 21%.

Net Cash (Net Borrowings) € in millions

2001	(1,679)
2002	(1,498)
2003[1]	(1,018)
2004[1]	(665)
2005	551

1) Restated due to application of amendment to IAS 39

Net Cash (Net Borrowings) by Quarter[1] € in millions

Q1 2004[2]	(1,116)
Q1 2005	(700)
Q2 2004[2]	(1,039)
Q2 2005	(613)
Q3 2004[2]	(984)
Q3 2005	(657)
Q4 2004[2]	(665)
Q4 2005	551

1) At end of period
2) Restated due to application of amendment to IAS 39

Interest Rate Development[1] in %

2001	4.5
2002	3.2
2003	2.7
2004	3.4
2005	4.0

1) Weighted average interest rate of gross borrowings

Financing Structure of Gross Borrowings Continues to Improve
In 2005, we continued to diversify the Group's financing structure. Bank borrowings decreased 41% to € 102 million from € 172 million in the prior year and the total amount of our private placements decreased 4% to € 567 million in 2005 (2004: € 592 million). The amount related to the convertible bond increased 3% to € 366 million in 2005 from € 356 million in the prior year, reflecting the accrued interest on the debt component in accordance with IFRS requirements. As a result, the total amount of gross borrowings decreased to € 1.035 billion at the end of 2005 from € 1.120 billion in the prior year. This takes into consideration the adjustment of the prior year figure due to revised IAS standards (see Notes to the Consolidated Balance Sheet/note 15). In addition, € 1.525 billion were temporarily invested as bank deposits. The Group's short-term financial assets decreased by 76% or € 198 million to € 61 million versus € 259 million in 2004 (see Notes to the Consolidated Balance Sheet/note 6).

Interest Rate Development Reflects Gross Borrowings

Financing Structure

The weighted average interest rate on the Group's gross borrowings rose 0.6 percentage points to 4.0% in 2005 from 3.4% in 2004 due to a further increased portion of fixed interest rate debt. This reflects the rising share of longer-term fixed-rate financing arrangements with currently higher interest rates in the total financing structure as a result of the continuing decline of the Group's debt. In addition, interest rates for the Group's variable financing increased due to higher money market interest rates in 2005. However, the Group will be able to benefit from the current low interest rate levels for an extended period of time and is well prepared to benefit from longer-term fixed-rate financing in the case of rising interest rates. In accordance with IFRS requirements, the calculation of the average interest rate also includes a higher interest rate than actually paid for the convertible bond.

Treasury Strategy Adjusted to Reflect Increased

Capital Needs

The acquisition of Reebok International Ltd. strongly increases the Group's financing requirements. As a result, we strongly increased the amounts of certain financial instruments such as our medium-term syndicated loan in October 2005 and our German Commercial Paper Program in December 2005, and we also extended existing bilateral credit lines. In addition, we issued a US private placement in January 2006, leading to a high level of diversification of the Group's financing structure (see Subsequent Events and Notes to the Consolidated Balance Sheet/note 15).

Total Credit Facilities[1] € in millions

	2005	2004
Short-term lines	2,194	2,146
Medium-term committed lines	2,013	0
Private placements	567	592
Convertible bond	366	356
Total	**5,140**	**3,094**

1) Restated due to application of amendment to IAS 39

Currency Split of Gross Borrowings[1] € in millions

	2005	2004
EUR	785	756
USD	168	266
JPY	34	0
All others	48	98
Total	**1,035**	**1,120**

1) Restated due to application of amendment to IAS 39

Remaining Time to Maturity of Available Facilities[1] € in millions

	2005	2004
< 1 year	2,227	2.160
1 to 3 years	308	145
3 to 5 years	2,427	595
> 5 years	178	194
Total	**5,140**	**3,094**

1) Restated due to application of amendment to IAS 39

Financing Structure[1] € in millions

	2005	2004
Total cash and short-term financial assets	**1,586**	455
Bank borrowings	102	172
Commercial paper	0	0
Asset-backed securities	0	0
Private placements	567	592
Convertible bond	366	356
Gross total borrowings	**1,035**	1,120
Net cash position	**551**	(665)

1) Restated due to application of amendment to IAS 39

adidas Business Performance

In 2005, currency-neutral sales in the adidas segment increased 12% with double-digit revenue growth coming from all regions except Europe, where sales increased at a single-digit rate. In euro terms, sales grew 13% to € 5.861 billion in 2005 from € 5.174 billion in 2004. Gross *margin as a percentage of sales* increased by 1.1 percentage points to 45.3% in 2005 (2004: 44.1%), mainly driven by increased own-retail activities, product mix improvements as well as favorable currency movements. As a result, operating profit grew 23% to € 693 million in 2005 versus € 564 million in the prior year. The adoption of new and revised International Financial Reporting Standards had a positive impact on the reported operational performance in 2005. *On a comparable basis, adidas operating profit* increased 20%.

adidas at a Glance € in millions

	2005	2004	Change
Net sales	**5,861**	5,174	13%
Gross margin	**45.3%**	44.1%	1.1pp
Operating profit[1]	**693**	564	23%

1) The 2004 figure has been adjusted to reflect the changes in IFRS.

adidas Net Sales by Quarter € in millions


Q1 2004 1,378
Q1 2005 1,512
Q2 2004 1,207
Q2 2005 1,304
Q3 2004 1,570
Q3 2005 1,729
Q4 2004 1,020
Q4 2005 1,316

adidas Net Sales by Division


Sport Style <1%
Sport Heritage 22%
Sport Performance 78%

Currency-Neutral Sales Up 12%

Sales for the adidas segment in 2005 grew 12% on a currency-neutral basis, with double-digit increases in all regions except Europe, where sales grew at a single-digit rate. In euro terms, sales grew 13% to € 5.861 billion in 2005 from € 5.174 billion in 2004.

Strong Growth in All Major Sport Performance Categories

adidas Sport Performance is the largest division within the segment, *comprising 78% of brand adidas revenues.* Sales in this division increased 7% on a currency-neutral basis in 2005, with double-digit growth in all regions except Europe. Sales increases in all major product categories, in particular training, tennis and running, were the drivers of this improvement and reflect the broad strength of the adidas product offering. In euro terms, Sport Performance sales improved 8% in 2005 to € 4.545 billion from € 4.223 billion in the prior year.

Sport Heritage Footwear and Apparel Sales Grow Vigorously

The Sport Heritage division contributed 22% to brand adidas sales. Currency-neutral sales in the division grew vigorously in 2005, up 41% compared to the prior year. This increase was driven by growth rates of over 40% in both footwear and apparel. From a regional perspective, sales increased at strong *double-digit growth rates across all regions.* In euro terms, Sport Heritage sales passed the € 1 billion mark for the first *time ever, improving 42% to € 1.290 billion in 2005 from* € 907 million in 2004.

Sport Style Sales Grow Modestly

In their third year on the market, adidas Sport Style products have become well established. Sales were particularly strong in the fourth quarter, which more than compensated for a weaker first half of 2005. As a result, sales in the Sport Style division increased 2% both on a currency-neutral basis and in euro terms to € 19 million in 2005 (2004: € 18 million), representing less than 1% of 2005 brand adidas revenues.

Currency-Neutral adidas Sales Grow 2% in Europe

Sales for brand adidas in Europe increased 2% on a currency-neutral basis due to strong momentum in the fourth quarter of 2005, despite a tough retail market environment in the region. In euro terms, revenues grew 3% to € 3.042 billion in 2005 from € 2.947 billion in 2004 with increases from Germany, Italy and France more than compensating declines in the UK and Iberia. In the region's emerging markets, which include Eastern European countries, the Middle East and Africa, revenues continued to grow at strong double-digit rates, with particularly robust gains in Russia, where sales increased more than 40%. Increased focus on key accounts and adidas own-retail activities were the main contributors to growth in Europe.

adidas Sales in North America Increase 16% on a Currency-Neutral Basis

On a currency-neutral basis, adidas sales in North America increased 16% in 2005, reflecting double-digit sales increases in each quarter as a result of the successful turnaround in the region. In euro terms, revenues grew 16% to € 1.179 billion from € 1.017 billion in the prior year. This underlying sales performance reflects positive development in all major categories throughout the year and is evidence of our strong and well-rounded product offering.

Currency-Neutral adidas Sales Grow 33% in Asia

In 2005, adidas sales in Asia grew 33% on a currency-neutral basis, representing the most vigorous growth from a regional perspective. This equates to an increase of 34% in euro terms to € 1.300 billion from € 968 million in 2004. The impressive sales growth was mainly driven by strong performance in China, where sales nearly doubled in 2005. In addition, continued double-digit sales increases in Japan, where adidas became market leader for the first time, and nearly all other countries in the region, led by South Korea and India, contributed to this strong performance. This development reflects the success of our Vision Asia initiative in the region.

adidas Net Sales in Europe by Quarter € in millions

Q1 2004	845
Q1 2005	848
Q2 2004	665
Q2 2005	658
Q3 2004	935
Q3 2005	932
Q4 2004	502
Q4 2005	604

adidas Net Sales in Asia by Quarter € in millions

Q1 2004	232
Q1 2005	309
Q2 2004	224
Q2 2005	303
Q3 2004	266
Q3 2005	347
Q4 2004	246
Q4 2005	341

adidas Net Sales in North America by Quarter € in millions

Q1 2004	243
Q1 2005	279
Q2 2004	265
Q2 2005	277
Q3 2004	299
Q3 2005	347
Q4 2004	211
Q4 2005	276

adidas Net Sales in Latin America by Quarter € in millions

Q1 2004	47
Q1 2005	67
Q2 2004	48
Q2 2005	64
Q3 2004	63
Q3 2005	93
Q4 2004	59
Q4 2005	87

Currency-Neutral adidas Sales in Latin America Up 32%

Brand adidas sales in Latin America increased 32% on a currency-neutral basis. In euro terms, sales improved 43% to € 310 million in 2005 from € 217 million in 2004. Continued strong double-digit growth in the region's three largest sporting goods markets Brazil, Mexico and Argentina, due to increased demand related to a strong product offering, was the primary driver of this positive development. Virtually all other countries also grew by double-digit rates.

adidas Own Retail as Important Top-Line Growth Driver

Own retail is an increasingly important part of our business in all regions and consists of four major components: concept stores, factory outlets, Internet sales and concession corners in Asian markets. Concept stores market Sport Performance and/or Sport Heritage products directly to consumers in a stand-alone retail environment and provide us with high visibility in major metropolitan locations as well as growth opportunities in Eastern Europe and Asia where less retail infrastructure is available. Factory outlet stores are also stand-alone concepts used to optimize clearance activities for the adidas brand. Internet sales in North America are available at the Group's www.adidas.com website. Concession corners provide adidas sales infrastructure to emerging markets in Asia. Own-retail concepts result in additional operating expenses such as personnel costs but allow us to achieve a significantly higher gross margin on our products than regular distribution via retail partners. Further, own-retail activities give us valuable insight into consumer needs and product positioning. We share this insight with our retail customers, who also often benefit from being in proximity to our concept stores.

adidas Own-Retail Sales by Channel


Internet 2%
Concession corners 4%
Concept stores 37%
Factory outlets 57%

adidas Own-Retail Stores

	2005	2004
Concept stores	312	228
Factory outlets	221	206
Concession corners	174	207
E-commerce	1	1
Total	**708**	**642**

Currency-Neutral Own-Retail Sales Increase 36%

In 2005, adidas opened 84 additional concept stores and 15 new factory outlets. Major openings included Sport Performance stores in New York, Berlin and Seoul as well as Sport Heritage stores in Madrid, Los Angeles and Hong Kong. As a result, the store base at the end of 2005 comprised 312 concept stores, 221 factory outlet stores and 174 concession corners worldwide. adidas own-retail activities made up 13% of brand sales in 2005, up from 11% in the prior year. This represents an increase of 36% in currency-neutral terms and 37% in euros to € 757 million in 2005 from € 555 million in 2004, driven by increases in comparable store sales and new store openings.

Gross Margin Improves Significantly

The adidas gross margin increased by 1.1 percentage points to 45.3% in 2005 from 44.1% in 2004. This improvement was largely driven by increased own-retail activities, our improving product mix and favorable currency movements. As a result of these developments, adidas gross profit grew 16% to € 2.654 billion in 2005 from € 2.284 billion in 2004.

Royalty and Commission Income Grows 7%

In 2005, royalty and commission income at brand adidas grew by 7% to € 59 million from € 56 million in 2004. This increase was driven by both an increased number of units and higher average royalty rates in our most important categories for royalty and commission income, namely cosmetics, eyewear and watches.

Operating Expenses Increase as a Percentage of Sales

adidas operating expenses grew 15% to € 2.020 billion in 2005 from € 1.761 billion in 2004. Operating expenses as a percentage of sales increased 0.4 percentage points to 34.5% in 2005 (2004: 34.0%). This increase mainly reflects higher marketing expenditures from fourth quarter product launches related to the 2006 FIFA World Cup™ as well as higher operating overhead costs as a percentage of sales related to increased own-retail activities.

adidas Net Sales by Region


Latin America 6%
Asia 22%
North America 20%
Europe 52%

adidas Operating Profit by Quarter[1] € in millions


Q1 2004 192
Q1 2005 258
Q2 2004 93
Q2 2005 92
Q3 2004 269
Q3 2005 324
Q4 2004 10
Q4 2005 20

1) 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

No Goodwill Amortization Incurred in 2005

In accordance with the new and revised International Financial Reporting Standards, scheduled goodwill is no longer allowed. No goodwill impairment was incurred at brand adidas in 2005. This compares to scheduled goodwill amortization of € 14 million in the prior year (see Notes/note 2).

Operating Profit and Margin Increase Considerably

In 2005, the operating margin for the adidas segment increased by 0.9 percentage points to 11.8% in 2005 (2004: 10.9%). This improvement was a result of strong sales and gross margin increases. adidas operating profit grew by 23% to € 693 million versus € 564 million in the prior year. On a comparable basis excluding goodwill amortization incurred in 2004 and including royalty and commission income for both years, operating profit and margin for brand adidas would have increased by 20% or 0.7 percentage points respectively in 2005.

TaylorMade-adidas Golf Business Performance

Sales for TaylorMade-adidas Golf in 2005 grew 11% on a currency-neutral basis driven by strong increases in all major product categories. In euro terms, this represents an improvement of 12% to € 709 million in 2005 from € 633 million in 2004. TaylorMade-adidas Golf gross margin declined 3.0 percentage points to 44.0% in 2005 from 47.0% in 2004 due to negative impacts from the buyout of the golf ball manufacturing contract with Dunlop Slazenger. Driven by strong top-line growth combined with significant operating expense leverage, operating profit improved 5% to € 50 million in 2005 from € 48 million in 2004. The adoption of new and revised International Financial Reporting Standards had a small positive impact on the reported operational performance in 2005. On a comparable basis, the operating profit at TaylorMade-adidas Golf increased 6%.

TaylorMade-adidas Golf at a Glance € in millions

	2005	2004	Change
Net sales	**709**	633	12%
Gross margin	**44.0%**	47.0%	(3.0pp)
Operating profit[1]	**50**	48	5%

1) The 2004 figure has been adjusted to reflect the changes in IFRS.

TaylorMade-adidas Golf Net Sales by Quarter € in millions


Q1 2004 116
Q1 2005 149
Q2 2004 185
Q2 2005 202
Q3 2004 176
Q3 2005 177
Q4 2004 155
Q4 2005 181

Currency-Neutral Sales Up 11%

Currency-neutral sales at TaylorMade-adidas Golf increased 11% in 2005. This positive performance was driven by strong growth in all major categories. In euro terms, revenues grew 12% to € 709 million in 2005 from € 633 million in 2004.

Currency-Neutral Sales Growth Driven by New Product Introductions and Expanded Product Offerings

Currency-neutral sales improvement at TaylorMade-adidas Golf was driven by all major product categories. The growth in the irons category was largely due to the continued success with the rac™ family of irons and the introduction of the r7® XD and r7® CGB MAX irons equipped with the Inverted Cone Technology. The metalwoods category also continued to grow, further strengthening TaylorMade-adidas Golf's number one position in the drivers market in 2005. adidas Golf apparel and footwear revenues both grew by double-digit rates, driven by the continued strength of our ClimaLite® and ClimaCool® technologies.

Highest Growth in North America In Three Years

On a regional basis, currency-neutral revenue growth in 2005 was driven by strong performance in North America, where sales were up 21% due to double-digit increases in all major categories as a result of successful product launches within the year. This marks the highest growth in the region in three years. Currency-neutral sales also increased in Europe, up 7% due to solid growth in the UK and Germany. By category, the underlying sales increase was driven by strong performance in the irons and putters categories as well as in adidas Golf footwear and apparel. In Asia, currency-neutral sales were stable compared to prior year levels as a result of growth in countries such as Japan and Australia offsetting declines in South Korea. In Latin America, currency-neutral sales of TaylorMade-adidas Golf increased 39%, albeit from a small base, driven by vigorous growth in all major categories. In euro terms, sales in North America increased 21% to € 383 million in 2005 from € 315 million in the prior year. European sales increased 6% in euro terms to € 102 million (2004: € 96 million). Asian revenues in euro terms increased slightly to € 221 million in 2005 versus € 220 million in the prior year. And in Latin America, sales increased 43% in euro terms to € 3 million (2004: € 2 million).

Gross Margin Declines

TaylorMade-adidas Golf gross margin decreased 3.0 percentage points to 44.0% in 2005 from 47.0% in the prior year as a result of negative impacts from the buy-out of our golf ball manufacturing contract with Dunlop Slazenger. These declines could only be partly offset by strong improvements in in some product categories, in particular irons. Nevertheless, driven by strong sales improvement, gross profit increased 5% to € 312 million in 2005 from € 298 million in 2004.

TaylorMade-adidas Golf Net Sales by Product


Accessories[1] 6%
Putters 3%
Golf balls 6%
Apparel 14%
Footwear 7%
Metalwoods 45%
Irons 19%

1) Includes golf bags, gloves and other accessories

TaylorMade-adidas Golf Net Sales by Region


Latin America <1%
Europe 14%
Asia 31%
North America 54%

TaylorMade-adidas Golf Operating Profit by Quarter[1]
€ in millions


Q1 2004 (16)
Q1 2005 (1)
Q2 2004 27
Q2 2005 30
Q3 2004 23
Q3 2005 9
Q4 2004 14
Q4 2005 11

1) 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Royalty and Commission Income Decreases

Royalty and commission income at TaylorMade-adidas Golf declined 32% to negative € 15 million in 2005 (2004: negative € 11 million) as a result of increased sales at adidas Golf. This amount reflects intra-Group royalties for the adidas Golf business and therefore is recorded as part of royalty and commission income in the adidas segment.

Operating Expenses as a Percentage of Sales Decline Significantly

Operating expenses at TaylorMade-adidas Golf increased 4% to € 247 million in 2005 from € 237 million in the prior year. As a percentage of sales, however, operating expenses declined strongly in 2005, decreasing 2.7 percentage points to 34.8% (2004: 37.5%). This reflects lower marketing expenditures as well as decreased operating overhead costs, driven by efficiency gains, both as a percentage of sales.

No Goodwill Amortization Incurred in 2005

In accordance with the new and revised International Financial Reporting Standards, scheduled goodwill is no longer allowed. No goodwill impairment was incurred at TaylorMade-adidas Golf in 2005. This compares to scheduled goodwill amortization of € 1 million in the prior year (see Notes/note 2).

Operating Profit Increases by 5%

The operating margin declined 0.4 percentage points to 7.1% in 2005 from 7.5% in 2004. This development was a result of the lower gross margin, which more than offset strong sales growth and significantly improved operating expense leverage. Operating profit for TaylorMade-adidas Golf increased 5% to € 50 million in 2005 from € 48 million in 2004. On a comparable basis excluding goodwill amortization and including royalty and commission income for both years, operating profit at TaylorMade-adidas Golf increased 4% while the operating margin decreased 0.6 percentage points in 2005.

Global Operations

The adidas Group's Global Operations division coordinates the development, commercialization and manufacturing of our products and leads the Group's efforts in supply chain improvement. The adidas Group supply chain can be divided into two core cycles: product creation and procurement. The product creation cycle describes our activities from the initial product concept to product offering and comprises the design, development and commercialization of our products. This part of the process is followed by the procurement cycle, which includes order management, manufacturing and distribution. We remain committed to making significant permanent improvements in both the creation and procurement areas to achieve optimal effects in terms of quality, costs and delivery performance.

Independent Manufacturers Produce adidas Group Products

The vast majority of our products are produced by independent manufacturers. We provide these suppliers with detailed specifications for the production and delivery of our products. In order to ensure the high quality that consumers expect from our products, we enforce strict quality control and inspection procedures [see our Social and Environmental Report].

Footwear Production Dominated by Asia

In 2005, Asia continued to be our most significant sourcing region. 96% of our total footwear volume was produced in this region, with China representing our largest source country with approximately 55% of the total volume followed by Indonesia and Vietnam with 20% each. Production in the Americas and Europe represented a total of 4% of our sourcing volume. Our largest footwear factory produced approximately 10% of our footwear sourcing volume in 2005.

Asia Plays Key Role in Apparel Production

Asia also represented the most significant portion of our source base in apparel with 78% of our total apparel volume coming from the region in 2005. China and Indonesia were the largest source countries, representing 25% and 17% of total apparel production, respectively, followed by Europe with 16% and the Americas with 6%. The largest apparel factory produced approximately 8% of our total apparel volume in 2005.

Brand-Specific Hardware Production

The bulk of adidas hardware products, such as balls and bags, are made in Asia, representing 96% of the volume in 2005. China remained our largest source country, representing 61% of adidas' hardware production with Pakistan and Vietnam each producing 16%. The remaining 7% was sourced via other Asian and European countries. The majority of TaylorMade golf club components were manufactured in China and then assembled by TaylorMade in their major markets. The TaylorMade-adidas Golf ball manufacturing strategy was changed in 2005. Premium-level offerings are produced in the USA, while the majority of the product range is now sourced in Asia.

Footwear Production by Region


Americas 2%
Europe 2%
Asia 96%

Apparel Production by Region


Americas 6%
Europe 16%
Asia 78%

Contingency Plans to Minimize Impact of Apparel Quota and Potential Footwear Import Duties

On January 1, 2005, the quota system was abolished allowing WTO member countries to export product without the restriction of quota. The impact on exports from China was significant and, by the second quarter of 2005, both the European Union and the USA had returned to restrictions ultimately resulting in bilateral agreements. The shift in direction created a period of volatility in the supply chain as suppliers and importers rushed exports to the USA and EU to beat trade restrictions. Production capacities in Southeast Asia were quickly taken as apparel brands reallocated production out of China in order to support their remaining 2005 orders. Despite this trade instability, we were able to minimize business disruption due to a flexible and diverse supply base which aided our ability to shift a large amount of product to Southeast Asia and other non-China sources. With an EU decision on anti-dumping measures on leather-based footwear from China and Vietnam expected in early 2006, similar activities are now underway in footwear.

Ongoing Efforts to Further Optimize Supplier Base

Strong supplier relationships remain a significant factor for both the outcome of our Global Operations activities and the Group's overall success (see Risk Report). We work closely with our suppliers on key initiatives such as boosting efficiency, enhancing management systems, incorporating special handling programs and supporting quick response fulfillment programs in order to better serve our customers and capitalize on market opportunities. To facilitate a close working relationship with our suppliers, we have cross-functional teams based on-site at many of our factories. adidas measures the Group's suppliers on the basis of objective data such as quality and delivery performance. We also assess our suppliers using more subjective ratings such as customer satisfaction levels and innovation.

Renewed Focus on Reliability Increases Delivery Performance to Record Levels

By increasing the transparency of information throughout our supply chain, we have improved our monitoring and measuring of our performance in Global Operations, leading to better reliability and service to our customers. Despite the volatile trade environment, resulting from quota and anti-dumping restrictions, we have been able to significantly increase our delivery performance. In 2005, we delivered over 20 million more products on time compared to 2004, driven by a dramatic 12% boost in apparel delivery performance.

Replenishment Programs Drive Lead-Time Reduction

Our replenishment programs were expanded in 2005 to address specific and unique market opportunities. For example, we enhanced our approach to managing the football teamwear business, i.e. adidas branded product sold to amateur individuals and teams from the grassroots level upwards. Teamwear is a make-to-stock business with the majority of revenue being generated via "at once" sales through team dealers. Retail order lead times of this product are approximately 120 days, requiring purchasing decisions to be made well in advance of actual market need and creating inventory exposure. A replenishment program was designed to address this challenge and reduce order-to-shelf lead times to 30–45 days in 2005, resulting in over 1.8 million units purchased on this shorter timeframe, with expectations for 2006 of over 4 million units and even shorter lead times.

Separate Programs to Support 2006 FIFA World Cup™

An event like the 2006 FIFA World Cup™ poses unique challenges with respect to demand and delivery timelines. With late qualification of participating teams and a lack of transparency in demand for our licensed federation product, we have capitalized on these opportunities through four separate supply programs. Each of these programs addresses the different phases of qualification, pre-tournament, tournament and post-tournament play. The end goal is to maximize sales at each phase, while at the same time mitigating inventory risk. We are forecasting to ship over a million products through these programs.

Research & Development

We believe that innovation and design leadership are critical to the sustained success of our Group. As a result, we invest considerable resources into continuously developing technological innovations and contemporizing our design philosophy to best unite the needs of our consumers and our brand values. The design and development process is driven by internal teams of designers, product developers as well as in-house experts from the fields of biomechanics, materials technology, product and process engineering and similar disciplines.

Multinational R&D Activities

The majority of the Group's research and development activities are located in Herzogenaurach, Germany, Portland/Oregon, USA, and Carlsbad/California, USA. Product design and development for the Sport Performance categories running, football, tennis and training take place at the development center in Herzogenaurach, while design and development activities for the Sport Performance basketball category are assigned to Portland. Sport Heritage and Sport Style products are primarily designed and developed in Herzogenaurach. For TaylorMade-adidas Golf, research and development of products is located in Carlsbad. In 2005, we also opened the Group's first Asian design and development center for Sport Performance apparel and accessories in Shanghai, China, to respond to the growing importance of the Asian market. This center will focus on aligning Asia with our Group's global development strategy while supporting our business through the creation of customized products addressing the specific needs of Asian consumers.

Multidisciplinary R&D Team Underpins Innovation Leadership at adidas

At adidas, the adidas Innovation Team is responsible for developing products which strategically position the adidas brand as a leader in technology and innovation. It is a product-based team working in all product categories that incorporates innovation management, industrial design, engineering (mechanical/electronic), development, research, biomechanics and testing. In recent years, the adidas Innovation Team has developed technological innovations such as ClimaCool®, a3®, the Ground Control System™ and the new match ball for the 2006 FIFA World Cup™ named +Teamgeist™. adidas does not purchase any R&D expertise besides fundamental research. However, to ensure continuous improvement of our technologies and products, the adidas Innovation Team engages in long-term projects with well-established global research partners such as the Faculty of Kinesiology of the University of Calgary, Canada, the Institute of Sport and Sport Science of the University of Freiburg, Germany, and the Sports Technology Research Group of the University of Loughborough, England. In addition, adidas regularly consults both professional and recreational athletes during the design and development process to improve functionality, comfort and design of our products.

Successful Commercialization of Technologies

To be an innovation leader, it is not only critical to consistently bring completely new or significantly improved technologies to market but also to successfully commercialize those technologies. Two examples of how adidas has transformed its technological innovations into commercial success are our intelligent running shoe, adidas_1, and the ClimaCool® footwear and apparel concept. Prior to bringing these innovative concepts to market, it took several years of iterative research and development including extensive product testing. After launching the adidas_1 in March 2005, we sold more than 60,000 pairs at a retail price of € 250 despite our strategy of limited supply and selective distribution. We plan to sell more than 150,000 pairs in 2006 and believe that in the medium term intelligent products will dominate the industry in all product categories. Since the introduction of ClimaCool® in 2002, the concept has been highly successful. Today, it encompasses a full range of footwear and apparel that amounts to almost 20 million items sold per year. We expect to grow the ClimaCool® franchise even further in 2006. Other important product introductions in 2005 were the next generation of the Predator® football boot, +Predator® Absolute, and the +Teamgeist™ match ball of the 2006 FIFA World Cup™ (see Innovation and Marketing). In 2006, adidas will bring several new concepts, technology evolutions and revolutions to market (see Outlook).

TaylorMade-adidas Golf a Leader in Innovative Golf Products

Industry experts widely believe that success in the golf market is primarily determined by the ability to constantly introduce and commercialize innovative products. Therefore, TaylorMade-adidas Golf strives to continually design and develop industry-leading products such as the innovative r7® driver which was ranked the top driver on the PGA Tour in 2004 and 2005. The R&D team at TaylorMade-adidas Golf comprises industrial designers and specialists in metallurgical, biomechanical, structural, electrical and mechanical engineering, utilizing sophisticated computerized technologies to constantly improve existing technologies and introduce technological revolutions. Before products are launched on the market, TaylorMade-adidas Golf conducts thorough testing activities in cooperation with tour professionals. In the last three years, TaylorMade-adidas Golf has presented industry-leading technologies such as the Movable Weight Technology™, the Inverted Cone Technology, the Anti-Skid Groove System Insert, TaylorMade Launch Control and Clima Compression. In 2005, TaylorMade-adidas Golf brought several successful new products to market such as the r7® 425 driver, a new series of Rossa® putters, the r7® CGB Max and r7® XD irons, the Tour 360 golf shoe, Clima Compression T-shirts featuring adidas ClimaLite® fabric technology and the BlackMAX® golf ball. TaylorMade-adidas Golf will continue to position itself as the innovation leader in the golf market in 2006 by introducing further new product and technology developments (see Outlook).

Active Trademark and Patent Protection Policy

To capitalize on the Group's R&D achievements, we seek to gain trademark protection for our key products, technologies and innovations in all major markets for footwear, apparel and hardware. We hold registered trademark rights or have applied for trademark protection for the Group's brands and other proprietary names in most countries around the world. Our business is not dependent upon any single patent or licensed technology. As part of our business policy, we rigorously defend the adidas Group's trademarks and patents by monitoring and prosecuting infringements of trademark and patent rights around the world.

R&D Expenses € in millions



2001
86
2002
85
2003
86
2004[1]
59
2005[1]
63

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

R&D Expenses in % of Net Sales



2001
1.4
2002
1.3
2003
1.4
2004[1]
1.0
2005[1]
0.9

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

R&D Expenses in % of Operating Expenses



2001
4.0
2002
3.6
2003
3.7
2004[1]
2.6
2005[1]
2.4

1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.

R&D Expenses Increase Slightly in 2005

At December 31, 2005, 636 people were employed in the Group's R&D activities compared to 595 employees in 2004 (+7%). This increase in employees drove expenses for research and development in 2005, which grew by 7% to € 63 million from € 59 million in 2004. In 2005, R&D expenses represented 2.4% of total operating expenses versus 2.6% in the prior year. R&D expenses as a percentage of sales slightly declined to 0.9% from 1.0% in 2004. Other related expenses for product development and market research, for example, were incurred as part of the Group's other operating expenses.

Sales Driven by New Products

The majority of the adidas Group's sales in 2005 were generated with products newly introduced in the course of the year. At adidas, products launched in 2005 accounted for 79% of brand sales. Only 5% of total sales were generated with products introduced in 2002 or before. In the TaylorMade-adidas Golf segment, current products (i.e. products launched in the last 18 months) represented 89% of total sales. Products that had been brought to market in 2002 or before accounted for less than 1% of TaylorMade-adidas Golf sales.

Internal Management System

A prime objective of adidas Management is to deliver long-term profitable growth and improve the financial health of the Group. As a result, in addition to continuously improving top-line performance, the generation of free cash flow is the principal financial goal of our Group. We strive to optimize free cash flow by focusing on three major levers: operating margin, operating working capital and capital expenditure.

Optimizing Operating Margin

The operating margin is the Group's most important measure of operational success. For that reason, we are constantly monitoring operating margin development at all brands and in all regions. In addition, we regularly benchmark operating margin results of our brands with those of our major competitors. Operating performance is also the key metric in the variable compensation of our operating managers. The primary levers to optimize the Group's operating margin are continued gross margin improvements and operating expense control. In order to improve the Group's gross margin, we strive to become more efficient throughout our supply chain, to optimize our product mix and to effectively utilize own-retail activities. Additionally, to control operating expenses, we budget our marketing expenses each year as a percentage of planned sales. Over the last few years, our efforts have focused on finding the optimal balance between advertising and promotion expenditure. By shifting marketing spending from promotion partnerships to advertising, we have been able to increase the transparency and flexibility of our marketing working budget. To best support and position our brands, our promotion strategy concentrates on partnerships with top athletes, teams, leagues and events. In addition to optimizing our marketing working budget, we strive to reduce operating overhead expenses as a percentage of sales by continuously improving internal processes through efficiency programs, especially in our sales, distribution, finance, IT and other general administration functions.

Tight Working Capital Management

To minimize capital employed requirements, our Group is dedicated to continued tight working capital management. Our key metric in this area is operating working capital as a percentage of sales which allows us to continuously measure and monitor the development of working capital within our business context. A main target of our Group is to optimize inventory levels and ageing to ensure fast replenishment of current product to optimize sales at high profitability. In addition, we are focused on disciplined management of our accounts receivable by continuously improving our collection efforts. Likewise, we strive to optimize payment conditions with our suppliers to best manage accounts payable.

Performance Measurement System and Key Financial Ratios


Free Cash Flow
Operating Margin
Operating Working Capital
Capital Expenditure
Gross Margin
Inventories
Operating Overheads
Accounts Receivable
Marketing Working Budget
Accounts Payable

Focused Capital Expenditure

We are committed to further improving the effectiveness of the Group's capital expenditure. Therefore, we limit capital expenditure levels through disciplined budget control and focusing expenditure on our core strategies. Amongst others, these include the expansion of our own-retail activities and the optimization of the Group's IT systems supporting our business processes.

Outstanding Financial Achievements in 2005

In 2005, we achieved all our major financial and non-financial targets (see Inside Front Cover). Operating margin increased 0.7 percentage points to reach 10.7%, the highest level ever. Average operating working capital as a percentage of sales was reduced by 2.4 percentage points to 26.0% in 2005 from 28.4% in the prior year, reflecting our efforts to maintain tight working capital management. In addition, capital expenditure control was successful with an investment level of € 211 million in 2005, at the lower end of the initially planned range of between € 200 and € 250 million.

Order Backlogs as Performance Indicators

The best indicator of future development of the Group's revenues are our order backlogs which comprise the orders received up to six months in advance of the actual sale. Information concerning the ongoing development of our order backlogs compared to the previous year's level, together with adidas' own-retail expectations (which are not included in our backlog calculation) as well as feedback from retailers, is contained in this annual report (see Outlook). We also publish regular updates on the development of our order book in our quarterly reports. In addition, the development of key performance measures and financial ratios can be monitored in the Group's quarterly statements.

Key Financial Metrics – 2005 Results

Gross margin	$= \frac{\text{Gross profit}}{\text{Net sales}} \times 100$	= 48.2%
Operating expenses (% of net sales)	$= \frac{\text{Operating expenses}}{\text{Net sales}} \times 100$	= 38.2%
Operating margin	$= \frac{\text{Operating profit}}{\text{Net sales}} \times 100$	= 10.7%
Average operating working capital[1] (€ in millions)	$= \frac{\text{Sum of operating working capital at quarter-end}}{4}$	= 1,819
Operating working capital[1] (% of net sales)	$= \frac{\text{Average operating working capital}}{\text{Net sales}} \times 100$	= 26.0%
Capital expenditure[1][2] (€ in millions)	= Additions of property, plant and equipment plus intangible assets	= 211

1) Including discontinued operations
2) Excluding goodwill and financial leases

Risk Report

To safeguard and improve our strong competitive position and to sustain the long-term success of our Group, adidas believes it is necessary to take certain risks. Our risk management principles and our risk management system define how we manage our risks. They specify which risks we need to avoid, which we need to mitigate, which we can transfer and which we will have to accept and take the necessary precautions for in order to minimize our overall risk while at the same time exploiting chances to the greatest extent possible.

Risk Management Principles and Process

The adidas Group has a decentralized risk management system as we believe that risks are best identified, assessed and controlled where they arise, reflecting that different business segments and regions carry heterogeneous risk profiles. In addition, centralized risk management provides relevant risk management tools and know-how, assists line managers in the risk management process, aggregates and consolidates the identified risks on a Group-wide basis and monitors their development over time. Our Management continually integrates this risk information in its decision-making processes. Our risk management process is composed of the following steps:

::: **Risk identification:** adidas constantly monitors both the macroeconomic environment and developments in the sporting goods industry as well as internal processes to identify risks as early as possible. We have therefore defined a catalog of potential risks for our Group, the sporting goods industry and the environment in which we operate that assists Management at different levels within our organization in identifying risks.

::: **Risk assessment:** Identified risks are evaluated with respect to potential loss and occurrence probability. The occurrence probability is categorized as "high", "medium" or "low". The extent of potential loss is measured quantitatively where possible, including a calculation of the potential best and worst case scenarios and their impact on the short- and long-term financial health of our Group. Where risks cannot be quantified, we qualify them and estimate their financial impact.

::: **Risk treatment:** Based on our risk management principles and our risk management manual, Management decides which risks we avoid, reduce, transfer or accept.

::: **Risk controlling:** The Group centrally monitors how risks in different areas and operational processes influence each other. Our risk management then aggregates individual risks into an overall risk profile. In addition, risks which cannot be bound to one specific process such as changes in the Group's strategic direction or resource deployment are regularly reviewed and evaluated on a business case basis incorporating relevant risk components. In a quarterly rhythm, risks and opportunities above a defined threshold are reported formally to the risk management officer and monitored in successive periods. Our regular business unit reviews also include in-depth analyses of the reported risks. For immediate risks we have implemented ad-hoc reporting processes.

::: **Risk management documentation:** Our Group risk management manual is a core element of our integrated risk management system. The manual outlines the principles, processes, tools, risk areas and key responsibilities within our Group.

Corporate Risks Overview

External Risks
- Macroeconomic risks
- Industry risks
- Regulatory and political risks
- Legal risks
- Social and environmental risks
- Natural risks

Financial Risks
- Currency risks
- Interest rate risks
- Investment risks
- Financing and liquidity risks

Strategic Risks
- Portfolio risks
- Brand image risks
- Research & development and product quality risks
- Own-retail risks
- Personnel risks

Operational Risks
- Sourcing risks
- Customer risks
- IT risks

External Risks

Macroeconomic Risks

Growth of the sporting goods industry is correlated to general economic growth. Therefore risks arise from economic downturns. To reduce the related risks, a key element of our Group's strategy is to associate our brands closely with major sporting events such as the 2006 FIFA World Cup™ or the Beijing 2008 Olympic Games which create predictable demand less sensitive to macroeconomic influence.

Industry Risks

The global sporting goods industry differs regionally in structure, maturity and level of competition. In Europe and North America, the sporting goods industry is relatively mature and marked by retail consolidation. As a consequence, adidas growth is largely derived by gaining market share from competitors. The largest retail chains have considerable purchasing power which puts pressure on our margins. The Group also faces the risk of discount retailers, who are increasingly entering especially the sports apparel market which has low entry barriers in these regions. To create demand, assure high price points and sustain high margins going forward, we differentiate ourselves by positioning adidas as being the industry's innovation leader and having high credibility among athletes. In some Asian markets and Latin America, the sporting goods industry is still in its development stage. In these regions, distribution channels are less developed and trends can be more volatile.

Regulatory and Political Risks

As our business processes span numerous countries, we are constantly exposed to the risk of import duties or customs tariffs, import restrictions and other trade restrictions. Our Group has mitigated this risk by developing strategic relationships with suppliers operating in multiple countries. As a result, we are able to shift production to other countries while maintaining a consistently high level of delivery performance (see Global Operations). Protectionist efforts such as the recent introduction of custom tariffs and import restrictions in Argentina and Brazil could negatively affect sales. Our Group mitigates this risk by closely following regulatory actions, local production and regionally balancing sales. In certain Asian countries, the flow of apparel goods is subject to high customs barriers. Due to this fact, the adidas Group operates numerous decentralized warehouses and multiple ports throughout Asia. In countries with considerable political risk, we minimize our asset and cash exposure wherever possible.

Legal Risks

Finding solutions for various legal matters in numerous countries entails risk for the Group, especially in the formulation of contracts, the resolution of legal issues and the taking of legal action. The Group is also exposed to the risk of claims and litigation from infringement of trademark and patent rights. We therefore carefully research new products and product names to identify and avoid potentially conflicting rights of third parties. Furthermore, as a popular consumer brand with technological and design innovation as defining characteristics, adidas is a frequent target for counterfeiting and imitation. To mitigate the resulting risks of loss of sales and damage of reputation, adidas utilizes extensive legal protection (generally through registration) and works together with law enforcement authorities, investigators and lawyers. Our strategy is to give priority to action against more significant counterfeit operations such as manufacturers and distributors. We also take measures to control production with authorized suppliers. During 2005, the Group seized more than six million counterfeit products worldwide.

Social and Environmental Risks

We have continuing responsibilities to our workers and the environment. Malpractice in these areas can have a significant impact on the reputation and operational efficiency of our Group and our suppliers. To limit this risk, we have established our own adidas Code of Conduct, the Standards of Engagement (SOE). adidas suppliers must prove that they meet the Group's standards and conditions before they can become business partners. An internal adidas team also inspects suppliers' factories on a regular basis. These internal audits are verified by extensive independent audits (see our Social and Environmental Report). In the event of non-compliance with our SOE, factory management together with our Social & Environmental Affairs team develops action plans and sets deadlines for compliance and further improvement. When a factory continually fails to meet SOE standards, business relations are terminated. In 2005, this was the case in three instances (see our Social and Environmental Report).

Natural Risks

The adidas Group is exposed to external risks such as natural disasters, epidemics, fire and accidents. If avian flu, for example, were to develop into a worldwide pandemic, our business operations especially in Asia could be considerably affected. Together with all parties involved, the adidas Group has implemented contingency plans to minimize potential negative effects. Furthermore, physical damage to our own or our suppliers' premises, production units, warehouses and stock in transit can lead to financial loss such as property damage and business interruption. These risks are mitigated by ample loss prevention measures such as working with reliable suppliers and logistics providers who guarantee high safety standards and catastrophe recovery plans. The adidas Group also has considerable insurance coverage for such damage.

Financial Risks

Currency Risks

Most of the Group's currency risks result from the fact that a significant portion of our sourcing is done directly with suppliers in the Far East. This means the products are invoiced mainly in US dollars, whereas our sales to customers are denominated primarily in euros and other currencies (such as the Japanese yen, the Canadian dollar and the British pound). Therefore the adidas Group is exposed to the risk of exchange rate movements, which is minimized through centralized currency risk management. In addition to natural hedges, the Group reduces currency risks by hedging its annual net currency deficit, typically between 15 and 18 months in advance, using forward contracts, swaps and currency options or combinations of currency options (see Notes to the Consolidated Balance Sheet/note 23). These combinations provide protection against further appreciation of the US dollar, but allow us to participate in the depreciation of the US dollar. In advance of the acquisition of Reebok International Ltd., additional hedging was initiated as the purchase price was paid in US dollars.

Interest Rate Risks

Significant interest rate changes can have an adverse effect on the Group's profitability, liquidity and financial position. To minimize the risk of a major rise in interest rates, the vast majority of the Group's floating-rate borrowings are protected with interest rate caps. Additionally, the Group continued to reduce its net borrowings in 2005 in order to minimize interest expenses (see Notes to the Consolidated Balance Sheet/note 23). The acquisition of Reebok has led to an increase in interest rate risks due to the increased financing requirements. The Group currently makes financing arrangements partly on a floating-rate and partly on a fixed-rate basis. Floating-rate arrangements are partially protected by corresponding hedges.

Investment Risks

In 2005, the adidas Group significantly reduced the amount of cash invested in investment funds in anticipation of the financing of the Reebok acquisition. As the remaining investment funds were sold at the beginning of 2006, risks related to a major decline in the value of these funds no longer exist.

Financing and Liquidity Risks

The adidas Group has entered into several financing arrangements in order to finance the Reebok acquisition. The Group obtained favorable terms as participating banks rated our financial strength positively. In order to counteract the risk of unfavorable financing terms, the Group negotiates credit lines centrally as far as possible, in accordance with our Group financing policy (see Group Business Performance).

Strategic Risks

Portfolio Risks

The adidas Group faces risks due to contractual obligations following business divestitures and with regard to acquisitions. The size and complexity of the Reebok acquisition causes the risk of cultural misfit, overestimation of potential synergies, execution risks as well as loss of key personnel (see Personnel Risks). Potential risks were considered extensively prior to the transaction and are regularly revised and evaluated as part of the integration process. We believe that Reebok's similarly multinational employee structure as well as its history of constant sport performance orientation largely mitigates the risk of cultural misfit. The risk of overestimation of synergies could be caused by integration difficulties or retailers shifting demand to competitors. Our Group regards this risk as being controlled since cost synergies have been calculated thoroughly and are monitored regularly.

Brand Image Risks

Success in the sporting goods industry is dependent on an attractive brand image. A restriction in the usage of our Three Stripes symbol at major sporting events could potentially harm our brand recognition value. We, however, regard this risk as limited, because the federations most important for us have agreed upon the further usage of the Three Stripes. To further mitigate the risk of a deterioration of brand strength, adidas has entered into contracts with numerous federations, clubs and athletes and invests into advertising. The risk related to the high absolute level of spending needed to secure brand image is mitigated in various ways. Firstly, a significant portion of our advertising expenses is variable in nature and can quickly be cut if necessary. Secondly, the Group approaches all major contracts and sponsorship agreements with a profit center mentality, working with top-tier marketing and advertising agencies to quantify all associated costs/benefits. Thirdly, all contracts we enter into include clauses linking our payments directly to the athlete's performance or the success of the licensed range we are selling to our consumers. In addition, adidas has the opportunity to terminate the agreement under certain circumstances such as drug abuse or poor performance.

Research and Development and Product Quality Risks

In the sporting goods industry, potential risks arise from the speed with which new product technologies are brought to market. If the adidas Group failed to constantly develop innovative products, we could suffer a significant sales decline as innovative products create an important halo effect. The adidas Group also faces risks if and when defective products are sold. The financial consequences of product liability cases are covered by insurance contracts. However, these cases may damage market perception of our products, resulting in image impairment. We mitigate this risk through rigorous testing prior to production, close cooperation with manufacturers throughout the production process, open communication about defective products and quick settlement of product recalls if necessary.

Own-Retail Risks

Brand adidas uses own-retail channels to market adidas products directly to the consumer (see adidas Business Performance). New stores require considerable investment in leases, furniture and fittings resulting in a high portion of fixed costs, especially given that our own-retail activities require considerably more personnel in relation to net sales than our wholesale business. The Group minimizes the capital employed by only entering into lease contracts with a duration of less than ten years. In addition, all shops must fulfill ambitious profitability targets dependent on size, location and investment in the store. If these targets are not met, we take appropriate measures to reduce future risk before closure.

Personnel Risks

The adidas Group's future success is highly dependent on our employees and their talents. Our compensation, development and talent management programs are all targeted to drive maximum performance and minimize the risk posed by the loss of current employees, particularly in key positions. Our fluctuation (voluntary attrition) in 2005 was 9%. This managed fluctuation is well below the industry level and an indicator of both our retention efforts and our ability to stay competitive versus the market, especially in areas such as design and marketing. Further, our Group regards the retention of Reebok key personnel as crucial for the success of the acquisition. As Reebok management supported our acquisition proposal and is as confident about future growth prospects of the combined Group as adidas management is, we regard the risk of loss of key employees as minimized. In addition, to secure medium-term retention of key executive employees at Reebok, we offered a retention package to around 25 senior employees.

Operational Risks

Sourcing Risks

Sourcing risks include quality and delivery risks, risks of supplier dependency and costing. In order to manage the risk of quality variation, we constantly train and certify factory quality assurance personnel as well as certify factory laboratories. The adidas Group also faces the risk of being dependent on suppliers which are primarily located in Asia. If adidas was prevented from purchasing footwear in China and Vietnam, where most footwear products are sourced, this would have a material impact on the Group's ability to meet customer demand at least in the short term. To mitigate this risk, the Group has insurance coverage of € 50 million for supplier-driven business interruptions. In light of rising raw materials prices, the adidas Group has identified costing as an integral part of the product creation process. To secure competitive pricing, adidas works with a balanced portfolio of suppliers that enables us to use alternative sources if necessary.

Customer Risks

Customer risks arise from our dependency on key customers, credit risk and our limited ability to quickly react to changing demands. adidas limits the risk of dependency on key customers by servicing at least ten key accounts per region to avoid dependency on one single retailer. As a result, our largest customer accounted for only around 5% of our overall net sales in 2005. However, a strong reduction of business with one of our biggest retailers could adversely affect regional sales and profitability. Similarly, a credit risk would arise if a major customer became insolvent or otherwise failed to pay its debts causing a negative impact on profitability. To minimize the risk, the Group further tightened its credit processes in 2005.

IT Risks

IT mismanagement can result in severe disruptions to our business. We employ various methods to mitigate these risks, including regular policy review, the utilization of hardware and software experts, firewall and encryption technologies and business continuity planning. Our wide area network (WAN) connections are set up in such a way as to prevent system-wide failure and all our dial-up connections to the corporate Intranet are encrypted. In addition, periodic reviews of the systems architecture and regular renewal of hardware platforms ensure that the Group meets changing business requirements. Our data base is protected by regular back-ups and proactive maintenance. Furthermore, to improve disaster recovery, in the near future our data center will be moved to a separate location meeting highest safety standards.

Overall Risk

Based on the compilation of risks explained within this report and the current business outlook, no immediate risks have been identified which could jeopardize the ongoing business health and viability of the adidas Group. In 2005, the adidas Group entered into a number of arrangements with leading global banks to finance the Reebok acquisition. The positive responses to our financing demands give us confidence in the market's valuation of our financial health and our own overall risk assessment. adidas therefore has not obtained an official rating by one of the leading rating agencies. We believe that the earning power of adidas forms a solid basis for our future business development. As outlined above, we have taken appropriate precautions against typical business risks that could negatively affect our financial standing and profitability situation.

Opportunities

The global business landscape of the sporting goods industry is rapidly changing, offering strong opportunities for our Group not only from a strategic but also from a macroeconomic and socio-environmental perspective. These changes provide further potential for our Group to achieve medium-term growth and further increase sales and profitability.

Corporate Opportunities Overview
Macro-Economic Opportunities
Emerging markets as long-term growth drivers
Industry Opportunities
Increased sports orientation among women
High-growth sports categories
Running being redefined
Strategic Opportunities
Reebok integration
Promotion partnerships
Product innovations

Macro-Economic Opportunities

Emerging Markets as Long-Term Growth Drivers

One of the most important drivers of medium-term growth will come from growth in the emerging markets. We are targeting significant sales increases in Asia in the coming years, supported by positive macroeconomic signals in China and several other markets. For brand adidas, we plan to deliver sales of more than € 2 billion in Asia by 2008. The major growth driver of this development will be China, where we plan to increase sales from currently over € 200 million to around € 1 billion by 2010. This will be helped by our sponsorships of the Beijing 2008 Olympic Games as well as the Chinese national football team. Furthermore, our growth expectations in Asia will also be supported by expected strong annual increases in India, Korea and Southeast Asia. Latin America is also expected to grow strongly within the next years, mainly driven by Brazil and Argentina. These two countries, which are two of the largest economies of Latin America, have implemented improved monetary, fiscal and structural policies. In Europe, the economy should benefit from strong development in the Eastern European countries, especially Russia, where the economic situation continues to improve and the outlook is favorable, reflecting strong GDP growth and rising real incomes and employment rates as well as improving key social indicators.

Industry Opportunities

Fast-Growing Women's Segment

The women's sports market is the fastest-growing segment in the sporting goods industry with women accounting for more than half of total spending on athletic footwear. In addition, women also make approximately 80% of the buying decisions for sports apparel for men, women and children. Reebok is a market leader in the women's category and is well positioned to grow further with this segment. Moreover, adidas is active in two of the most lucrative women's sports segments, namely sport-specific performance products and designer fashion products. The great success of the adidas by Stella McCartney women's performance line and the Y-3 collection indicates the strong further potential of this segment.

High-Growth Sports Categories

Nordic walking is currently one of the biggest sports trend with strong growth rates expected in the coming years. Reebok has a strong presence in walking, offering more than twenty different kinds of walking shoes. adidas' running expertise, which drives product innovation in the segment, can be utilized in the Nordic walking category as walking is closely linked to running. As a result, we are likely to benefit from the expected long-term growth trend in this category. Furthermore, outdoor activities such as hiking, trail running and rock climbing are also identified as high-growth sports categories. Outdoor is another strategic opportunity where we have developed a strong competence through our eight years of cooperation with Salomon, which we can now fully exploit under the adidas name.

Running Being Redefined

Running continues to be extremely popular, but running demographics are changing, with high growth rates among both female and older athletes. People are taking up running for different purposes, from weight loss and stress reduction to completing a marathon. Therefore, the demand for functional footwear and apparel is expected to grow. Since our strength is our multi-stage approach to the market for technical, functional and versatile running, we expect to benefit from this trend. In addition, the running segment is the most important category for customization and "intelligent products" which, when successfully introduced here, will give us additional opportunities in other categories.

Strategic Opportunities

Reebok Integration

The acquisition of Reebok opens up new business opportunities. By acquiring Reebok, we have a more geographically balanced sales mix, allowing us to reduce our European exposure and increase our American sales. Moreover, with our market positioning and expertise mainly in Asia, Reebok's assets, in particular its exclusive license contracts with the NBA, NFL and MLB, will be leveraged beyond Reebok's core US and UK markets to drive incremental sales for the Group. As a result, significant revenue synergies are expected. In addition, Reebok's music-inspired lifestyle business, including contracts with 50 Cent, Jay-Z and its strong position in the women's business, expands our portfolio of brands to serve highly differentiated consumers. We further expect to achieve cost synergies of around € 125 million in 2008 by savings in sales, marketing and distribution, overhead costs, IT and sourcing.

Promotion Partnerships as Long-Term Success Factor

Promotion partnerships are an important vehicle for our Group to ensure long-term future success, generating new revenue opportunities through product lines launched in cooperation with our partners as well as enhancing the Group's brand image. New long-term football partnerships with two of England's leading football clubs, Chelsea FC and Liverpool FC, are important new additions to our impressive portfolio. In addition, Reebok holds exclusive license contracts with the major American professional sports leagues, whereas adidas is the Official Partner of the FIFA World Cup™ tournaments through to 2014 and of the Beijing 2008 Olympic Games. Partnerships with athletes are also important for positive future development in the basketball and tennis categories. adidas' long-term basketball partnerships with the NBA stars Tracy McGrady, Kevin Garnett and Tim Duncan as well as with top tennis players such as Andre Agassi, Marat Safin and Justine Henin-Hardenne underpin our positive expectations for the future in these categories as they positively showcase our brand values and have high visibility with key consumer groups.

Product Innovations

As outlined in the Research & Development section, it is our Group's goal to bring at least one major innovation or significant evolution of an existing innovation to the market. This has allowed adidas and TaylorMade to become established at the performance end of the sporting goods market. Reebok has also developed a distinguished portfolio of product innovations, including the Pump 2.0 and DMX. By harnessing this extensive R&D expertise, the Group will be able to accelerate new product innovations to generate both trade and consumer interest, which allows us to introduce new products at high price points, positively impacting the Group's margins. We will also be able to optimally sequence our product launches throughout the year, to avoid cannibalistic launch dates within our brand portfolio.

Outlook

2006 is set to be another exciting year for adidas. The Reebok integration and the 2006 FIFA World Cup™ in our home market Germany will be our main focus. Supported by our strong product pipeline and marketing initiatives, we are confident that we will again be able to deliver strong top- and bottom-line performance this year. Both the global economy and the sporting goods industry are forecasted to continue their solid growth shown in 2005, although prospects differ regionally. The first-time consolidation of Reebok International Ltd. will lead to a strong double-digit sales increase in 2006. However, for the adidas Group excluding Reebok we also expect a high-single-digit currency-neutral sales increase. The Group's gross margin is expected to be in a range of between 44 and 46% (between 47 and 48% excluding Reebok). The Group's operating margin is expected to be around 9% (between 10 and 10.5% excluding Reebok). Net earnings are expected to grow by double-digit rates.

Global Economy Stays on Track

With a projected GDP growth rate of around 4% for 2006, the global economy is expected to continue to grow at a similar level to 2005. Regional discrepancies will remain however. While Europe is forecasted to develop somewhat more strongly than in 2005, economic growth in North America will slow slightly in line with weaker consumer demand. The outlook for Asia and Latin America remains strong.

Growing Momentum in Europe

In Europe, GDP is expected to increase by around 2%. Western Europe is projected to continue to benefit from momentum gained at the end of 2005 from higher export levels. Improving investment activity, increasing industrial production and lower unemployment rates, which support private consumption, should sustain moderate economic expansion. In Germany, economic growth is expected to accelerate versus 2005. Compared to previous years, domestic demand is forecasted to improve due to increased consumer confidence and will contribute about half of the projected growth of around 1.5%. The region's emerging markets will continue to develop more strongly than the Western European economies, although growth rates will decrease modestly from 2005 levels of around 5%.

Consumer Demand in the USA Forecasted to Slow

In the USA, economic growth is projected to reach approximately 3%, which represents a slowdown versus the 2005 level. Consumer demand, which was the major driver of the economic expansion in the recent past, is expected to grow less strongly due to an end of housing price inflation. This slowdown is likely to more than compensate for positive effects from another strong increase of disposable income due to low unemployment rates and higher wages. The record deficit in the region's trade balance will, however, continue to be a considerable risk both for the American and the global economy.

Strong Economic Prospects in Asia

In Asia, economic prospects remain strong. Backed by the solid global economy, exports are expected to continue to grow strongly. The Japanese economy is likely to continue to grow at a similar level to 2005. A high propensity to consume and a further increase in investments are expected to spur domestic demand. Exports are projected to grow solidly in 2006. As a result, the national economy is forecasted to grow approximately 2%. With an expected GDP growth of approximately 8%, Asia excluding Japan is projected to grow at similar levels as in 2005. In China, steps taken by the government to cool investment growth will show some effect. However, with a growth rate of more than 8%, the Chinese market will develop somewhat slower than in 2005, but will continue to give important impulses for the global economy as imports increase in line with growing private consumption.

Private Consumption and Exports Drive Growth in Latin America

In Latin America, the economy will continue to grow at around 4%. As in previous years, private consumption as well as buoyant exports will drive economic growth. A number of elections across the region, however, increase political uncertainty and could potentially influence the economic development.

Largely Positive Outlook for Sporting Goods Industry

The global sporting goods industry is expected to grow solidly in 2006. In Europe in particular, the sporting goods industry will focus on the 2006 FIFA World Cup™ in the first six months of the year. Excitement around this event visible since the end of 2005 will generate growth and will at least partly compensate for tough retail market conditions in Western Europe. The latter are likely to become more visible in the second half of the year. Especially in the UK, the sporting goods retail market remains very competitive and promotional. As a result, we expect the European sporting goods market to grow at low-single-digit rates in 2006. The American sporting goods market will continue to expand, albeit at lower levels than in 2005. We expect mid-single-digit growth as a result of the competitive retail landscape. The polarization of the market between European-inspired footwear and technology-driven performance products will remain. In Asia, the sporting goods market is forecasted to continue its robust expansion and grow at high-single-digit rates. In Japan, the sporting goods market is expected to remain highly competitive. Slight growth is forecasted for footwear, whereas apparel will be stagnant. The Chinese sporting goods market will continue to expand, albeit at slightly more moderate rates than in the past two years. The momentum of the Latin American sporting goods industry is projected to remain intact, but import duties and quotas increasingly limit cross-border transfer of goods and force suppliers to produce locally. Growth rates are expected to be single-digit.

adidas Group Sales to Exceed Economic and Industry Growth Rates

Based on our innovative strength and operational excellence, we are confident that the Group's net sales increase will again exceed growth rates of the overall economy and the sporting goods sector in the respective regions in 2006. Nonetheless, the low growth rates in Europe will continue to negatively impact the development of our sales, albeit to a lesser extent than in 2005.

Football Category Dominates First Half of 2006 Product Launches

The 2006 FIFA World Cup™ will dominate the product launch schedule in the first half of 2006. In the second half of the year, exciting new products will mainly be launched in other categories such as basketball, running, women's and golf. These new products will be an important factor for our top-line growth expectations in 2006.

2006 FIFA World Cup™ as Sales Driver for Our Football Category

We expect football to be the fastest-growing Sport Performance category in 2006. adidas, as an Official Partner of the 2006 FIFA World Cup™, will benefit from this event in terms of positive visibility of our brand but also in terms of additional sales of adidas football products. In addition, new long-term promotion partnerships with two of the most famous English football clubs Chelsea FC and Liverpool FC, both starting in July 2006, are expected to have a positive impact on sales development in this category in the second half of the year. As a result, we expect sales in our important football category to strongly increase by around 20% to over € 1 billion in 2006 from more than € 900 million in 2005.

2006 Product Launch Schedule

Product	Brand	Launch date
2006 FIFA World Cup™ national team jerseys – away kit	adidas	February
+F50 TUNIT™ football boot	adidas	March
Stella McCartney's new women's performance line	adidas	March/August
adidas_1 basketball shoe	adidas	May
David Beckham +Predator® Absolute football boot	adidas	June
ClimaCool® TechFit apparel line	adidas	July
Supernova™ running shoe with Ground Control System™	adidas	July
Project Fusion running products	adidas, Polar	September
a³® running shoe	adidas	September
T-MAC 6 basketball shoe	adidas	October
r7® 460 metalwood	TaylorMade	April
TaylorMade® Tour Preferred® (TP) golf ball	TaylorMade	April

Own Retail as Important Growth Driver for Brand adidas

Own retail will continue to be an important topic for adidas in 2006. We expect to open numerous new concept stores within the next year and are also projecting a further increase in comparable store sales. We expect own-retail sales to grow at double-digit rates in 2006. As a result, the percentage of revenues coming from own retail will be higher than the 2005 level of 13% of brand adidas sales. This expansion will allow us to best showcase the breadth of our products to consumers in major markets as well as to capture new market potential in Eastern Europe and smaller Asian countries. Major openings for brand adidas include adidas Sport Performance Centers in Asia and Europe's emerging markets as well as new Sport Heritage Concept Stores in Hong Kong, Amsterdam and Copenhagen.

Strong Backlogs Support High-Single-Digit Sales Growth Expectations for Brand adidas

Backlogs for the adidas brand at the end of 2005 increased 8% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 15%. Footwear backlogs grew 4% in currency-neutral terms (+11% in euros), reflecting improvements in many categories, in particular Sport Performance football and Sport Heritage products. Apparel backlogs grew 9% on a currency-neutral basis (+16% in euros), driven by improvements in the Sport Performance categories football and basketball as well as in Sport Heritage. Hardware backlogs, which grew at double-digit rates mainly due to improvements in the football category, also contributed to the positive development of adidas backlogs. As a result of the strong product pipeline outlined above, our excellent order book and vigorous growth expectations for our own-retail activities, we expect high-single-digit currency-neutral sales growth for adidas in 2006. Improvements are anticipated in all major product categories and we expect this growth to be largely driven by volume increases at wholesale as well as through increasing own-retail activities. As the orders are placed by numerous retailers we currently do not expect that any retailer will generate more than 5% of brand adidas sales.

Mid-Single-Digit Sales Growth Projected at TaylorMade-adidas Golf

At TaylorMade-adidas Golf, we will continue to expand our metalwood category in 2006, which is the most important category within our golf business. This growth will mainly be driven by new products such as the next generation of r7® drivers, the r7® 425 and r7® 460. The irons category is also expected to show outstanding performance in 2006, due to the revolutionary r7® XD and r7® CGB MAX irons, which were successfully launched in the fourth quarter of 2005. New product extensions are also planned in the golf ball category, where we will establish a dual brand strategy. TaylorMade will serve as our premium golf ball platform, backed by the launch of the new *TaylorMade® Tour Preferred®* (TP) golf ball, while Maxfli® will be positioned as a top-value brand. In addition, our Clima concept will be further extended in both the adidas Golf footwear and apparel categories. Because of the different order profile in golf compared to other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, based on trade show performance and ongoing dialog with customers, we are confident that TaylorMade-adidas Golf sales will grow at mid-single-digit rates on a currency-neutral basis in 2006.

Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	2	33	12	11
Apparel	4	37	28	16
Total	**4**	**35**	**22**	**15**

1) At year-end, change year-over-year

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	0	15	2	4
Apparel	2	19	18	9
Total	**3**	**17**	**13**	**8**

1) At year-end, change year-over-year

Europe to Grow at Mid-Single-Digit Rates

On a regional basis, we will continue to grow our top line in Europe, which remains our largest and most profitable region. This growth will be led by adidas, with a strong driver expected to be the adidas sponsored 2006 FIFA World Cup™ in Germany. This event is likely to encourage increased adidas brand exposure and sales in Europe during the first half of the year. Growth in Europe is expected to be generated particularly in the region's emerging markets as well as Germany, France and Italy. adidas backlogs at year-end were up 3% on a currency-neutral basis versus the prior year (+4% in euros). Increasing own-retail activities at brand adidas are also expected to be a sales driver in 2006. For TaylorMade-adidas Golf, we expect sales in Europe to remain stable. As a result, for the adidas Group excluding Reebok, we project currency-neutral sales to increase by mid-single-digit rates in 2006.

Double-Digit Growth Rates to Continue in North America

The ongoing success of the adidas business in North America is a top priority in 2006. At brand adidas, improving relationships with retail partners, continued fine-tuning of our distribution strategy and increasing the own-retail presence of brand adidas will be the pillars of this strategic initiative. At year-end, adidas backlogs in the region increased 17% on a currency-neutral basis (+35% in euros), supported by growth in both footwear and apparel. North American currency-neutral sales will also grow for TaylorMade-adidas Golf. As a result, we expect currency-neutral sales for the adidas Group excluding Reebok to increase by double-digit rates in 2006.

Double-Digit Growth in Asia Again in 2006

We are again targeting significant sales growth for brand adidas in Asia in 2006, mainly supported by strong increases in China and Japan. Revenue increases in Korea and South-east Asia will also be drivers of this development. Consequently, adidas currency-neutral backlogs for the region increased 13% (+22% in euros) at the end of 2005 despite tough comparables with the prior year. Strong growth in Asia is also expected at TaylorMade-adidas Golf. As a result, we expect currency-neutral sales for the adidas Group excluding Reebok to again increase by double-digit rates in 2006.

High-Single-Digit Growth Expected in Latin America

In Latin America, currency-neutral growth is expected to continue with improvements largely to be driven by higher brand adidas sales in Brazil and Mexico, where increases will be spurred by new product and marketing initiatives as well as sourcing and distribution optimization. Although we do not have formalized backlog figures for this region, customer feedback at year-end points to solid growth in 2006. TaylorMade-adidas Golf is also expected to grow vigorously, albeit from a small base. As a result, Latin American currency-neutral sales for the adidas Group excluding Reebok are expected to increase at high-single-digit rates in 2006.

Group Gross Margin Remains at High Level

Important factors supporting our high gross margin at brand adidas such as the increased proportion of own-retail activities, our improving product mix as well as ongoing efficiency improvements in our supply chain are expected to be partly offset by higher raw material prices due to the high oil price as well as increasing labor costs. As a result, we expect gross margin for brand adidas to increase only modestly in 2006. The gross margin of TaylorMade-adidas Golf is also projected to increase due to expected margin improvements in the metalwoods and irons categories as a result of new product launches with higher gross margins, as well as the lower sourcing costs in the golf ball category resulting from the buy-out of our golf ball manufacturing contract with Dunlop Slazenger in 2005. However, gross margin for the adidas Group excluding Reebok is expected to decline to a level of between 47 and 48%, mainly as a result of our cooperation agreement with Amer Sports Corporation. Under this agreement, some adidas subsidiaries will continue to generate marginal income by selling Salomon products at gross margins lower than the Group average. Further, positive currency effects on the unhedged portion of our sourcing costs, enjoyed in 2005, will not be repeated in 2006.

Operating Margin Remains on a High Level

For brand adidas, operating expenses as a percentage of sales are expected to increase modestly due to higher marketing expenditures related to the 2006 FIFA World Cup™ as well as growing adidas own-retail activities. As a result of increased operating expenses more than offsetting the gross margin improvement, we expect the operating margin at brand adidas to decline modestly. At TaylorMade-adidas Golf, we project profitability to grow. Improving gross margins will more than compensate higher operating expenses as a percentage of net sales resulting from increasing sales expenses and marketing overhead costs to support expected future growth. Consequently, we are projecting an operating margin of between 10 and 10.5% for the adidas Group excluding Reebok in 2006.

adidas Group Excluding Reebok 2006 Targets

Sales growth	high-single-digit
Gross margin	47 to 48%
Operating margin	10 to 10.5%
Net income growth	double-digit

adidas Group 2006 Targets

Sales growth	double-digit
Gross margin	44 to 46%
Operating margin	ca. 9%
Net income growth	double-digit

Net Income for the adidas Group Excluding Reebok to Again Grow at Double-Digit Rates

We expect double-digit growth in net earnings of the adidas Group excluding Reebok for the fifth consecutive year. Top-line improvement combined with ongoing strong profitability will be the primary driver of this positive development. In addition, the deconsolidation of the Salomon business segment will have a positive impact on the Group's net income growth as a result of the negative earnings contribution in 2005. Consequently, we expect net earnings for the adidas Group excluding Reebok to grow at double-digit rates versus the 2005 level of € 383 million.

First-Time Consolidation of Reebok Business Impacts 2006 Results

We expect Reebok sales to reach around € 2.8 billion for eleven months of 2006, with consolidation starting on February 1, 2006. This reflects a slight decline versus the prior year due to lower sales in North America. As a result of the first-time inclusion of Reebok, adidas Group revenues will grow at high-double-digit rates in 2006. Reebok's gross and operating margins are lower than the adidas Group's margins due to the regional mix of their business. As a result, the gross and operating margins for the adidas Group including Reebok are expected to decline to between 44 and 46% and around 9%, respectively. As we expect Reebok's earnings to exceed the additional interest expenses for the adidas Group related to the Reebok acquisition and the negative one-time effects resulting from the difference between the valuation of assets versus the purchase price paid (purchase price allocation), we forecast the first-time consolidation of Reebok to have an accretive impact on the Group's net earnings in 2006.

Continued Supply Chain Improvements in Global Operations

In 2006, we will continue our efforts to increase efficiency throughout the Group's supply chain. Beyond improving performance levels in the creation and procurement of our product offerings for the 2006 FIFA World Cup™ on, we will focus on two major themes in 2006: integration of Reebok and building a World Class Supply Chain. We will use the integration of Reebok into our Group to sharpen our focus on maximizing the buying leverage of all three brand segments across sourcing, transportation and distribution. We will prepare for the implementation of our strategic supply chain initiative, based on clearly segmented business models and service level differentiation. From a sourcing perspective, we will continue to diversify our sourcing portfolio across all product types. This will result in a gradual reduction of reliance on China-sourced product. Our overall plan is to reduce the proportion of sourcing volume from China without capacity reductions or factory consolidation by increasing capacities in other countries such as Indonesia, Vietnam and India.

Reebok Acquisition and Own-Retail Activities Expected to Drive Personnel Increases

In 2006, we expect the number of personnel and personnel expenses at the adidas Group to grow strongly due to the acquisition of Reebok. Personnel at the adidas Group excluding Reebok is expected to grow only modestly. Own retail is again expected to be the major area of increased personnel. Personnel expenses for the adidas Group excluding Reebok are expected to grow in line with the number of newly hired employees.

R&D Spending to Remain Focused on Technological Innovations

In 2006, the Group will continue to spend around 1% of sales on research and development associated with new products. Areas of particular focus include running, basketball and football at the adidas and Reebok brands, as well as golf hardware at TaylorMade-adidas Golf. The number of employees working in research and development throughout the Group will increase significantly in 2006 as a result of the Reebok acquisition.

Improving Financial Leverage Through Significantly Reduced Net Borrowings

After a net cash position of € 551 million at the end of 2005, net borrowings from the first quarter of 2006 onwards will increase significantly, reflecting the financing of the € 3.2 billion acquisition of Reebok International Ltd. As a result, we expect a net borrowings level of around € 2.5 billion at the end of 2006. However, due to the strong free cash flow expected to be generated in the coming years, we expect the Group's financial leverage to be reduced significantly in the medium term to a targeted financial leverage level below 50%.

Total Dividend Payout Increases 10% Reflecting Additional Shares

The Group has committed to keep its recommended long-term, earnings-linked dividend payout ratio corridor of between 15 and 25% of net income. This was extended in 2005 from between 15 and 20%, based on significant improvements we have made to the Group's financial health over the last several years. However, in 2006, we will propose to keep the dividend payment stable at € 1.30 per share to reflect the high priority of paying down debt associated with the Reebok acquisition. Due to the increased number of shares outstanding following our capital increase (see Notes to the Consolidated Balance Sheet/note 21), the total dividend payout will increase by 10% to € 66 million in 2006 from € 60 million in the prior year.

Medium-Term Investment Level Between € 300 Million and € 350 Million

In 2006, investments in tangible and intangible assets of between € 200 million and € 250 million within the adidas Group excluding Reebok will be used primarily for own-retail expansion for brand adidas as well as the increased deployment of SAP and other IT systems in major subsidiaries within the Group. The most important factors in determining the exact level and timing of this investment will be the rate at which we are able to successfully secure retail locations and integrate new SAP systems within existing applications. Additional capital expenditure will be related to the further expansion of the adidas Headquarters in Herzogenaurach, Germany, *including the Adi Dassler Brand Center.* Capital expenditure related to Reebok, which is expected to be around € 100 million excluding extraordinary items, will also have an impact on the investment level in 2006. In addition, as a result of the planned buyback of Reebok's major properties, we expect additional expenditure of between € 150 million and € 200 million in 2006. In coming years, we expect an ongoing investment level for the adidas Group including Reebok of between € 300 million and € 350 million.

Group Medium-Term Targets

Sales growth	mid- to high-single-digit
Gross margin	46 to 48%
Operating margin	approx. 11%
Net income growth	double-digit

Strong Medium-Term Outlook

We expect sales for the combined Group to increase at mid- to high-single-digit rates on an annual basis through to 2008 due to continued strength at adidas and TaylorMade as well as a revitalization of the Reebok business segment. The Group's gross margin is expected to increase annually to a corridor of between 46 and 48% in 2008, reflecting positive effects from cost synergies related to the integration of Reebok, as well as strongly increasing business activities of Reebok in Asia and Europe, which carry high gross margins. The positive gross margin development will be driven by increases at all brands, mainly at Reebok. In the medium term, we expect the Group's operating margin to exceed the Group's 2005 level of 10.7%, reaching a new record level of approximately 11%, driven by all brands. Efficiency gains related to the integration of the Reebok business segment will play a major role in this development. Net income is expected to increase by double-digit rates in each of the next three years as a result of our continuing growth expectations, further profitability improvements at all brands and efficiency gains resulting from the integration of the Reebok business segment.

a consummate professional and role model, andre agassi combines his passion for life and sport with a sense of community.





Executive Board Statement

The Executive Board of adidas-Salomon AG is responsible for the compilation, completeness and accuracy of the Group's annual consolidated financial statements, the description of the economic development and the Group Management Report as well as the other information presented in the annual report. Pursuant to § 315a German Commercial Code (HGB), the consolidated financial statements 2005 were prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). The Group Management Report additionally complies with the requirements of the German Accounting Standard DRS 15.

To ensure accuracy and reliability of the underlying information, the content of the consolidated financial statements is based on the information reported in accordance with Group-wide guidelines which are consistent for all companies included in consolidation. The integrity of the reporting process and risk management systems is safeguarded by internal control systems established under the direction of the Executive Board. These control systems form an essential part of our value-oriented management style. As a consequence, a true and fair view of the Group's financial position, results of operations and cash flows and its reporting thereon is assured and the Executive Board is in a position to recognize potential investment risks and negative developments at an early stage and take appropriate countermeasures.

In accordance with the resolution adopted by the shareholders at the Annual General Meeting in 2005, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, was appointed by the Supervisory Board as independent auditor to audit the financial statements and consolidated financial statements and the management reports. The Supervisory Board examined and discussed the financial statements and consolidated financial statements, including the management reports, as well as the audit reports at its meeting on the annual financial statements. The results of these reviews are described in the Supervisory Board Report.

Herzogenaurach, March 2006

Herbert Hainer ::: CEO and Chairman

Robin J. Stalker ::: Chief Financial Officer

Independent Auditor's Report

We have audited the consolidated financial statements prepared by adidas-Salomon AG – comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements – together with the Group Management Report for the business year from January 1, 2005 to December 31, 2005. The preparation of the consolidated financial statements and the Group Management Report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 are the responsibility of the parent company's Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch *"German Commercial Code"*) and *German generally accepted standards* for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, February 17, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Erle ::: German Public Auditor

Gebele ::: German Public Auditor

Consolidated Balance Sheet € in thousands

	(Note)	Dec. 31 2005	Dec. 31 2004[1]	Change in %
Cash and cash equivalents	(5)	**1,524,916**	195,997	678.0
Short-term financial assets	(6)	**60,949**	258,950	(76.5)
Accounts receivable	(7)	**964,814**	1,046,322	(7.8)
Inventories	(8)	**1,230,003**	1,155,374	6.5
Other current assets	(9)	**585,937**	378,303	54.9
Total current assets		**4,366,619**	3,034,946	43.9
Property, plant and equipment, net	(10)	**424,354**	367,928	15.3
Goodwill, net	(11)	**436,312**	572,426	(23.8)
Other intangible assets, net	(12)	**91,241**	96,312	(5.3)
Long-term financial assets	(13)	**114,270**	93,134	22.7
Deferred tax assets	(27)	**195,211**	166,539	17.2
Other non-current assets	(14)	**122,234**	102,599	19.1
Total non-current assets		**1,383,622**	1,398,938	(1.1)
Total assets		**5,750,241**	4,433,884	29.7
Short-term borrowings	(15)	**–**	185,837	(100.0)
Accounts payable		**684,077**	591,689	15.6
Income taxes	(27)	**282,736**	167,334	69.0
Accrued liabilities and provisions	(16)	**633,695**	558,121	13.5
Other current liabilities	(17)	**189,906**	195,884	(3.1)
Total current liabilities		**1,790,414**	1,698,865	5.4
Long-term borrowings	(15)	**1,035,115**	933,949	10.8
Pensions and similar obligations	(18)	**147,925**	128,676	15.0
Deferred tax liabilities	(27)	**42,185**	77,915	(45.9)
Other non-current liabilities	(19)	**22,289**	30,784	(27.6)
Total non-current liabilities		**1,247,514**	1,171,324	6.5
Share capital		**129,950**	117,399	10.7
Reserves		**700,004**	(104,905)	767.3
Retained earnings		**1,853,883**	1,531,403	21.1
Shareholders' equity	(21)	**2,683,837**	1,543,897	73.8
Minority interests	(20)	**28,476**	19,798	43.8
Total equity		**2,712,313**	1,563,695	73.5
Total liabilities and equity		**5,750,241**	4,433,884	29.7

The accompanying notes are an integral part of these consolidated financial statements.
1) Restated due to application of IAS 32/IAS 39 and amendment to IAS 19 (see notes 20, 15 and 2, respectively)

Consolidated Income Statement[1] € in thousands

	(Note)	Year ending Dec. 31, 2005	Year ending Dec. 31, 2004[2]	Change
Net sales		**6,635,631**	5,860,008	13.2%
Cost of sales		**3,438,559**	3,046,606	12.9%
Gross profit		**3,197,072**	2,813,402	13.6%
(% of net sales)		**48.2%**	48.0%	0.2pp
Royalty and commission income		**47,207**	42,458	11.2%
Selling, general and administrative expenses	(24)	**2,425,291**	2,140,926	13.3%
(% of net sales)		**36.5%**	36.5%	0.0pp
Depreciation and amortization (excl. goodwill)	(10,12,24)	**111,526**	94,744	17.7%
Goodwill amortization	(11)	**-**	35,906	(100.0%)
Operating profit		**707,462**	584,284	21.1%
(% of net sales)		**10.7%**	10.0%	0.7pp
Financial income	(26)	**41,588**	17,951	131.0%
Financial expenses	(26)	**93,727**	76,466	22.4%
Income before taxes		**655,323**	525,769	24.6%
(% of net sales)		**9.9%**	9.0%	0.9pp
Income taxes	(27)	**220,922**	193,200	14.3%
(% of income before taxes)		**33.7%**	36.7%	(3.0pp)
Net income from continuing operations		**434,401**	332,569	30.6%
(% of net sales)		**6.5%**	5.7%	0.9pp
Income from discontinued operations, net of tax		**(43,953)**	(11,356)	287.1%
Net income		**390,448**	321,213	21.6%
(% of net sales)		**5.9%**	5.5%	0.4pp
Net income attributable to shareholders		**382,744**	314,248	21.8%
(% of net sales)		**5.8%**	5.4%	0.4pp
Net income attributable to minority interests		**7,704**	6,965	10.6%
Basic earnings per share from continuing operations (in €)	(28)	**9.13**	7.13	28.0%
Diluted earnings per share from continuing operations (in €)	(28)	**8.60**	6.77	27.1%
Basic earnings per share from continuing and discontinued operations (in €)	(28)	**8.19**	6.88	19.0%
Diluted earnings per share from continuing and discontinued operations (in €)	(28)	**7.73**	6.54	18.3%

The accompanying notes are an integral part of these consolidated financial statements.
1) Figures reflect continuing operations as a result of the divestiture of the Salomon business segment.
2) 2004 figures have been adjusted to reflect the changes in IFRS and application of IAS 32 (see notes 20 and 2, respectively).

Consolidated Statement of Cash Flows *€ in thousands*

	Year ending Dec. 31, 2005	Year ending Dec. 31, 2004
Operating activities:		
Income before taxes	**655,323**	525,769
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**128,485**	118,768
Unrealized foreign exchange (gains)/losses, net	**(60,546)**	51,618
Interest income	**(36,431)**	(13,310)
Interest expense	**73,769**	70,564
Losses on sale of property, plant and equipment, net	**2,736**	1,705
Operating profit before working capital changes	**763,336**	755,114
Increase in receivables and other current assets	**(303,485)**	(130,401)
Increase in inventories	**(141,552)**	(83,499)
Increase in accounts payable and other current liabilities	**288,540**	255,792
Cash provided by operations	**606,839**	797,006
Interest paid	**(67,583)**	(64,961)
Income taxes paid	**(159,403)**	(198,925)
Net cash provided by continuing operating activities	**379,853**	533,120
Net cash (used in)/provided by discontinued operating activities	**(27,794)**	45,075
Net cash provided by total operating activities	**352,059**	578,195
Investing activities:		
Purchase of goodwill and other intangible assets, net	**(20,574)**	(43,148)
Purchase of property, plant and equipment	**(187,510)**	(116,763)
Proceeds from the sale of property, plant and equipment	**13,741**	960
Acquisition of subsidiaries net of cash acquired	**0**	(9,809)
Disposal of discontinued operations net of cash	**449,642**	0
Decrease/(Increase) in short-term financial assets	**200,637**	(168,357)
Increase in investments and other long-term assets	**(53,124)**	(41,634)
Interest received	**36,787**	13,908
Net cash provided by/(used in) investing activities	**439,599**	(364,843)

Consolidated Statement of Cash Flows € in thousands

	Year ending Dec. 31, 2005	Year ending Dec. 31, 2004
Financing activities:		
Increase/(Decrease) in long-term borrowings	**105,658**	(367,078)
Proceeds from issue of share capital	**638,897**	0
Dividend of adidas-Salomon AG	**(59,617)**	(45,454)
Dividends to minority shareholders	**(2,590)**	(4,085)
Exercised share options	**19,690**	28,517
Other financial liabilities	**(1,849)**	(3,022)
(Decrease)/Increase in short-term borrowings	**(185,837)**	185,848
Net cash provided by/(used in) financing activities	**514,352**	(205,274)
Effect of exchange rates on cash	**22,909**	(1,584)
Increase in cash and cash equivalents	**1,328,919**	6,494
Cash and cash equivalents at beginning of year	**195,997**	189,503
Cash and cash equivalents at year-end	**1,524,916**	195,997

The accompanying notes are an integral part of these consolidated financial statements (see note 30).

Consolidated Statement of Changes in Equity € in thousands

	(Note)	Share capital	Capital reserve	Cumulative translation adjustments	Hedging reserve	Other comprehensive income	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2003		**116,362**	**128,433**	**(113,507)**	**(40,607)**		**1,265,109**	**1,355,790**	**56,579**	**1,412,369**
Reclassifications of minorities in accordance with IAS 32	(20)						(2,355)	(2,355)	(9,816)	(12,171)
Change in accounting for convertible bond according to IAS 32/IAS 39	(15)		(71,104)					(71,104)		(71,104)
Effect of change in accounting of actuarial gains/losses, net of tax	(18)					(3,378)		(3,378)		(3,378)
Restated balance at January 1, 2004		**116,362**	**57,329**	**(113,507)**	**(40,607)**	**(3,378)**	**1,262,754**	**1,278,953**	**46,763**	**1,325,716**
Net income recognized directly in equity				(19,675)	(4,974)	(7,573)		(32,222)	1,216	(31,006)
Net income							314,248	314,248	6,965	321,213
Total recognized income and expense for the period				**(19,675)**	**(4,974)**	**(7,573)**	**314,248**	**282,026**	**8,181**	**290,207**
Dividend payment							(45,454)	(45,454)	(4,085)	(49,539)
Exercised share options		1,037	27,480					28,517		28,517
Acquisition of shares from minority shareholders								–	(30,181)	(30,181)
Exclusion from consolidation								–	(880)	(880)
Reclassifications of minorities in accordance with IAS 32	(20)						(145)	(145)		(145)
Balance at December 31, 2004		**117,399**	**84,809**	**(133,182)**	**(45,581)**	**(10,951)**	**1,531,403**	**1,543,897**	**19,798**	**1,563,695**
Net income recognized directly in equity				75,422	91,668	(8,217)		158,873	3,902	162,775
Net income							382,744	382,744	7,704	390,448
Total recognized income and expense for the period				**75,422**	**91,668**	**(8,217)**	**382,744**	**541,617**	**11,606**	**553,223**
Dividend payment	(21)						(59,617)	(59,617)	(2,590)	(62,207)
Exercised share options	(32)	951	18,739					19,690		19,690
Issued share capital	(21)	11,600	627,297					638,897		638,897
Acquisition of shares from minority shareholders								–	(46)	(46)
Reclassifications of minorities in accordance with IAS 32	(20)						(647)	(647)	(292)	(939)
Balance at December 31, 2005		**129,950**	**730,845**	**(57,760)**	**46,087**	**(19,168)**	**1,853,883**	**2,683,837**	**28,476**	**2,712,313**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Recognized Income and Expense € in thousands

	(Note)	Dec. 31 2005	Dec. 31 2004
Net gain on cash flow hedges, net of tax	(23)	**95,336**	(5,522)
Net loss on net investments in foreign subsidiaries, net of tax		**(3,668)**	570
Actuarial losses of defined benefit plans, net of tax	(18)	**(8,554)**	(7,573)
Expenses recognized for share option plans, net of tax	(32)	**337**	–
Currency translation		**79,324**	(18,481)
Net income recognized directly in equity		**162,775**	(31,006)
Income after taxes		**390,448**	321,213
Total income and expense recognized in the financial statements		**553,223**	290,207
Attributable to shareholders of adidas-Salomon AG		**541,617**	282,026
Attributable to minority interests		**11,606**	8,181
Effects of changes in accounting policy			
Shareholders of adidas-Salomon AG		**–**	(3,378)
Minority interests		**–**	–

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Movements of Fixed Assets € in thousands

	Goodwill	Software, patents, trademarks and concessions	Total intangible assets	Land and buildings	Technical equipment and machinery
Acquisition cost					
December 31, 2003	**861,142**	**228,930**	**1,090,072**	**271,244**	**143,731**
Currency effect	(1,713)	(4,979)	**(6,692)**	(5,656)	(2,330)
Additions	28,694	27,643	**56,337**	11,343	10,554
Changes in companies consolidated	–	(834)	**(834)**	8,419	1,047
Transfers	–	2,543	**2,543**	7,361	8,289
Disposals	–	(14,307)	**(14,307)**	(1,850)	(8,743)
December 31, 2004	**888,124**	**238,995**	**1,127,119**	**290,861**	**152,547**
Netting goodwill amortization	(315,698)	–	**(315,698)**	–	–
Currency effect	2,590	11,619	**14,209**	14,323	5,822
Additions	–	26,527	**26,527**	17,361	12,793
Changes in companies consolidated	(138,703)	(14,278)	**(152,981)**	(41,797)	(86,188)
Transfers	–	2,157	**2,157**	22,070	6,789
Disposals	–	(7,901)	**(7,901)**	(5,306)	(8,869)
December 31, 2005	**436,312**	**257,119**	**693,432**	**297,514**	**82,894**
Accumulated depreciation/amortization					
December 31, 2003	**270,097**	**125,133**	**395,230**	**78,012**	**101,865**
Currency effect	(705)	(1,971)	**(2,676)**	(949)	(2,064)
Additions	46,352	32,864	**79,216**	15,440	16,787
Write-ups	–	–	**–**	–	–
Changes in companies consolidated	–	(584)	**(584)**	7,812	(3)
Transfers	(47)	76	**30**	(26)	440
Disposals	–	(12,834)	**(12,834)**	(1,204)	(8,316)
December 31, 2004	**315,698**	**142,684**	**458,382**	**99,085**	**108,708**
Netting goodwill amortization	(315,698)	–	**(315,698)**	–	–
Currency effect	–	4,408	**4,408**	2,740	4,704
Additions	–	34,830	**34,830**	18,380	15,119
Write-ups	–	–	**–**	–	–
Changes in companies consolidated	–	(11,329)	**(11,329)**	(18,957)	(66,605)
Transfers	–	85	**85**	1,668	(921)
Disposals	–	(4,801)	**(4,801)**	(4,324)	(7,896)
December 31, 2005	**–**	**165,878**	**165,878**	**98,591**	**53,109**
Net carrying amount					
December 31, 2003	591,045	103,797	**694,842**	193,232	41,866
December 31, 2004	572,426	96,312	**668,737**	191,777	43,839
December 31, 2005	**436,312**	**91,241**	**527,553**	**198,923**	**29,785**

Rounding differences may arise in percentages and totals.

Other equipment, furniture and fittings	Construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
305,493	**12,058**	**732,526**	**2,477**	**77,075**	**8,909**	**88,461**
(7,823)	(568)	**(16,376)**	–	(2)	(550)	**(552)**
59,988	36,283	**118,168**	–	(29)	7,258	**7,228**
3,156	–	**12,622**	–	–	–	–
11,911	(30,103)	**(2,543)**	–	–	–	–
(16,727)	(705)	**(28,025)**	(19)	(16)	(1,948)	**(1,983)**
355,998	**16,965**	**816,371**	**2,458**	**77,028**	**13,669**	**93,155**
–	–	–	–	–	–	–
23,764	1,368	**45,277**	–	–	1,153	**1,153**
80,586	76,770	**187,510**	–	–	38,933	**38,933**
(7,467)	(2,811)	**(138,262)**	(2,458)	–	(162)	**(2,620)**
20,908	(51,925)	**(2,157)**	–	–	–	–
(30,324)	(823)	**(45,321)**	–	(2)	(1,189)	**(1,191)**
443,466	**39,544**	**863,418**	–	**77,026**	**52,404**	**129,430**
208,095	–	**387,972**	–	**26**	**27**	**53**
(7,080)	–	**(10,093)**	–	–	–	–
50,975	–	**83,202**	–	–	–	–
–	–	–	–	–	(16)	**(16)**
3,588	–	**11,397**	–	–	–	–
(444)	–	**(30)**	–	–	–	–
(14,485)	–	**(24,006)**	–	(16)	–	**(16)**
240,651	–	**448,443**	–	**9**	**12**	**21**
–	–	–	–	–	–	–
16,845	–	**24,289**	–	–	1	**1**
59,471	–	**92,970**	–	–	15,320	**15,320**
–	–	–	–	–	(113)	**(113)**
(3,905)	–	**(89,467)**	–	–	(2)	**(2)**
(832)	–	**(85)**	–	–	–	–
(24,866)	–	**(37,086)**	–	–	(67)	**(67)**
287,364		**439,064**	–	**9**	**15,150**	**15,159**
97,398	12,058	**344,554**	2,477	77,049	8,882	**88,408**
115,348	16,965	**367,928**	2,458	77,018	13,657	**93,134**
156,102	**39,544**	**424,354**	–	**77,017**	**37,254**	**114,270**

Notes

adidas-Salomon AG, a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and sports lifestyle products. The Group's headquarters are located in Herzogenaurach, Germany. The adidas Group has divided its operating activities by major brands into two segments: adidas and TaylorMade-adidas Golf, as the Salomon business segment was divested in the fourth quarter of 2005.

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas.

TaylorMade develops and assembles or manufactures high-quality golf clubs, balls and accessories. adidas Golf branded products include footwear, apparel and accessories. Maxfli is specialized in golf balls and golf accessories.

1 ::: General

The accompanying consolidated financial statements of adidas-Salomon AG (in the following also the "Company") and its subsidiaries (collectively the "adidas Group" or the "Group") are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at December 31, 2005 and 2004, respectively.

As of January 1, 2005, the new and revised standards IFRS 3 (issued 2004) "Business Combinations", IAS 36 (revised 2004) "Impairment of Assets" and IAS 38 (revised 2004) "Intangible Assets" were also adopted for all goodwill arising from acquisitions before March 31, 2004. The adoption of these standards impacted the Group's financial position as goodwill is no longer amortized and instead is tested for impairment annually and additionally when there are indications of potential impairment.

Additionally, the Group adopted the revised IAS standards resulting from the Improvement Project, revised standard IAS 39, new standard IFRS 2 "Share-Based Payment", amendment to IAS 32 "Financial Instruments: Disclosure and Presentation" and the amendment to IAS 19 "Employee Benefits" (issued 2004). Due to the retrospective application of the amendment to IAS 39 and IAS 32, the liability and equity split of the convertible bond has changed. Application of the other standards had no material impact on the Group's financial position in 2005.

Due to the divestiture of the Salomon business segment in October 2005, the Group applied the new standard IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations". This standard had no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

As of January 1, 2006, the Company will adopt the amendments to IAS 39. It is believed that this standard will not have a material impact on the Company's financial position, results of operations or cash flows. All other amendments and new IFRS standards effective from January 1, 2006, are not relevant to the Group's operations. The Group is currently analyzing the potential impacts of new and revised standards that will be effective for financial years after December 31, 2006.

The consolidated financial statements are presented in euros and values are rounded to the nearest thousand or million.

Key Assumptions Concerning the Future
Estimations about the key assumptions concerning the future of the adidas Group are provided within the Outlook.

German Statutory Reporting
The Company prepares consolidated financial statements under IFRS accounting principles in accordance with § 315a of the German Commercial Code (HGB).

2 ::: Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Principles of Consolidation
The consolidated financial statements include the accounts of adidas-Salomon AG and its direct and indirect subsidiaries, which are prepared in accordance with uniform accounting principles.

A company is a subsidiary if adidas-Salomon AG directly or indirectly controls the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ending December 31, 2005 and 2004, respectively:

Number of Consolidated Companies

	2005	2004
January 1	**107**	**111**
Newly founded/consolidated companies	5	1
Divestments/exclusion from consolidation	(18)	(6)
Merged companies	–	(1)
Purchased companies	–	2
December 31	**94**	**107**

All subsidiaries have been included in the consolidated financial statements in 2005. In 2004, three subsidiaries were not included, since they had little or no active business and were insignificant to the Group's financial position, results of operations and cash flows. The shares in these companies were accounted at cost.

The first-time consolidation of the newly founded companies did not have any material impact in 2005.

A schedule of the shareholdings of adidas-Salomon AG is shown in Attachment I to these notes. A collective listing of these shareholdings in accordance with § 313 section 4 of the German Commercial Code will be filed with the Commercial Register at the Local Court in Fürth (Bavaria).

Within the scope of the first-time consolidation, all acquired assets and liabilities are entered in the balance sheet at fair value. A debit difference between the book value and the proportionate fair value of the assets and liabilities is shown as goodwill. A credit difference is recorded in the income statement.

All significant intercompany transactions and balances, and any unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Assets and liabilities of the Group's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at a rate that approximates the exchange rates at the dates of the transactions, in general the average exchange rates for the year. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate item within shareholders' equity without affecting income.

In the individual financial statements of Group companies, monetary items denominated in a non-euro currency are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

A summary of exchange rates to euro for major currencies in which the Group operates is as follows:

Exchange Rates € 1 equals

	Average rate for the year ending December 31		Spot rate at Dec. 31	
	2005	2004	**2005**	2004
USD	**1.2453**	1.2434	**1.1797**	1.3621
GBP	**0.6839**	0.6785	**0.6853**	0.7051
JPY	**136.91**	134.41	**138.90**	139.65

Derivative Financial Instruments

The Group uses derivative financial instruments, such as interest and currency options, forward contracts, as well as interest rate swaps and cross-currency interest rate swaps to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Group does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of a forecasted transaction (cash flow hedge), a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, as defined in IAS 39, are recognized in equity. Insofar as the effectiveness is not 100%, the changes in fair value are recognized in net income. Cumulated gains and losses in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement.

For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or, for example, a foreign currency borrowing, effective currency gains and losses in the derivative and all gains and losses arising on the translation of the borrowing, respectively, are recognized in equity.

The Group documents the relationship between hedging instruments and hedged items at the inception of the transaction, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Group also documents its assessment whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair value of a currency option is determined using generally accepted models to calculate option prices. The fair market value of an option is influenced not only by the remaining term of the option but also by further determining factors, such as the actual foreign exchange rate and the volatility of the underlying foreign currency base. The fair values of interest rate options on the reporting date are assessed by generally accepted models, such as the "Markov functional model".

Cash and Cash Equivalents
Cash and cash equivalents represent cash and short-term bank deposits with maturities of three months and less.

Receivables
Receivables are stated at nominal amounts net of impairment losses arising from allowances for doubtful accounts. These allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories
Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method which approximates the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Group based on the age and expected future sales of the items on hand.

Land Held-for-Sale
Land held-for-sale is measured at the lower of cost and net realizable value.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Useful lives are as follows:

Useful Lives of Property, Plant and Equipment

	Years
Buildings	10–50
Leasehold improvements	5–20
Equipment, machinery and furniture and fittings	2–10

Expenditures for maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized and depreciated separately.

Impairment
In the event that facts and circumstances indicate that the costs of long-lived assets are impaired, an evaluation of recoverability is performed. An impairment loss is recognized in the income statement if the carrying amount exceeds the recoverable amount.

Finance Leases
If under a lease agreement substantially all risks and rewards associated with an asset are transferred to the Group, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments.

Identifiable Intangible Assets
Acquired intangible assets are valued at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis with the following useful lives:

Useful Lives of Identifiable Intangible Assets

	Years
Patents, trademarks and concessions	5–10
Software	3–5

Intangible assets with indefinite lives are tested annually for impairment.

Expenditures for internally generated intangible assets are generally expensed as incurred since they do not qualify for recognition.

Goodwill
Acquired goodwill is valued at cost less accumulated impairment losses. From January 1, 2005, scheduled amortization of goodwill was ceased and goodwill is tested annually for impairment, and additionally when there are indications of potential impairment.

Goodwill is the excess of the purchase cost over the fair value of the identifiable assets and liabilities acquired. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity are treated as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation.

Goodwill has been allocated for impairment testing purposes to five cash-generating units at the end of 2005. The Group's cash-generating units are identified according to brand and region of operations in line with the internal management approach. The adidas Group has thus defined the four regions in the adidas segment (adidas Region Europe, North America, Asia and Latin America) as well as the segment TaylorMade-adidas Golf as the relevant cash-generating units.

The carrying amounts of goodwill are allocated to the cash-generating units as follows:

Allocation of Goodwill € in millions

	Dec. 31 2005	Dec. 31 2004
adidas Region Europe	**117**	117
adidas Region North America	**21**	21
adidas Region Asia	**12**	12
adidas Region Latin America	**0**	0
Salomon	**–**	138
TaylorMade-adidas Golf	**286**	284
Total goodwill	**436**	**572**

In 2005, the adidas Group determined that there is no impairment of any of its cash-generating units containing goodwill with indefinite useful lives.

The recoverable amount of a cash-generating unit is determined on the basis of the greater of net selling and value in use. These calculations use cash flow projections based on the next year's detailed financial budget and financial planning covering a five-year period in total. Cash flows beyond the five-year period are extrapolated using steady growth rates of around 2%. The growth rates do not exceed the long-term average growth rate of the business in which each cash-generating unit operates.

The discount rates are based on a weighted average cost of capital calculation considering the debt/equity structure and financing costs of the major competitors of each cash-generating unit. The discount rates used are after-tax rates and reflect specific equity and country risk of the relevant cash-generating unit. The applied discount rates for the specific cash-generating unit are between 7.5% and 8.6%.

An impairment loss for a cash-generating unit is allocated first by writing down goodwill, then prorating to other assets in the cash-generating unit. Reversal of impairments is recognized, with the exception of impairment of goodwill.

The goodwill for Salomon was sold in connection with the divestiture of the Salomon business segment.

Research and Development

Research costs are expensed as incurred. Development costs are also expensed as incurred and are not capitalized due to the short product life cycle of sporting goods.

The Group spent approximately € 63 million and € 59 million on product research and development for the years ending December 31, 2005 and 2004, respectively.

Investments

All purchases and sales of investments are recognized on the trade date. Costs of purchases include transaction costs. If the fair value of available-for-sale investments can be measured reliably, they are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement of the period in which they arise. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment.

Borrowings

Borrowings are recognized initially at the loan amounts received, net of transaction costs incurred. In subsequent periods, long-term borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

The fair value of the liability component of the convertible bond is determined using a market interest rate for a comparable straight bond; this amount is presented under long-term borrowings on an amortized cost basis until conversion or maturity of the bond. The remaining portion is included in shareholders' equity; the value of the equity component is not changed in subsequent periods.

Other Liabilities

Other liabilities are recorded at their settlement amount.

Provisions

Provisions are recognized where a present – legal or constructive – obligation has been incurred which is likely to lead to an outflow of resources which can be reasonably estimated. Non-current provisions are discounted if the effect of discounting is material.

Pensions and Similar Obligations

Provisions for pensions and similar obligations comprise the provision obligation of the Group under defined benefit and contribution plans. The obligation under defined benefit plans is determined using the projected unit credit method in accordance with IAS 19.

As of January 1, 2005, due to application of the amendment to IAS 19 "Employee Benefits" issued in December 2004, the Group recognizes actuarial gains or losses of defined benefit plans arising during the financial year immediately outside the profit and loss account in "other comprehensive income" within equity as shown in the statement of recognized income and expense. The prior year figures have been restated accordingly, however net income was not changed as it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19 in 2004.

Recognition of Revenues

Sales are recorded net of returns, discounts, allowances and sales taxes when title passes based on the terms of the sale.

Royalty and commission income is recorded based on the terms of the contracts.

Advertising and Promotional Expenditures

Production costs for media campaigns are shown under prepaid expenses until the advertising takes place for the first time, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign on a straight-line basis.

Promotional expenses, including one-time up-front payments for promotional contracts, are expensed pro rata over the term of the agreement.

Interest

Interest is recognized as an income or expense as incurred and is not capitalized.

Income Taxes

Current income taxes are computed in accordance with the rules for taxation established in the countries in which the Group operates.

The Group computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Equity Compensation Benefits

Stock options have been granted to members of the Executive Board of adidas-Salomon AG as well as to the managing directors/senior vice presidents of its affiliated companies and to further senior executives of the Group in connection with the Management Share Option Plan (MSOP) of adidas-Salomon AG. The Company has the choice to settle a possible obligation by issuing new shares or providing the equivalent cash compensation. When options are exercised and the Company decides to issue new shares, the proceeds received net of any transaction costs are credited to share capital and capital surplus. In the past, the Company has chosen to issue new shares. It is planned to maintain this choice in future.

In accordance with IFRS 2 an expense and a corresponding entry to equity for equity-settled share options and an expense and a liability for cash-settled share options is recorded.

The Group has applied IFRS 2 retrospectively and has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards. As a result, the Group has applied IFRS 2 only to equity-settled awards granted after November 7, 2002, that had not yet vested on January 1, 2005.

Minority Interests

This line item within equity comprises the shares of third parties in the equity of a number of companies included in consolidation.

In accordance with IAS 32, the fair value of minority interests in limited partnerships and companies where put options exist is shown within other liabilities.

Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires the use of assumptions and estimates that affect reported amounts and related disclosures. Although such estimates are based on Management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined in the respective note.

3 ::: Discontinued Operations

On May 2, 2005, the Group announced the planned divestiture of the Salomon business segment to Amer Sports Corporation. The transaction was formally completed on October 19, 2005, with effect from September 30, 2005. The final purchase price debt free was € 497 million. A first payment of € 460 million was received in October 2005. The remaining amount is expected to be received in the first quarter of 2006.

The Salomon business segment includes the related subsidiaries and brands Salomon, Mavic, Bonfire, Arc'Teryx and Cliché. Related subsidiaries are Salomon S.A. (France) and its direct shareholdings Salomon Österreich GmbH (Austria), Salomon Österreich GmbH Station Sölden OHG (Austria), Salomon Schweiz A.G. (Switzerland), Cliché S.A.S. (France), Salomon Italia S.p.A. (Italy), Salomon San Giorgio S.p.A. (Italy), Salomon Norge A/S (Norway), Salomon Nordic AB (Sweden), Salomon Sport Finland Oy (Finland), Salomon Romania Srl (Romania) and Salomon Canada Sports Ltd. (Canada), as well as Arc'Teryx Equipment, Inc. (Canada), Salomon Denmark ApS (Denmark), Mavic Inc. (USA), Salomon North America, Inc. (USA) and Bonfire Snowboarding, Inc. (USA).

Analysis of the Result of Discontinued Operations € in millions

	Dec. 31 2005	Dec. 31 2004
Net sales	**360**	618
Expenses	**382**	626
Income from discontinued operations before taxes	**(22)**	**(8)**
Income taxes	**(2)**	3
Income from discontinued operations after taxes	**(20)**	**(11)**
Gain/(loss) recognized on the measurement to fair value less cost to sell	**(14)**	–
Income taxes	**10**	–
Gain/(loss) recognized on the measurement to fair value less cost to sell, net of tax	**(24)**	**–**
Income from discontinued operations, net of tax	**(44)**	**(11)**
Basic earnings per share from discontinued operations (€)	**(0.94)**	(0.25)
Diluted earnings per share from discontinued operations (€)	**(0.86)**	(0.23)

4 ::: Acquisition/Disposal of Subsidiaries

In 2005, the adidas Group acquired no subsidiaries. In June 2005, the Group assumed full ownership of Taylor Made Golf Co., Ltd. (formerly Salomon & Taylor Made Co., Ltd.), Tokyo (Japan), as the remaining shares (0.13%) were cancelled.

Effective March 26, 2004, the Group assumed full ownership of its subsidiary in Turkey, adidas Spor Malzemeleri Satis ve Pazarlama A.S., Istanbul, by purchasing the remaining 49% of shares from Esem Spor Giyim Sanayi ve Ticaret A.S., a listed Turkish trading company, for an amount of € 10 million.

In 2004, in the course of a tender offer for all remaining outstanding common shares of Taylor Made Golf Co., Ltd. (formerly Salomon & Taylor Made Co., Ltd.), Tokyo (Japan), the Group purchased 3,127,361 shares for an amount of € 29 million. This increased the Group's ownership in Taylor Made Golf Co., Ltd. to 99.3% of common stock from 79.2% prior to the offer. Settlement for tenders received took place on May 20, 2004. In the course of the second half of 2004, ownership increased to 99.87% for an amount of € 1 million. The additional contribution to the Group's net income for the period from May to December 2004 was € 2.5 million.

Additionally, the adidas Group assumed control of Valley Apparel Company (renamed to adidas Team Inc.), Cedar Rapids, Iowa (USA), its long-standing licensee for adidas products, by acquiring 100% of the shares for an amount of € 5 million, effective June 4, 2004. Valley Apparel is a producer and distributor of collegiate and professional league apparel and accessories. The subsidiary contributed net losses of € 0.3 million to the Group for the period from June to December 2004.

Effective June 30, 2004, the adidas Group assumed full ownership of its former warehouse service provider in the Netherlands, Maersk Ewals Logistics B.V. (renamed to adidas Logistics Services B.V.), Moerdijk, for an amount of € 5 million. The subsidiary contributed net losses of € 0 million to the Group for the period from July to December 2004.

The adidas Group assumed full ownership of its subsidiary in Malaysia, adidas Malaysia Sdn. Bhd., Kuala Lumpur, by purchasing the remaining 40% of shares effective October 4, 2004, for an amount of € 3 million. The additional net income for the Group for the period from October to December 2004 was € 0 million.

Effective December 31, 2004, adidas-Salomon AG sold the remaining 51% of shares of erima Sportbekleidungs GmbH, Pfullingen (Germany), for an amount of € 0.4 million considering dividends received for the full year.

If all acquisitions after March 30, 2004 had occurred on January 1, 2004, total Group net sales would have been € 6.484 billion and net income would have been unchanged for the year ending December 31, 2004.

Notes to the Consolidated Balance Sheet

5 ::: Cash and Cash Equivalents
Cash and cash equivalents consist of cash at banks and on hand as well as short-term bank deposits.

The increase in cash and cash equivalents is mainly attributable to increased short-term bank deposits in the fourth quarter to finance the acquisition of Reebok International Ltd.

6 ::: Short-Term Financial Assets
Short-term financial assets are classified "at fair value through profit or loss". They comprise investment funds as well as marketable equity securities.

Due to the acquisition of Reebok International Ltd. in 2006, the Company decided to dissolve its assets in investment funds during the third and fourth quarter of 2005. This led to a decrease in investments to € 61 million at the end of 2005 from € 259 million at the end of 2004. The remaining investments, which are held in the categories total/absolute return funds and funds of hedge funds, were disposed of gradually in early 2006.

The majority of marketable securities relates to commercial paper and certificates of deposit.

7 ::: Accounts Receivable
Accounts receivable are as follows:

Accounts Receivable € in thousands

	Dec. 31 2005	Dec. 31 2004
Accounts receivable, gross	**1,045,541**	1,137,801
Less: allowance for doubtful accounts	**80,727**	91,479
Accounts receivable, net	**964,814**	**1,046,322**

8 ::: Inventories
Inventories by major classification are as follows:

Inventories € in thousands

	Dec. 31 2005	Dec. 31 2004
Finished goods and merchandise on hand	**870,430**	838,794
Goods in transit and advance payments	**365,210**	304,038
Raw materials	**34,176**	61,842
Work in progress	**11,211**	7,983
Inventories, gross	**1,281,027**	**1,212,657**
Less: allowance for obsolescence	**51,024**	57,283
Inventories, net	**1,230,003**	**1,155,374**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas. The allowance for obsolescence mainly relates to inventories on hand amounting to € 250 million and € 235 million as at December 31, 2005 and 2004, respectively (see also note 2).

9 ::: Other Current Assets
Other current assets consist of the following:

Other Current Assets € in thousands

	Dec. 31 2005	Dec. 31 2004
Prepaid expenses	**177,704**	129,093
Taxes receivable	**110,783**	127,008
Interest rate options	**1,624**	5,172
Currency options	**68,641**	7,264
Forward contracts	**23,516**	4,457
Security deposits	**20,258**	15,371
Receivables from non-consolidated affiliated companies	–	349
Land held-for-sale	**40,067**	28,822
Sundry	**145,450**	66,050
Other current assets, gross	**588,043**	**383,586**
Less: allowance	**2,106**	5,283
Other current assets, net	**585,937**	**378,303**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Information regarding forward contracts as well as currency and interest options is also included in these notes (see note 23).

Land held-for-sale relates to parts of land of the former "Herzo Base" in Herzogenaurach. This land, owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG, was bought (through acquisition of 90% of the shares) in 1998.

One part of the land is in use for the development of the adidas Group's international headquarters "World of Sports", and is included under property, plant and equipment. The remaining part, not needed by the adidas Group, has a size of 73 hectares and is to be sold. According to the "Urban Design Contract", signed with the town of Herzogenaurach in December 2001, this land is to be split into a housing area (27 hectares), an industrial area (19 hectares), a public area (24 hectares) and other areas (3 hectares). Furthermore, GEV has to undertake specified opening and development measures as well as to transfer a small piece of land to the town of Herzogenaurach at predetermined conditions.

The fair value of this investment property cannot be determined reliably at the current time, as the land is not yet fully developed and a binding development plan and building permits only partially exist. However, the Group estimates that the fair value of the land could be a mid-double-digit million euro amount.

To secure an appropriate market value, the Group continued in 2005 to pursue the development and commercialization under the control of GEV as decided in 2002. In 2005, GEV sold several pieces of land in the housing area. The development and sale of the complete area is expected to occur within the next 15 years.

Land held-for-sale includes the acquisition costs of the land as well as capitalized expenses, which occurred in connection with the development of the land to be sold. Development of the acquisition costs is as follows:

Land Held-For-Sale € in thousands

	2005
January 1	**28,822**
Additions	14,407
Disposals	3,162
Balance at December 31	**40,067**

As at December 31, 2005, the position "Sundry" included the remaining payment of € 65 million related to the Salomon divestiture.

10 ::: Property, Plant and Equipment

Property, plant and equipment consist of the following:

Property, Plant and Equipment € in thousands

	Dec. 31 2005	Dec. 31 2004
Land and buildings	**297,514**	290,861
Technical equipment and machinery	**82,894**	152,547
Other equipment, furniture and fittings	**443,466**	355,998
	823,874	**799,406**
Less: accumulated depreciation	**439,064**	448,443
	384,810	**350,963**
Construction in progress, net	**39,544**	16,965
Property, plant and equipment, net	**424,354**	**367,928**

Depreciation expenses (continuing operations) were € 80 million and € 66 million for the years ending December 31, 2005 and 2004, respectively (see also note 24).

11 ::: Goodwill

Goodwill primarily relates to the Group's acquisitions of subsidiaries in the United States, Australia/New Zealand, Netherlands/Belgium and Italy.

Goodwill € in thousands

	Dec. 31 2005	Dec. 31 2004
Goodwill, gross	**436,312**	888,124
Less: accumulated amortization	**–**	315,698
Goodwill, net	**436,312**	**572,426**

At the beginning of 2005, the carrying amount of the accumulated amortization as at December 31, 2004, was offset against the gross value.

The decrease in goodwill relates to the divestiture of the Salomon business segment.

Net Assets and Goodwill Acquired after March 30, 2004 € in millions

	2005	2004
Purchase price	–	43
Book value of net assets acquired	–	26
Adjustments to fair value of net assets acquired	–	(6)
Capitalization of intangible assets	–	0
Goodwill	–	**23**

From January 1, 2005, scheduled amortization of goodwill was ceased and goodwill is tested annually for impairment. There was no impairment expense for the years ending December 31, 2005 and 2004. Goodwill amortization expense (continuing operations) was € 36 million for the year ending December 31, 2004.

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

12 ::: Other Intangible Assets

Other intangible assets consist of the following:

Other Intangible Assets € in thousands

	Dec. 31 2005	Dec. 31 2004
Software, patents, trademarks and concessions, gross	257,119	238,995
Less: accumulated amortization	165,878	142,683
Other intangible assets, net	**91,241**	**96,312**

Intangible asset amortization expenses (continuing operations) were € 34 million and € 31 million for the years ending December 31, 2005 and 2004, respectively (see also note 24).

13 ::: Long-Term Financial Assets

Long-term financial assets include a 10% participation in FC Bayern München AG of € 77 million which was concluded in July 2002. This participation is recorded at cost including transaction costs, as this equity security does not have a quoted market price in an active market and other methods of reasonably estimating fair value as at December 31, 2005 and 2004 were inappropriate or unworkable. Additionally, financial assets comprise shares in unconsolidated affiliated companies of € 2 million at December 31, 2004.

Long-term financial assets further include investments which are mainly related to a deferred compensation plan (see note 18). These are mainly invested in insurance products and are measured at fair value.

14 ::: Other Non-Current Assets

Other non-current assets consist of the following:

Other Non-Current Assets € in thousands

	Dec. 31 2005	Dec. 31 2004
Prepaid expenses	88,801	84,225
Interest rate options	7,078	4,873
Currency options	6,578	1,889
Forward contracts	337	2,085
Security deposits	15,972	5,688
Sundry	3,468	3,839
Other non-current assets	**122,234**	**102,599**

Prepaid expenses mainly include prepayments for long-term promotional contracts and service contracts (see also notes 31 and 22).

15 ::: Borrowings and Credit Lines

In response to the increased financial needs due to the acquisition of Reebok International Ltd., the Group adjusted its financing policy. In 2005, the German Commercial Paper Program was increased by € 1.25 billion to € 2.0 billion. Additionally, the international medium-term syndicated loan was increased to € 2.0 billion from € 750 million, with extended maturities. Furthermore, the number of banks participating in the Commercial Paper Program as well as the syndicated loan was extended. Additionally, in January 2006, the Group issued a US private placement with a transaction volume of US $ 1.0 billion. Bilateral credit lines in an amount of approximately € 2 billion as well as the € 400 million convertible bond issued by adidas-Salomon International Finance B.V. in 2003 are supplementing the advanced diversification of the Group's financing structure.

With settlement on October 8, 2003, adidas-Salomon issued a € 400 million convertible bond through its wholly-owned Dutch subsidiary, adidas-Salomon International Finance B.V., guaranteed by adidas-Salomon AG. The bond was issued in tranches of € 50,000 each with a maturity up to 15 years. The bond is, at the option of the respective holder, subject to certain conditions, convertible from and including November 18, 2003, up to and including September 20, 2018, into ordinary no-par-value bearer shares of adidas-Salomon AG at the conversion price of € 102.00 which was fixed upon issue. The coupon of the bond is 2.5% and is payable annually in arrears on October 8 of each year, commencing on October 8, 2004. The bond is convertible into approximately four million no-par-value shares.

The convertible bond is not callable by the issuer until October 2009 and callable thereafter, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015, unconditionally thereafter. Investors have the right to put the bond in October 2009, October 2012 and October 2015.

The fair values of the liability component and the equity conversion component were determined on the issuance of the bond. The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate of approximately 4.6% for an equivalent straight bond without conversion rights. Due to the retrospective application of the amendment to IAS 39 and IAS 32, the liability and equity split of the convertible bond has changed. As a result, the liability component as at the date of issuance increased by € 71.1 million with an equivalent decrease in equity. The amount of the equity component, which is included in equity in the capital reserve, amounts to € 44.1 million (less transaction costs of € 0.9 million).

In subsequent periods, the liability component is valued on the amortized cost basis.

The adidas-Salomon AG share traded above 110% (€ 112.20) of the conversion price of € 102 on more than 20 trading days within the last 30 trading days in the fourth quarter of 2004. Consequently, bond holders have the right to convert their convertible bonds into equity, beginning January 1, 2005. An early redemption or conversion of the convertible bond is not expected.

Gross borrowings declined by € 85 million in 2005 compared to € 176 million in 2004.

Borrowings are denominated in a variety of currencies in which the Group conducts its business. The largest portions of effective gross borrowings (before liquidity swaps for cash management purposes) as at December 31, 2005 are denominated in euros (76%; 2004: 68%) and US dollars (16%; 2004: 24%).

Month-end weighted average interest rates on borrowings in all currencies ranged from 3.7% to 4.2% in 2005 and from 3.0% to 3.8% in 2004.

As at December 31, 2005, the Group had cash credit lines and other long-term financing arrangements totaling € 5.1 billion (2004: € 3.1 billion); thereof unused credit lines accounted for € 4.1 billion (2004: € 2.0 billion). In addition, the Group had separate lines for the issuance of letters of credit in an amount of approximately € 0.4 billion (2004: € 0.3 billion).

The Group's outstanding financings are unsecured.

The private placement and convertible bond documentations each contain a negative-pledge clause. Additionally, the private placement documentation contains minimum equity covenants. As at December 31, 2005, actual shareholders' equity was well above the amount of the minimum equity covenant.

The amounts disclosed as borrowings represent outstanding borrowings under the following arrangements with aggregated expiration dates as follows:

Gross Borrowings as at December 31, 2005 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	0	0	102	0	**102**
Private placements	31	294	65	177	**567**
Convertible bond	0	0	366	0	**366**
Total	**31**	**294**	**533**	**177**	**1,035**

Gross Borrowings as at December 31, 2004 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	168	4	0	0	**172**
Private placements	18	141	239	194	**592**
Convertible bond	0	0	356	0	**356**
Total	**186**	**145**	**595**	**194**	**1,120**

As all short-term borrowings were backed by long-term arrangements in 2005, the Group has returned to reporting them as long-term borrowings. At the end of 2004, gross borrowings in the amount of € 186 million were reported as short-term borrowings.

The borrowings relating to the outstanding convertible bond changed in value, reflecting the accruing interest on the debt component in accordance with IFRS requirements.

16 ::: Accrued Liabilities and Provisions

Accrued liabilities and provisions consist of the following:

Accrued Liabilities and Provisions € in millions

	Dec. 31 2004	Currency translation differences	Usage	Release	Changes in companies consolidated	Addition	**Dec. 31 2005**
Goods and services not yet invoiced	150	9	77	16	(21)	141	**186**
Marketing	107	4	66	14	(3)	88	**116**
Payroll, commissions and employee benefits	120	7	73	11	(13)	107	**137**
Returns, allowances, warranty	39	4	19	4	(7)	31	**44**
Restructuring	45	0	13	5	(23)	13	**17**
Taxes, other than income taxes	7	1	4	0	0	8	**12**
Other	90	4	16	10	(1)	55	**122**
Accrued liabilities and provisions	**558**	**29**	**268**	**60**	**(68)**	**443**	**634**

Marketing provisions mainly consist of provisions for distribution, such as discounts, rebates and sales commissions, as well as promotion.

The usage of the restructuring provision was mainly related to warehouses and production restructuring initiatives within Europe.

The balance of the restructuring provision as at December 31, 2004 mainly represents production restructuring initiatives and indemnities.

Other accrued liabilities and provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

17 ::: Other Current Liabilities

Other current liabilities consist of the following:

Other Current Liabilities € in thousands

	Dec. 31 2005	Dec. 31 2004[1]
Liabilities due to personnel	**12,505**	14,384
Tax liabilities other than income taxes	**45,904**	35,798
Liabilities due to social security	**10,109**	19,258
Interest rate options	**2,399**	0
Currency options	**13,932**	17,637
Forward contracts	**9,113**	24,062
Liabilities due to non-consolidated affiliated companies	**–**	81
Deferred income	**17,314**	10,829
Sundry	**78,631**	73,835
Other current liabilities	**189,906**	**195,884**

1) Restated due to application of IAS 32 (see note 20).

Information regarding forward contracts as well as currency and interest rate options is also included in these notes (see note 23).

18 ::: Pensions and Similar Obligations

The Group has obligations from defined contribution and defined benefit pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

Pensions and Similar Obligations € in thousands

	Dec. 31 2005	Dec. 31 2004[1]
Defined benefit plans	**131,114**	118,094
Thereof:		
adidas-Salomon AG	**122,705**	99,672
Similar obligations	**16,811**	10,582
Pensions and similar obligations	**147,925**	**128,676**

1) Restated due to application of amendment to IAS 19.

Similar obligations include mainly long-term liabilities under a deferred compensation plan. The funds withheld are invested by the Group on behalf of the employees in certain securities, which are presented under long-term financial assets (see note 13). Once the Company has paid the contributions due, it is not obliged to provide any further benefits The total expense for defined contribution plans amounted to € 14 million in 2005 (2004: € 20 million). All other pension plans are unfunded defined benefit plans.

Defined Benefit Plans

Actuarial Assumptions

	Dec. 31 2005	Dec. 31 2004
Discount rate	**4.0%**	4.75%
Salary increases	**3.0%**	1.5%
Pension increases	**1.5%**	1.5%

The actuarial valuations of the defined benefit plans are made at the end of each reporting period. The assumptions for employee turnover and mortality are based on empirical data, the latter on the 2005 version of the mortality tables of Dr. Heubeck (2004: 1998 version). The actuarial assumptions for other countries are not materially different.

As of January 1, 2005, due to application of the amendment to IAS 19 "Employee Benefits" issued in December 2004, the Group recognizes actuarial gains or losses of defined benefit plans arising during the financial year immediately outside the profit and loss account in the statement of recognized income and earnings (SoRIE). Prior year figures have been adjusted accordingly, due to this change in accounting policy. However, net income was not changed as it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19 in 2004. The actuarial loss recognized in the statement of recognized income and earnings for 2005 was € 15 million (2004: € 12 million) The cumulative actuarial losses recognized in the SoRIE amount to € 31 million (2004: € 17 million).

Pension Expenses € in thousands

	Year ending December 31 2005	2004
Current service cost	**8,741**	8,624
Interest cost	**4,819**	5,088
Pension expenses	**13,560**	**13,712**

Of the total pension expenses, an amount of € 11 million (2004: € 10 million) was related to employees in Germany. Expected contributions to post-employment benefit plans for employees living in Germany for the year ending December 31, 2006, are expected to amount to € 7 million. The pension expense is recorded within the operating expenses whereas the production-related part thereof is recognized within the cost of sales.

Defined Benefit Obligation € in thousands

Provision as at December 31, 2004	**100,739**
Actuarial loss before 2005	17,355
Defined benefit obligation as at January 1, 2005	**118,094**
Disposal of discontinued operations	(10,742)
Currency translation differences	453
Pension expenses	13,560
Pensions paid	(4,985)
Actuarial loss in 2005	14,734
Defined benefit obligation as at December 31, 2005	**131,114**

Experience Adjustments on Plan Liabilities € in thousands

	Dec. 31 2005	Dec. 31 2004
Present value of defined benefit obligation	**131,114**	118,094
Less: plan assets	**–**	–
Deficit in the plan	**131,114**	**118,094**
Experience adjustments on plan liabilities	**1,390**	**–**

The calculations of the recognized assets and liabilities from defined benefit plans are based upon statistical and actuarial calculations. In particular, the present value of the defined benefit obligation is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities and assumptions on future increases in salaries and benefits. Furthermore, the Group's independent actuaries use statistically based assumptions covering areas such as future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and other changes in the factors being assessed. These differences could impact the assets or liabilities recognized in the balance sheet in future periods.

19 ::: Other Non-Current Liabilities

Other non-current liabilities consist mainly of obligations under finance leases of € 8 million and € 13 million (see note 22) and negative fair values of long-term interest rate options of € 9 million and € 15 million as at December 31, 2005 and 2004, respectively.

Liabilities falling due after more than five years totaled € 8 million and € 6 million as at December 31, 2005 and 2004, respectively.

20 ::: Minority Interests

Minority interests are attributable to four and five subsidiaries as at December 31, 2005 and 2004 respectively (see Shareholdings/Attachment I to these notes).

These subsidiaries were mainly set up together with former independent distributors and licensees for the adidas brand.

In accordance with IAS 32, minority interests are no longer reported within the minority interests for GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG (Germany) as the company is a limited partnership or for adidas Hellas A.E. (Greece) and adidas Suomi Oy (Finland) as these minorities hold put options. The fair value of these minorities is shown within other liabilities. The difference between the fair value and the minority interests has to be shown as goodwill less accumulated amortization. The result for these minorities is now reported within the financial expenses. The prior year figures have been restated accordingly.

21 ::: Shareholders' Equity

On December 31, 2004, the nominal capital of adidas-Salomon AG amounted to € 117,399,040 and was divided into 45,859,000 no-par-value bearer shares.

During 2005, the nominal capital was increased to a total of € 118,350,092.80, divided into 46,230,505 no-par-value bearer shares as a result of the exercise of a total of 371,505 stock options and the issuance of 371,505 no-par-value bearer shares associated with the various exercise periods of the Management Share Option Plan (MSOP). Capital reserves thus increased by € 18,738,977.55 in 2005.

The details of the increase of the nominal capital are as follows:

Increase in Nominal Capital

Date of Capital Increase	Total Amount of Exercised Stock Options and Issued Shares	Exercise Periods of MSOP Tranches
January 5, 2005	81,050	8th exercise period of Tranche II (2000) 5th exercise period of Tranche III (2001) 2nd exercise period of Tranche IV (2002)
June 30, 2005	83,605	9th exercise period of Tranche II (2000) 6th exercise period of Tranche III (2001) 3rd exercise period of Tranche IV (2002)
October 4, 2005	206,850	12th exercise period of Tranche I (1999) 10th exercise period of Tranche II (2000) 7th exercise period of Tranche III (2001) 4th exercise period of Tranche IV (2002) 1st exercise period of Tranche V (2003)

On November 4, 2005, the Executive Board made use of its authorization under § 4 section 2 of the Company's Articles of Association to increase the nominal capital, subject to Supervisory Board approval, by € 11,600,000 through the issuance of 4,531,250 no-par-value bearer shares and to exclude shareholders' subscription rights. On December 31, 2005, the nominal capital of adidas-Salomon AG amounted to € 129,950,092.80 and was divided into 50,761,755 no-par-value bearer shares. Capital reserves thus increased by € 636,368,750 in 2005. The transaction costs accounted for as a deduction from capital reserves in 2005 amounted to € 9,071,562.50.

In January 2006, the nominal capital of adidas-Salomon AG was increased by a further € 141,568 as a result of the exercise of 55,300 stock options and the issuance of 55,300 no-par-value bearer shares associated with the thirteenth exercise period of Tranche I (1999), the eleventh exercise period of Tranche II (2000), the eighth exercise period of Tranche III (2001), the fifth exercise period of Tranche IV (2002) and the second exercise period of Tranche V (2003) of the Management Share Option Plan. On February 17, 2006, the nominal capital of adidas-Salomon AG therefore amounted to € 130,091,660.80 and is divided into 50,817,055 no-par-value bearer shares. Capital reserves thus increased by € 2,830,920 in 2006.

Authorized Capital
The Executive Board of adidas-Salomon AG has made use of its authorization granted pursuant to § 4 section 2 of the Company's Articles of Association, to increase the nominal capital of the Company, subject to Supervisory Board approval, by up to € 11,600,000 through the issuance of 4,531,250 no-par-value bearer shares, and, on November 4, 2005, decided to increase the nominal capital by € 11,600,000 and to issue 4,531,250 no-par-value bearer shares. With Supervisory Board approval, shareholders' subscription rights were excluded. The corresponding amendment of the Articles of Association (cancellation of § 4 section 2, and the corresponding renumbering of the following sections) was entered into the Commercial Register on November 4, 2005. As at December 31, 2005, the authorized capital of the Company is set out in § 4 section 2 (formerly section 3) and 3 (formerly section 4) of the Articles of Association, pursuant to which the Executive Board shall be entitled, subject to Supervisory Board approval, to increase the nominal capital

until June 19, 2010

::: by issuing new shares against contributions in cash once or several times by no more than a maximum of € 41,000,000 and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (Authorized Capital I);

and until June 19, 2008

::: by issuing new shares against contributions in cash or in kind once or several times by no more than a maximum of € 4,000,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (Authorized Capital III).

Contingent Capital
As set out in § 4 section 4 (formerly section 5) of the Company's Articles of Association, in the version dated February 7, 2006, the nominal capital was conditionally increased by up to € 1,102,291.20 through the issuance of not more than 430,582 no-par-value bearer shares (Contingent Capital 1999) for the purpose of granting stock options in connection with the Management Share Option Plan to members of the Executive Board of adidas-Salomon AG as well as to managing directors/senior vice presidents of its affiliated companies and to other executives of adidas-Salomon AG and of its affiliated companies.

As a result of the exercise of 371,505 stock options and the issuance of 371,505 no-par-value bearer shares during 2005 associated with three exercise periods each of Tranche I (1999), Tranche II (2000), Tranche III (2001) and Tranche IV (2002) and with one exercise period of Tranche V (2003) of the Management Share Option Plan, the nominal amount of Contingent Capital 1999 at the balance sheet date amounted to € 1,243,859.20, divided into 485,882 no-par-value shares.

In January 2006, the nominal amount of Contingent Capital 1999 was reduced to € 1,102,291.20, divided into 430,582 no-par-value bearer shares, as a result of the exercise of 55,300 stock options and the issuance of 55,300 no-par-value bearer shares associated with the thirteenth exercise period of Tranche I (1999), the eleventh exercise period of Tranche II (2000), the eighth exercise period of Tranche III (2001), the fifth exercise period of Tranche IV (2002) as well as the second exercise period of Tranche V (2003) of the Management Share Option Plan. On February 18, 2006, the nominal amount of Contingent Capital 1999 amounted to € 1,102,291.20, divided into 430,582 no-par-value bearer shares.

The entry of the respective change to the Articles of Association with the Commercial Register was made in January 2006.

In accordance with § 4 section 5 (formerly section 6) of the Company's Articles of Association, the nominal capital is conditionally increased by up to a further € 23,040,000, divided into not more than 9,000,000 no-par-value bearer shares (Contingent Capital 2003). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a wholly-owned direct or indirect subsidiary of the Company pursuant to the authorization of the Executive Board on the basis of the shareholder resolution dated May 8, 2003, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board has concluded following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized financial calculation methods. This authorization to suspend the subscription rights applies, however, only with respect to the bonds with warrants and/or convertible bonds with subscription or conversion rights to the shares having a pro rata amount of the registered share capital totaling a maximum of € 11,600,000.

The nominal value of Contingent Capital 2003 as at the balance sheet date amounted to € 23,040,000, as a conversion of the bonds had not yet been implemented by that date. On February 17, 2006, the nominal value of Contingent Capital 2003 still amounted to € 23,040,000, as the bondholders entitled to convert have not made use of their right to conversion of their bonds into shares.

In principle, the conversion right may be exercised during the period commencing on January 1, 2005 and ending on September 20, 2018, subject to the expiration of the conversion right according to § 6 section 3 or subject to the excluded period specified in § 6 section 4 of the Terms and Conditions of the Convertible Bond.

In accordance with § 4 section 6 (formerly section 7) of the Articles of Association, the Company's nominal capital is conditionally increased by up to a further € 9,100,000, divided into not more than 3,554,687 no-par-value bearer shares (Contingent Capital 2004). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a Group subsidiary pursuant to the authorization of the Executive Board on the basis of the shareholder resolution dated May 13, 2004, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the bonds with warrants and/or convertible bonds are issued at a price which is not significantly below the market value of these bonds. The limit for subscription right exclusions of 10% of the registered stock capital according to § 186 section 3 sentence 4 together with § 221 section 4 sentence 2 of the German Stock Corporation Act has been observed.

Acquisition of Own Shares
By resolution of the Annual General Meeting held on May 4, 2005, the shareholders of adidas-Salomon AG authorized the Company to acquire own shares in an aggregate amount of up to 10% of the nominal capital for any permissible purpose until November 3, 2006. The report of the Executive Board stated in particular the following purposes for such acquisition:

::: subject to Supervisory Board approval, for the resale of shares via the stock exchange or via a tender offer to all shareholders against cash at a price not significantly below the stock market price of the shares with the same features;

::: subject to Supervisory Board approval, for the purpose of acquiring companies, parts of companies or participations in companies;

::: subject to Supervisory Board approval, as consideration for the acquisition of industrial property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties or for the acquisition of licenses relating to such rights;

::: to meet subscription or conversion rights or conversion obligations arising from bonds with warrants and/or convertible bonds issued by the Company or any direct or indirect subsidiary of the Company;

::: to meet the Company's obligations arising from the Management Share Option Plan 1999 (MSOP);

::: subject to Supervisory Board approval, to withdraw the shares from the market. It is not necessary to obtain any further shareholders' approval.

It is stipulated that the acquisition of companies or participations, industrial rights or licenses may also be made via subsidiaries.

Furthermore, the Supervisory Board is authorized to assign reacquired own shares to Executive Board members as compensation by way of a stock bonus subject to the proviso that resale shall only be permitted following a retention period of at least two years from the date of assignment.

Information pursuant to § 21 German Securities Trading Act (WpHG)
On December 20, 2005, Barclays PLC, London, Great Britain, in accordance with § 21 section 1 of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) notified the Company in its own name as well as on behalf of its subsidiary Barclays Bank PLC that on November 16, 2005, the participation of Barclays PLC fell below the threshold of 5% and amounted to 4.97%.

Distributable Profits and Dividends
Distributable profits to shareholders are determined by reference to the retained earnings of adidas-Salomon AG and calculated under German Commercial Law.

The Executive Board of adidas-Salomon AG recommends a dividend of € 1.30 for 2005, subject to Annual General Meeting approval. The dividend for 2004 was also € 1.30 per share.

Currently, 50,761,755 no-par-value shares carry dividend rights. It is proposed accordingly that retained earnings of adidas-Salomon AG as at December 31, 2005 be appropriated as follows:

Appropriation of Retained Earnings of adidas-Salomon AG € in thousands

Retained earnings of adidas-Salomon AG as at December 31, 2005	66,531
Less: dividend of € 1.30 per share	65,990
Retained earnings carried forward	**541**

Due to the possibility to buy back shares, the amount to be distributed to shareholders may change, as a result of the change in the number of shares carrying dividend rights, prior to the Annual General Meeting.

22 ::: Leasing and Service Arrangements

Operating Leases

The Group leases offices, retail stores, warehouses and equipment under leases with expiration dates of between one and seventeen years. Rent expenses are recognized on a straight-line basis over the lease term. Rent expenses (continuing operations) aggregated to € 171 million and € 128 million for the years ending December 31, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Minimum Lease Payments for Operating Leases € in millions

	Dec. 31 2005	Dec. 31 2004
Within 1 year	**117**	94
Between 1 and 5 years	**243**	219
After 5 years	**202**	184
Total	**562**	**497**

Finance Leases

The Group also leases several premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 12 million and € 16 million is included in property, plant and equipment as at December 31, 2005 and 2004, respectively. Interest expenses were € 1 million (2004: € 1 million) and depreciation expenses were € 3 million (2004: € 3 million) for the year ending December 31, 2005.

The minimum lease payments under these contracts over their remaining terms which extend up to 2016 and their net present values are as follows:

Minimum Lease Payments for Finance Leases € in thousands

	Dec. 31 2005	Dec. 31 2004
Lease payments falling due:		
Within 1 year	**2,999**	4,316
Between 1 and 5 years	**7,432**	12,910
After 5 years	**1,991**	2,393
Total lease payments	**12,422**	**19,619**
Less: estimated amount representing interest	**1,569**	2,929
Obligation under finance leases	**10,853**	**16,690**
Thereof:		
current	**2,575**	3,319
non-current	**8,278**	13,371

The non-current portion of the obligation under finance leases includes amounts with terms of more than five years of € 1 million and € 2 million as at December 31, 2005 and 2004, respectively.

Service Arrangements

The Group has outsourced certain logistics and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

Financial Commitments for Service Arrangements € in millions

	Dec. 31 2005	Dec. 31 2004
Within 1 year	**38**	33
Between 1 and 5 years	**18**	17
After 5 years	**0**	0
Total	**56**	**50**

23 ::: Financial Instruments

Management of Foreign Exchange Risk

The Group is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing invoiced in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies. It is the Group's policy to hedge identified currency risks arising from forecasted transactions when it becomes exposed. In addition, the Group hedges balance sheet risks selectively.

Risk management is conducted by using natural hedges and arranging forward contracts, currency options and currency swaps. It is Group policy to have a high share of hedging instruments, such as currency options or option combinations, which provide protection and, at the same time, retain the potential to benefit from future favorable exchange rate developments in the financial markets. In 2005, the Group contracted currency options with premiums paid in a total amount of € 27 million (2004: € 22 million), of which € 11 million were paid for hedges relating to the acquisition of Reebok International Ltd. (2004: € 0 million). The change in the intrinsic value of currency options is recorded in other comprehensive income in the consolidated statement of recognized income and expense and posted into the profit and loss statement at the same time as the underlying transaction is recorded; a total amount of € 19 million impacted net income in 2005 (2004: € 17 million). Paid option premiums (as part of the total capitalized fair value) in an amount of € 31 million and € 25 million were deferred as at December 31, 2005 and 2004, respectively.

The total net amount of US dollar purchases against other currencies was US $ 1.8 billion and US $ 1.7 billion in the years ending December 31, 2005 and 2004, respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, are summarized in the following table:

Notional Amounts of All Currency Hedging Instruments € in millions

	Dec. 31 2005	Dec. 31 2004
Forward contracts	**1,048**	871
Currency options	**2,049**	848
Total	**3,097**	**1,719**

The comparatively high amount of forward contracts is primarily due to currency swaps for liquidity management purposes and hedging transactions, in which the US dollar is not involved.

Of the total amount of outstanding hedges, the following contracts related to coverage of the biggest single exposure, the US dollar:

Notional Amounts of US Dollar Hedging Instruments € in millions

	Dec. 31 2005	Dec. 31 2004
Forward contracts	**436**	326
Currency options	**1,975**	657
Total	**2,411**	**983**

Of the notional amounts of the outstanding currency options, € 1,161 million related to hedges for the acquisition of Reebok International Ltd.

The fair value of all outstanding currency hedging instruments is as follows:

Fair Value € in millions

	Dec. 31 2005	Dec. 31 2004
Forward contracts	**15**	(16)
Currency options	**59**	(10)
Total	**74**	**(26)**

The total positive fair value of € 15 million of forward contracts relates to hedging instruments falling under hedge accounting as per definition of IAS 39. The total fair value of outstanding currency options relates to cash flow hedges.

The fair value adjustments of outstanding cash flow hedges for forecasted sales will be reported in the income statement when the forecasted sales transaction is recorded, the wide majority being forecasted for 2006.

In addition, the adidas Group hedges parts of its net investment in Taylor Made Golf Co. Ltd., Tokyo (Japan), with forward contracts. A related gain of € 2.4 million in 2005 (2004: € 1 million) was recorded in equity. Furthermore, a gain of € 5.4 million was realized in 2005 resulting from a partial closeout of the hedge in connection with the divestiture of the Salomon business segment.

In order to determine the fair values of its derivatives that are not publicly traded, the adidas Group uses approved finance-related economic models based on market conditions prevailing at the balance sheet date.

Management of Interest Rate Risk
It has been the policy of the Group to concentrate its financing on short-term borrowings, but to protect against liquidity risks with longer-term financing agreements, and to protect against the risk of rising interest rates with interest rate caps, cross-currency interest rate swaps and interest rate swaps. In view of the continuing decline of the borrowings, no additional caps were arranged in 2005. Additionally, maturing interest rate caps amounting to approximately € 213 million were not renewed.

The interest rate hedges which were outstanding as at December 31, 2005 and 2004, respectively expire as detailed below:

Expiration Dates of Interest Rate Hedges € in millions

	Dec. 31 2005	Dec. 31 2004
Within 1 year	**530**	213
Between 1 and 3 years	**50**	553
Between 3 and 5 years	**0**	0
Over 5 years	**108**	96
Total	**688**	**862**

The summary above includes, in addition to the interest rate options, the notional amount of one long-term US dollar interest rate swap in an amount of € 85 million (2004: € 73 million) and one long-term cross-currency swap in an amount of € 23 million (2004: € 23 million). Both are classified as fair value hedges.

The interest rate options had a negative fair value of € 1.2 million and € 3.0 million as at December 31, 2005 and 2004, respectively.

The interest rate swaps and cross-currency interest rate swaps had a negative fair value of € 9.6 million and € 7.4 million as at December 31, 2005 and 2004, respectively.

Several of the instruments qualify as cash flow hedges pursuant to IAS 39. The related positive change in fair value of € 1.8 million was credited in equity and will be expensed in accordance with interest rate developments in parallel to the underlying hedged item. The negative change in the fair value of the remaining instruments, which was recorded directly in the income statement as incurred, was immaterial.

Management of Credit Risk
The Group's treasury department arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, all being rated "A-" or higher in terms of Standard & Poor's long-term ratings (or a comparable rating from other rating agencies).

Generally, foreign Group companies are authorized to work with banks rated "BBB+" or higher. In exceptional cases, they are authorized to work with banks rated lower than "BBB+". To limit risk in these cases, restrictions such as limited amounts of cash deposits with these banks are stipulated.

Notes to the Consolidated Income Statement

24 ::: Operating Expenses (Selling, General and Administrative Expenses as well as Depreciation and Amortization [excluding Goodwill])

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales.

A significant portion of the operating expenses comprises the marketing working budget. The marketing working budget consists of promotion and communication spending such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. In 2005, marketing working budget *of continuing operations accounted for approximately 37% (2004: 37%) of the total operating* expenses.

Total depreciation and amortization expense for tangible and intangible assets (excluding goodwill) for continuing operations was € 113 million and € 97 million for the years ending December 31, 2005 and 2004, respectively. Thereof, € 2 million and € 2 million were recorded within the cost of sales as they are directly attributable to the production costs of goods sold.

Operating Expenses (Continuing Operations) € in millions

	Year ending December 31	
	2005	2004
Marketing working budget	**942**	833
Marketing overhead	**207**	183
Sales	**534**	454
Logistics	**347**	325
Research & development	**63**	59
Central finance & administration	**439**	381
Other	**5**	1
Total operating expenses	**2,537**	**2,236**
Thereof:		
Depreciation and amortization	**112**	95
Selling, general and administrative	**2,425**	2,141

25 ::: Cost by Nature

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total cost of materials was € 3.325 billion and € 2.948 billion for continuing operations for the years ending December 31, 2005 and 2004, respectively.

Personnel Expenses

Personnel expenses were as follows:

Personnel Expenses (Continuing Operations) € in millions

	Year ending December 31	
	2005	2004
Wages and salaries	**621**	557
Social security contributions	**58**	53
Pension expense	**27**	27
Personnel expenses	**706**	**637**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

26 ::: Financial Expenses, Net

Financial result consists of the following:

Financial Expenses, Net (Continuing Operations) € *in thousands*

	Year ending December 31 2005	2004[1]
Interest income	**36,161**	13,285
Net foreign exchange gain	**4,933**	–
Fair value gains on available-for-sale investments	**100**	10
Other	**394**	4,656
Financial income	**41,588**	**17,951**
Interest expense	**(73,767)**	(70,564)
Net foreign exchange loss	**–**	(3,646)
Other	**(19,960)**	(2,256)
Financial expenses	**(93,727)**	**(76,466)**
Financial expenses, net	**(52,139)**	**(58,515)**

1) Restated due to application of IAS 32 (see note 20).

Other financial expenses include losses on other financial assets, unrealized losses from investment funds (unrealized gains in the prior year, which were shown in other financial income) as well as minority interests, which are not recorded in equity according to IAS 32.

Information regarding the Group's available-for-sale investments, borrowings and financial instruments is also included in these notes (see notes 6, 13, 15 and 23).

27 ::: Income Taxes

In general, adidas-Salomon AG and its German subsidiaries are subject to corporate and trade taxes.

In general, a corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings. The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. The following deferred tax assets and liabilities, determined after appropriate offsetting, are presented on the balance sheet:

Deferred Tax Assets/Liabilities € in thousands

	Dec. 31 2005	Dec. 31 2004[1]
Deferred tax assets	**195,211**	166,539
Deferred tax liabilities	**(42,185)**	(77,915)
Deferred tax assets, net	**153,026**	**88,624**

1) Restated due to application of amendment to IAS 19.

The movements of deferred taxes are as follows:

Movement of Deferred Taxes € in thousands

	2005	2004[1]
Deferred tax assets, net as at January 1	**88,624**	**114,652**
Deferred tax (expense)/income[2]	**75,752**	(37,786)
Change in consolidated companies	**(12,509)**	3,285
Change in deferred taxes attributable to effective portion of qualifying hedging instruments recorded in equity (see note 23)	**(16,149)**	8,213
Currency translation differences	**12,033**	(4,169)
Change in deferred taxes attributable to actuarial gains and losses recorded in equity (see note 18)	**5,275**	4,429
Deferred tax assets, net as at December 31	**153,026**	**88,624**

1) Restated due to application of amendment to IAS 19.
2) Includes deferred tax income of € 2 million and € 4 million relating to discontinued operations for the years ending December 31, 2005 and 2004, respectively.

Deferred tax assets and liabilities of the Group on a gross basis before valuation allowances and before appropriate offsetting are attributable to the items detailed in the table below:

Deferred Taxes € in thousands

	Dec. 31 2005	Dec. 31 2004[1]
Non-current assets	**19,467**	24,266
Current assets	**43,686**	108,632
Accrued liabilities and provisions	**145,004**	123,669
Accumulated tax loss carryforwards	**47,194**	68,793
	255,351	**325,360**
Valuation allowances	**(21,298)**	(84,665)
Deferred tax assets	**234,053**	**240,695**
Non-current assets	**18,993**	6,636
Current assets	**39,344**	104,316
Untaxed reserves	**3,835**	41,054
Accrued liabilities and provisions	**18,855**	65
Deferred tax liabilities	**81,027**	**152,071**
Deferred tax assets, net	**153,026**	**88,624**

1) Restated due to application of amendment to IAS 19.

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the respective business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances refer to deferred tax assets of companies which are operating in the start-up phase or in certain emerging markets, since the realization of the related tax benefits is not probable. Further, adidas North America Inc. has deductible temporary differences, unused foreign tax credits and tax loss carryforwards, which can in part only be utilized in limited annual amounts through to 2007, for which a valuation allowance was established for amounts in excess of income projections.

The Group does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends, or if foreign earnings were loaned to the subsidiary, or if the Group were to sell its shareholdings in the subsidiaries.

Tax Expenses

Tax expenses are split as follows:

Income Tax Expenses (Continuing Operations) € in thousands

	Year ending December 31 2005	2004
Current tax expenses	**294,936**	151,270
Deferred tax expenses/(income)	**(74,014)**	41,930
Income tax expenses	**220,922**	**193,200**

Current taxes in the amount of € 2 million and € 1 million which relate to net investment hedges have been credited directly to shareholders' equity for the years ending December 31, 2005 and 2004, respectively (see also note 23).

The effective tax rate of the adidas Group differs from an assumed tax rate of 40% as follows:

Reconciliation of Tax Rate (Continuing Operations)

	2005 € in millions	2005 in %	2004 € in millions	2004 in %
Expected income tax expenses	**262.1**	**40.0**	211.2	40.0
Tax rate differentials	**(76.0)**	**(11.6)**	(61.4)	(11.6)
Non-deductible goodwill amortization	**0**	**0**	12.5	2.4
Other non-deductible expenses	**26.5**	**4.0**	2.6	0.5
Losses for which benefits were not recognizable and changes in valuation allowances	**5.6**	**0.9**	23.7	4.5
Other, net	**(0.9)**	**(0.3)**	(0.2)	0.0
	217.3	**33.2**	**188.4**	**35.8**
Withholding tax expenses	**3.6**	**0.5**	4.8	0.9
Income tax expenses	**220.9**	**33.7**	**193.2**	**36.7**

28 ::: Earnings Per Share

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Dilutive potential shares have arisen under the Management Share Option Plan (MSOP) of adidas-Salomon AG, which was implemented in 1999. As the required performance criteria for the exercise of the stock options of all tranches of the share option plan have been fulfilled, dilutive potential shares impact the diluted earnings per share calculation.

It is necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at December 31, 2005 and 2004, respectively, as the required conversion criteria were fulfilled at the balance sheet date (see note 15). The convertible bond is assumed to have been converted into ordinary shares and the net income is adjusted to eliminate the interest expense less the tax effect.

Earnings Per Share

	Year ending December 31	
	2005	2004
Net income attributable to shareholders (€ in thousands)	382,744	314,248
Weighted average number of shares	46,736,958	45,649,560
Basic earnings per share (€)	**8.19**	**6.88**
Net income attributable to shareholders (€ in thousands)	382,744	314,248
Interest expense on convertible bond (net of taxes) (€ in thousands)	10,662	10,464
Net income used to determine diluted earnings per share (€ in thousands)	**393,406**	**324,712**
Weighted average number of shares	46,736,958	45,649,560
Weighted share options	213,159	98,217
Assumed conversion convertible bond	3,921,569	3,921,569
Weighted average number of shares for diluted earnings per share	**50,871,686**	**49,669,346**
Diluted earnings per share (€)	**7.73**	**6.54**

For the calculation of earnings per share from continuing and discontinued operations, the weighted average number of shares as presented above has been used.

If scheduled goodwill amortization would have been discontinued in 2004, as occurred in 2005 due to the adoption of IAS 3 (see note 1), basic and diluted earnings per share from continuing and discontinued operations in 2004 would have been € 7.90 and € 7.47, respectively.

Notes – Additional Information

29 ::: Segmental Information

The Group operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Group is currently managed by brands and on the basis of a regional structure.

Certain functions of the Group are centralized and an allocation of these functions to specific segments is not considered to be meaningful. This includes mainly central treasury, worldwide sourcing and global marketing as well as other headquarter departments. Assets, liabilities, income and expenses relating to these corporate functions are presented in the Headquarter/Consolidation column together with non-allocable items and the intersegment elimination.

Compared to the 2004 annual financial statements, the Salomon segment is shown in the segmental reporting as discontinued operations. The Group's reported segmental operating results have been adjusted to reflect the new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit.

Information about the Group's segments in accordance with the management approach is presented on the following pages.

Segmental Information by Brand € in millions

	adidas		TaylorMade-adidas Golf		HQ/Consolidation	
	2005	2004	**2005**	2004	**2005**	2004
Net sales to third parties	**5,861**	5,174	**709**	633	**66**	53
Gross profit	**2,654**	2,284	**312**	298	**232**	232
in % of net sales	**45.3%**	44.1%	**44.0%**	47.0%		
Operating profit[1]	**693**	564	**50**	48	**(36)**	(27)
Assets	**2,526**	2,089	**692**	619	**2,532**	1,072
Liabilities	**704**	603	**110**	62	**2,143**	1,965
Capital expenditure	**138**	85	**17**	9	**45**	27
Amortization and depreciation (excl. goodwill amortization)	**69**	56	**13**	11	**30**	28

	Total Continuing Operations		Discontinued Operations		adidas Group	
	2005	2004	**2005**	2004	**2005**	2004
Net sales to third parties	**6,636**	5,860	**360**	618	**6,996**	6,478
Gross profit	**3,197**	2,813	**137**	245	**3,334**	3,058
in % of net sales	**48.3%**	48.0%	**38.1%**	39.6%	**47.7%**	47.2%
Operating profit[1]	**707**	584	**(21)**	(7)	**686**	577
Assets	**5,750**	3,780	**0**	654	**5,750**	4,434
Liabilities	**2,957**	2,630	**0**	169	**2,957**	2,799
Capital expenditure	**200**	121	**11**	19	**211**	140
Amortization and depreciation (excl. goodwill amortization)	**112**	95	**3**	7	**115**	102

1) 2004 figures have been adjusted to reflect the changes in IFRS.

Segmental Information by Region € in millions

	Europe[1]		North America[1]		Asia[1]		Latin America[1]	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net sales	**3,179**	3,095	**1,606**	1,379	**1,526**	1,195	**319**	224
Intersegment sales	**13**	27	**45**	47	**3**	3	**0**	0
Net sales to third parties	**3,166**	3,068	**1,561**	1,332	**1,523**	1,192	**319**	224
Gross profit	**1,542**	1,434	**568**	483	**752**	593	**130**	87
in % of net sales	**48.5%**	46.3%	**35.4%**	35.0%	**49.3%**	49.7%	**40.6%**	39.0%
Operating profit[2]	**365**	291	**13**	2	**162**	130	**41**	27
Assets	**1,376**	1,203	**325**	267	**617**	456	**176**	113
Liabilities	**553**	467	**243**	138	**348**	302	**88**	54
Capital expenditure	**57**	43	**51**	26	**37**	22	**5**	1
Amortization and depreciation (excl. goodwill amortization)	**43**	28	**26**	20	**19**	15	**2**	1

	HQ/Consolidation[1]		Total Continuing Operations		Discontinued Operations		adidas Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net sales	**2,507**	2,206	**9,137**	8,099	**538**	940	**9,675**	9,039
Intersegment sales	**2,441**	2,162	**2,501**	2,239	**178**	322	**2,679**	2,561
Net sales to third parties	**66**	44	**6,636**	5,860	**360**	618	**6,996**	6,478
Gross profit	**205**	216	**3,197**	2,813	**137**	245	**3,334**	3,058
in % of net sales			**48.2%**	48.0%	**38.1%**	39.6%	**47.7%**	47.2%
Operating profit[2]	**126**	135	**707**	584	**(21)**	(7)	**686**	577
Assets	**3,256**	1,741	**5,750**	3,780	**0**	654	**5,750**	4,434
Liabilities	**1,725**	1,669	**2,957**	2,630	**0**	169	**2,957**	2,799
Capital expenditure	**50**	29	**200**	121	**11**	19	**211**	140
Amortization and depreciation (excl. goodwill amortization)	**22**	30	**112**	95	**3**	7	**115**	102

1) Figures reflect continuing operations as a result of the divestiture of the Salomon segment.
2) 2004 figures have been adjusted to reflect the changes in IFRS.

Net sales to third parties are shown in the geographic market in which the revenues are realized. Intersegment sales represent revenues to operational units not belonging to the same region. The global sourcing function is included in the Headquarter/Consolidation column. There are no sales between the brands. Transactions between the segments are based on the *dealing-at-arm's-length principle*.

Segment assets include all operating assets and comprise mainly accounts receivable, inventory as well as property, plant and equipment and intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the Headquarter/Consolidation column.

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill and the inception of finance leases do not affect capital expenditure.

30 ::: Additional Cash Flow Information

As at September 30, 2005, the Salomon business segment was divested (see also note 3). Generally, the fair value of the net assets approximated the book value of the net assets disposed. The assets and liabilities were as follows at the date of the disposal:

Cash Flow of Disposed Subsidiaries € in thousands

	Dec. 31 2005
Cash	(10,358)
Inventories	(218,769)
Receivables and other current assets	(271,108)
Property, plant and equipment	(49,694)
Goodwill and other intangible assets	(138,902)
Investments and other long-term assets	(239)
Accounts payable and other liabilities	202,066
Short-term borrowings	0
Long-term bank borrowings	9,865
Total value of assets/liabilities disposed	**(477,139)**
Less: cash of disposed subsidiaries	10,358
Total value of assets/liabilities disposed, net of cash	**(466,781)**

In 2005, discontinued operations used cash in investing activities in an amount of € 9 million (2004: € 19 million) and provided cash through financing activities in an amount of € 1 million (2004: € 1 million).

31 ::: Commitments and Contingencies

Other Financial Commitments

The Group has other financial commitments for promotion and advertising contracts, which mature as follows:

Financial Commitments for Promotion and Advertising € in millions

	Dec. 31 2005	Dec. 31 2004
Within 1 year	**222**	213
Between 1 and 5 years	**922**	691
After 5 years	**302**	238
Total	**1,446**	**1,142**

Commitments with respect to advertising and promotion maturing after five years have remaining terms of up to eleven years from December 31, 2005.

Information regarding commitments under lease and service contracts is also included in these notes (see note 22).

Litigation

The Group is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements as well as competition issues. The risks regarding these lawsuits are covered by accrued liabilities and provisions when a reliable estimate of the amount of the obligation can be made (see note 16). *In the opinion of* Management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Group.

32 ::: Equity Compensation Benefits

Management Share Option Plan (MSOP) of adidas-Salomon AG

Under the share option plan adopted by the shareholders of adidas-Salomon AG on May 20, 1999, *and amended by resolution* of the Annual General Meeting on May 8, 2002, and on May 13, 2004, the Executive Board was authorized to issue non-transferable stock options for up to 1,373,350 no-par-value bearer shares to members of the Executive Board of adidas-Salomon AG as well as to managing directors/senior vice presidents of its related companies and to other executives of adidas-Salomon AG and its related companies until August 27, 2004. The granting of stock options was able to take place in tranches not exceeding 25% of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately five years upon their respective issue.

The expense recognized for 2005 arising from share-based payment transactions amount to € 0.5 million and is recorded within the operating expenses.

Management Share Option Plan (MSOP)

	Tranche I (1999)		Tranche II (2000)		Tranche III (2001)		Tranche IV (2002)		Tranche V (2003)	
	No.	Exercise Price in €	No.	Exercise Price in €	No.	Exercise Price in €	No.	Exercise Price in €	No.	Exercise Price in €
Originally issued	**266,550**		**335,100**		**342,850**		**340,850**		**88,000**	
Outstanding as at Dec. 31, 2003	**175,550**		**172,700**		**312,000**		**327,150**		**87,500**	
Forfeited during the period	12,050		3,600		18,650		25,350		5,000	
Exercised during the period										
Jan. 2004	0		41,750	81.84	41,550	86.44	0			
Jul. 2004	0		56,450	64.87	94,900	72.97	0			
Oct. 2004	0		46,400	42.43	76,200	54.93	48,000	99.33		
Outstanding as at Dec. 31, 2004	**163,450**		**24,250**		**80,700**		**253,800**		**82,500**	
Exercisable as at Dec. 31, 2004	163,450		24,250		80,700		253,800			
Outstanding as at Dec. 31, 2004	**163,450**		**24,250**		**80,700**		**253,800**		**82,500**	
Forfeited during the period	4,450				1,900		3,200		2,500	
Exercised during the period										
Jan. 2005	0		6,800	21.75	25,000	37.95	49,250	90.85		
Jun. 2005	0		3,950	2.56	23,400	2.56	56,255	72.67		
Oct. 2005	82,950	116.26	800	2.56	9,500	2.56	71,700	2.56	41,900	2.56
Outstanding as at Dec. 31, 2005	**76,050**		**12,700**		**20,900**		**73,395**		**38,100**	
Exercisable as at Dec. 31, 2005	76,050		12,700		20,900		73,395		38,100	

(See also note 21.)

No further stock options were issued during the year under review.

The stock options may only be exercised subject to the attainment of at least one of the following performance objectives:

(1) **Absolute Performance:** During the period between the issuance and exercise of the stock options, the stock market price for the adidas-Salomon AG share – calculated upon the basis of the total shareholder return approach – has increased by an annual average of at least 8%.

(2) **Relative Performance:** During the same period, the stock market price for the adidas-Salomon AG share must have developed by an annual average of 1% more favorably than the stock market prices of a basket of competitors of the adidas Group globally and in absolute terms may not have fallen.

The stock options may only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas-Salomon AG share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 2.56.

The option terms and conditions stipulate that the stock options may be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

The new shares participate in profits from the beginning of the year in which they are issued.

33 ::: Related Parties

Herbert Hainer, CEO and Chairman of the Executive Board of adidas-Salomon AG, is also Deputy Chairman of the Supervisory Board of FC Bayern München AG. The adidas Group holds 10% of the shares of FC Bayern München AG (see also note 13) and in addition has a promotion contract with this club. The terms of the promotion contract with this club are similar to those with other clubs.

34 ::: Other Information

Employees

The average numbers of employees are as follows:

Employees

	Year ending December 31	
	2005	2004
Own retail	**4,391**	3,386
Sales	**2,878**	2,885
Logistics	**2,968**	2,884
Marketing	**2,084**	1,965
Central functions & administration	**2,028**	1,952
Production	**1,489**	1,767
Research & development	**935**	1,038
Information technology	**491**	465
Total	**17,265**	16,342

Accountant Service Fees

In 2005, adidas-Salomon AG recorded € 0.5 million as expense for the professional service fee for the auditor of the annual and consolidated financial statements. Total audit fees for the adidas Group amounted to € 2.8 million.

Expenses for tax consultancy services provided by the auditor and for other services provided by the auditor, particularly with regard to the divestiture of the Salomon business segment amounted to € 0.1 million and € 1.2 million, respectively.

Remuneration of the Supervisory Board and the Executive Board of adidas-Salomon AG

Remuneration of Supervisory Board and former Executive Board Members € in thousands

	Year ending December 31	
	2005	2004
Supervisory Board remuneration	**294**	301
Remuneration of former members of the Executive Board	**1,350**	1,352
Thereof:		
Pension payments to former members of the Executive Board	**1,350**	1,352
Pension obligations regarding former members of the Executive Board	**48,550**	33,403

Supervisory Board remuneration comprises only fixed components. In addition to the total remuneration stated above, Henri Filho received € 0.3 million and Dr. Hans Friderichs received € 0.2 million for additional advisory services for the years ending December 31, 2005 and 2004, respectively.

Executive Board Members' Compensation € in thousands

	Non-performance-related component	Performance-related components (Performance Bonus + LTIP Bonus)	Share-based component (MSOP)	Total
Herbert Hainer (Chairman of the Executive Board)	1,145	2,210[1]	812	**4,167**
Glenn Bennett	527[2]	1,085[1][2]	568[2]	**2,180[2]**
Michel Perraudin (until March 31, 2005)	123	105[3]	211[4]	**439**
Robin Stalker	452	940[1]	556	**1,948**
Erich Stamminger	751[5]	1,440[1]	505	**2,696**
Total compensation in 2005	**2,998**	**5,780**	**2,652**	**11,430**
Total compensation in 2004[6]	3,141	8,235	3,606	**14,982**

1) Also contains accrued expenses in 2005 for the LTIP Bonus paid out in 2006 upon attainment of the targets.
2) Also contains the tax equalization paid due to different tax rates in the USA and Germany.
3) Also contains the 2005 Performance Bonus paid on a pro-rata basis.
4) Contains only the compensation received through options exercised before March 31, 2005.
5) Also contains additional reimbursement related to, inter alia, maintaining a second residence associated with Erich Stamminger's function in the USA as CEO and President of adidas America Inc. in a total amount of € 146,000.
6) Contains the compensation paid to the Executive Board members Herbert Hainer, Glenn Bennett, Manfred Ihle (until June 30, 2004), Michel Perraudin, Robin Stalker and Erich Stamminger.

The remuneration for the Executive Board is divided into fixed and variable components and components with long-term incentive impact. The variable components are contingent upon the attainment of individual and Group targets.

The variable components also comprise a further bonus under a Long-Term Incentive Plan (LTIP), the amount being linked to the attainment of certain goals during a three-year period. This bonus is dependent on the accumulated earnings improvement (income before taxes) in the period 2003 to 2005 and the earnings increase in 2005 versus the prior year. Provided the targets are achieved, payment will be made following approval of the consolidated financial statements for the year ending December 31, 2005.

Under the Management Share Option Plan (MSOP) of adidas-Salomon AG, members of the Executive Board held non-transferable stock options on 11,900 shares and 53,000 shares of adidas-Salomon AG as at December 31, 2005 and 2004, respectively. In addition, former members of the Executive Board held non-transferable stock options on 5,400 and 9,400 shares of adidas-Salomon AG as at December 31, 2005 and 2004, respectively. In 2005 and 2004, members of the Executive Board did not receive any stock options. In 2005, current and former members of the Executive Board exercised 29,900 stock options (2004: 77,600). Details of the Management Share Option Plan are also included in these notes (see note 32).

35 ::: Information Relating to the German Corporate Governance Code

Information pursuant to § 161 German Stock Corporation Act (AktG)

On February 9, 2006, the Executive Board and Supervisory Board issued the updated declaration of conformity in accordance with § 161 of the Stock Corporation Act (AktG). The text of the Declaration of Compliance is available on the Group's corporate website.

36 ::: Events after the Balance Sheet Date

Group-Specific Subsequent Events

The acquisition of Reebok International Ltd., Canton, Massachusetts (USA), with all its direct and indirect subsidiaries, announced on August 3, 2005, was completed on January 31, 2006. As a result, the Reebok business will be consolidated as a separate brand segment within the adidas Group from February 1, 2006, which will have an impact on the Group's balance sheet and cash flow statement.

The total purchase price for 100% of the shares of Reebok International Ltd. was US$ 3.85 billion (€ 3.2 billion), fully paid in cash. Further disclosures according to IFRS 3 would be impracticable because of the not yet finalized year-end audit of the Reebok Group for 2005 as well as the ongoing purchase price allocation process on the basis of the opening balance sheet as at January 31, 2006.

Date of Authorization for Issue

The Executive Board of adidas-Salomon AG approved the consolidated financial statements for submission to the Supervisory Board on February 17, 2006. It is the Supervisory Board's task to examine the consolidated financial statements and give their approval and authorization for issue.

Herzogenaurach, February 17, 2006 ::: The Executive Board of adidas-Salomon AG

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2005 **(Attachment I)**

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[7]	in %
1	GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	4,160	directly	90
2	GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	36	directly	100
3	adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
4	adidas Beteiligungsgesellschaft mbH	Herzogenaurach (Germany)	EUR	383,216	directly	100
5	Immobilieninvest und Betriebsgesellschaft Herzo-Base Verwaltungs GmbH	Herzogenaurach (Germany)	EUR	25	directly	100
6	Immobilieninvest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG	Herzogenaurach (Germany)	EUR	4,001	directly	100
	Europe (incl. Africa and Middle East)					
7	adidas Sport GmbH	Cham (Switzerland)	CHF	29,273	directly	100
8	Sarragan AG	Cham (Switzerland)	CHF	1,556	directly	100
9	adidas Austria GmbH	Klagenfurt (Austria)	EUR	17,349	directly	95.89
					7	4.11
10	adidas Holding S.A. (formerly adidas Salomon France S.A.)	Metz-Tessy (France)	EUR	130,706	directly	85.5
					12	14.5
11	adidas Sarragan France S.a.r.l.	Landersheim (France)	EUR	104,299	10	100
12	adidas International B.V.	Amsterdam (Netherlands)	EUR	1,994,978	directly	96.2
					11	3.8
13	adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	846,105	12	100
14	adidas Logistic Services B.V.	Moerdijk (Netherlands)	EUR	(4,746)	12	100
15	adidas International Marketing B.V.	Amsterdam (Netherlands)	EUR	463,248	12	100
16	adidas International Finance B.V. (formerly adidas-Salomon International Finance B.V.)	Amsterdam (Netherlands)	EUR	2,702	12	100
17	adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	21,045	directly	100
18	adidas Belgium N.V.	Brussels (Belgium)	EUR	10,563	17	100
19	adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	71,485	directly	100
20	adidas (ILKLEY) Ltd.[1,6]	Stockport (Great Britain)	GBP	–	19	100
21	Larasport (U.K.) Ltd.[1,6]	Stockport (Great Britain)	GBP	–	19	100
22	Sarragan (U.K.) Ltd.[1,6]	Stockport (Great Britain)	GBP	–	19	100
23	adidas Trefoil Trading (U.K.) Ltd.[1,6]	Stockport (Great Britain)	GBP	–	22	100
24	Three Stripes Ltd.[1,6]	Stockport (Great Britain)	GBP	–	19	50
					20	50

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2005 **(Attachment I)**

	Company	Domicile	Currency	Equity (currency units in thousands)	Share in capital held by[7]	in %
25	Taylor Made Golf Ltd.[2] (formerly Salomon Taylor Made Ltd.)	Basingstoke (Great Britain)	GBP	(8,833)	12	100
26	Taylor Made Great Britain Ltd.[2][6]	Basingstoke (Great Britain)	GBP	–	12	100
27	adidas (Ireland) Ltd.	Dublin (Ireland)	EUR	10,804	directly	100
28	adidas International Re Ltd.	Dublin (Ireland)	EUR	6,370	12	100
29	adidas Espana S.A. (formerly adidas-Salomon Espana S.A.)	Zaragoza (Spain)	EUR	62,656	4	100
30	adidas Italy S.p.A.	Monza (Italy)	EUR	166,801	12	100
31	adidas Portugal S.A.	Lisbon (Portugal)	EUR	2,787	12	100
32	adidas Norge A/S	Gjovik (Norway)	NOK	49,025	directly	100
33	adidas Sverige AB	Stockholm (Sweden)	SEK	55,370	directly	100
34	adidas Suomi Oy	Helsinki (Finland)	EUR	2,496	12	50
35	adidas Danmark A/S	Them (Denmark)	DKK	2,819	12	100
36	adidas CR spol. s.r.o.	Prague (Czech Republic)	CZK	296,042	directly	100
37	adidas Budapest Kft.	Budapest (Hungary)	HUF	1,622,238	directly	85
38	adidas Bulgaria EAD	Sofia (Bulgaria)	BGN	2,160	directly	100
39	adidas Ltd.	Moscow (Russia)	USD	71,280	9	100
40	adidas Poland Sp. z.o.o.	Warsaw (Poland)	PLN	75,614	directly	100
41	adidas Romania S.R.L.	Bucharest (Romania)	RON	38,668	12	100
42	adidas Baltics SIA	Riga (Latvia)	EUR	(1,756)	12	100
43	adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	187,853	directly	100
44	adidas Trgovina d.o.o.	Ljubljana (Slovenia)	SIT	98,450	directly	100
45	SC adidas Ukraine	Kiev (Ukraine)	USD	11,177	directly	100
46	adidas Hellas A.E.	Thessaloniki (Greece)	EUR	19,643	directly	50
47	adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	TRY	40,773	12	100
48	a-RET Tekstil ve Deri Ürünleri Tic. A.S.	Istanbul (Turkey)	TRY	4,683	13	100
49	adidas Emerging Market L.L.C. (formerly adidas-Salomon Emerging Markets L.L.C.)	Dubai (United Arab Emirates)	USD	41,036	11 indirectly	49 51
50	adidas Egypt Ltd.[6]	Cairo (Egypt)	USD	(1,823)	directly	100
51	adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(7,182)	directly	100
52	adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	70,037	directly	100
53	adidas (Cyprus) Limited	Nicosia (Cyprus)	CYP	1,355	directly	100

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2005 **(Attachment I)**

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[7]	in %
	North America					
54	adidas North America Inc. (fomerly adidas-Salomon North America Inc.)	Portland, Oregon (USA)	USD	518,311	12	100
55	adidas America Inc.	Portland, Oregon (USA)	USD	36,407	54	100
56	adidas Promotional Retail Operations Inc.	Portland, Oregon (USA)	USD	20,920	54	100
57	adidas Sales Inc.	Portland, Oregon (USA)	USD	75,757	54	100
58	adidas Village Corporation	Portland, Oregon (USA)	USD	15,009	54	100
59	adidas Interactive Inc.	Portland, Oregon (USA)	USD	7,723	54	100
60	adidas International, Inc.	Portland, Oregon (USA)	USD	10,107	54	100
61	adidas Team Inc.	Portland, Oregon (USA)	USD	(57)	54	100
62	Taylor Made Golf Co. Inc.	Carlsbad, California (USA)	USD	21,274	54	100
63	Ruby Merger Corporation[6]	Boston, Massachusetts (USA)	USD	(439)	directly	100
64	adidas Canada Ltd (formerly adidas-Salomon Canada Ltd.)	Toronto (Canada)	CAD	28,820	directly	100
	Asia					
65	adidas Sourcing Ltd.[3] (formerly adidas-Salomon Sourcing Ltd.)	Hong Kong (China)	USD	357,233	13	100
66	adidas Hong Kong Ltd.	Hong Kong (China)	HKD	157,758	directly	100
67	adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	636,435	4	100
68	adidas China Ltd.[6]	Shanghai (China)	CNY	110,000	12	100
69	adidas Japan K.K.	Tokyo (Japan)	JPY	13,790,901	4	100
70	Taylor Made Golf Co., Ltd. (formerly Salomon & Taylor Made Co., Ltd.)	Tokyo (Japan)	JPY	3,806,766	12	100
71	adidas Korea Ltd.	Seoul (Korea)	KRW	69,728,000	directly	51
72	adidas Korea Technical Services Ltd.[3] (formerly adidas-Salomon Korea Technical Services Ltd.)	Pusan (Korea)	KRW	-	65	100
73	Taylor Made Korea Ltd.	Seoul (Korea)	KRW	23,486,235	directly	100
74	adidas India Private Ltd.[4]	New Delhi (India)	INR	(651,122)	12 directly	1 99
75	adidas India Marketing Private Ltd.[4]	New Delhi (India)	INR	-	74	91.4
76	P.T. Trigaris Sportindo (adidas Indonesia)	Jakarta (Indonesia)	IDR	(12,208,958)	indirectly	92

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2005 **(Attachment I)**

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[7]	in %
77	adidas Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	22,486	directly	60
					12	40
78	adidas Philippines Inc.	Manila (Philippines)	PHP	203,696	directly	100
79	adidas Singapore Pte. Ltd.	(Singapore)	SGD	11,860	directly	100
80	adidas Taiwan Ltd.	Taipei (Taiwan)	TWD	541,537	directly	100
81	adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	140,896	directly	49
					indirectly	51
82	adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	422,023	indirectly	100
83	adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	17,317	12	100
84	adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	6,532	directly	100
	Latin America					
85	adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	64,883	4	100
86	adidas do Brasil Ltda.	São Paulo (Brazil)	BRL	97,178	4	100
87	ASPA do Brasil Ltda.[3]	São Paulo (Brazil)	BRL	–	65	100
88	adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	11,703,790	directly	99
					3	1
89	adidas Colombia Ltda.	Cali (Colombia)	COP	18,565,717	directly	100
90	adidas de Mexico S.A. de C.V.[5]	Mexico City (Mexico)	MXN	107,703	directly	100
91	adidas Industrial S.A. de C.V.[5]	Mexico City (Mexico)	MXN	(17,083)	directly	100
92	adidas Latin America S.A.	Panama City (Panama)	USD	1,088	directly	100
93	3 Stripes S.A. (adidas Uruguay)[6]	Montevideo (Uruguay)	UYU	(1,865)	directly	100
94	adidas Corporation de Venezuela, S.A[6]	Caracas (Venezuela)	VEB	(15,544)	directly	100

1) Sub-group adidas UK
2) Sub-group Taylor Made UK
3) Sub-group adidas Sourcing
4) Sub-group India
5) Sub-group Mexico
6) Companies with no active business.
7) The number refers to the number of the company which maintains the shareholding.

adidas Group Segmental Information: Seven-Year Overview € in millions

	2005	2004	2003	2002	2001	2000	1999
Brands							
adidas							
Net sales	**5,861**	5,174	4,950	5,105	4,825	4,672	4,427
Gross profit	**2,654**	2,284	2,008	2,004	1,845	1,907	1,827
Operating profit	**693**	564	365	343	352	391	431
Operating assets	**2,526**	2,089	2,172	2,294	1,954	2,286	1,987
TaylorMade-adidas Golf							
Net sales	**709**	633	637	707	545	441	327
Gross profit	**312**	298	290	345	281	221	160
Operating profit	**50**	48	67	74	63	44	30
Operating assets	**692**	619	391	433	316	219	156
Salomon							
Net sales	**–**	–	658	684	714	703	587
Gross profit	**–**	–	264	279	313	296	233
Operating profit	**–**	–	35	39	63	61	32
Operating assets	**–**	–	521	581	679	566	533
Discontinued Operations[1]							
Net Sales	**360**	618	–	–	–	–	–
Gross Profit	**137**	245	–	–	–	–	–
Operating Profit	**(21)**	(7)	–	–	–	–	–
Operating assets	**–**	654	–	–	–	–	–

1) Discontinued operations are shown as a result of the divestiture of the Salomon business segment.

adidas Group Segmental Information: Seven-Year Overview € in millions

	2005	2004	2003	2002	2001	2000	1999
Regions[1]							
Europe							
Net sales	**3,166**	3,068	3,365	3,200	3,066	2,860	2,723
Gross profit	**1,542**	1,434	1,383	1,268	1,153	1,171	1,133
Operating profit	**365**	291	534	471	444	454	382
Operating assets	**1,376**	1,203	1,428	1,396	1,419	1,107	1,167
North America							
Net sales	**1,561**	1,332	1,562	1,960	1,818	1,906	1,826
Gross profit	**568**	483	552	742	697	729	731
Operating profit	**13**	2	92	162	161	177	234
Operating assets	**325**	267	778	969	945	862	848
Asia							
Net sales	**1,523**	1,192	1,116	1,166	1,010	875	663
Gross profit	**752**	593	525	562	481	416	301
Operating profit	**162**	130	191	189	170	129	96
Operating assets	**617**	456	447	505	743	455	390
Latin America							
Net sales	**319**	224	179	163	178	171	126
Gross profit	**130**	87	70	65	73	72	50
Operating profit	**41**	27	25	24	16	23	15
Operating assets	**176**	113	93	79	98	109	75

1) 2004 and 2005 reflect continuing operations as a result of the divestiture of the Salomon business segment.

Ten-Year Overview

	2005	2004	2003	2002	2001	2000	1999	1998[1]	1997	1996
Income Statement Data (€ in millions)										
Net sales[2]	**6,636**	5,860	6,267	6,523	6,112	5,835	5,354	5,065	3,425	2,408
Gross profit[2]	**3,197**	2,813	2,814	2,819	2,601	2,528	2,352	2,124	1,437	960
Operating profit[2]	**707**	584	490	477	475	437	482	416	316	192
Royalty and commission income[2]	**47**	42	42	46	42	43	35	45	44	49
Financial result[2][4]	**(52)**	(59)	(49)	(87)	(102)	(94)	(84)	(115)	(16)	(6)
Income before taxes[2][4]	**655**	526	438	390	376	347	398	319	346	227
Income taxes[2]	**221**	193	167	148	147	140	153	105	95	55
Minority interests[2][4]	**(8)**	(7)	(11)	(14)	(21)	(25)	(18)	(9)	(14)	(12)
Net income attributable to shareholders[3]	**383**	314	260	229	208	182	228	205	237	161
Income Statement Ratios										
Gross margin[2]	**48.2%**	48.0%	44.9%	43.2%	42.6%	43.3%	43.9%	41.9%	41.9%	39.8%
SG&A expenses as a percentage of net sales[2]	**36.5%**	36.5%	35.6%	34.4%	33.3%	34.5%	33.8%	32.7%	31.8%	30.9%
Operating margin[2]	**10.7%**	10.0%	7.8%	7.3%	7.8%	7.5%	9.0%	8.2%	9.2%	8.0%
Effective tax rate[2]	**33.7%**	36.7%	38.0%	37.9%	39.0%	40.3%	38.4%	33.0%	27.5%	24.0%
Net income as a percentage of net sales[3]	**5.9%**	5.5%	4.2%	3.5%	3.4%	3.1%	4.3%	4.0%	6.9%	6.7%
Interest coverage[2]	**18.4**	10.2	8.4	6.4	4.9	4.6	6.1	4.8	21.2	14.1
Balance Sheet Data (€ in millions)										
Total assets[4]	**5,750**	4,434	4,188	4,261	4,183	4,018	3,587	3,206	2,224	1,288
Inventories	**1,230**	1,155	1,164	1,190	1,273	1,294	1,045	975	821	556
Receivables and other current assets	**1,551**	1,425	1,335	1,560	1,520	1,387	1,234	1,026	592	418
Working capital[4]	**2,576**	1,336	1,433	1,445	1,485	1,417	1,096	(327)	11	284
Net total borrowings[4]	**(551)**	665	1,018	1,498	1,679	1,791	1,591	1,655	738	174
Shareholders' equity[4]	**2,684**	1,544	1,285	1,081	1,015	815	680	463	717	489

Ten-Year Overview

	2005	2004	2003	2002	2001	2000	1999	1998[1]	1997	1996
Balance Sheet Ratios										
Financial leverage[4]	**(20.5%)**	43.1%	79.2%	138.5%	165.5%	219.6%	234.0%	357.2%	103.0%	35.6%
Equity ratio[4]	**46.7%**	34.8%	30.7%	25.4%	24.3%	20.3%	19.0%	14.4%	32.2%	37.9%
Equity-to-fixed-assets ratio[4]	**194.0%**	110.4%	91.1%	75.4%	77.8%	66.2%	54.9%	40.2%	92.1%	205.4%
Asset Coverage I[4]	**284.1%**	194.1%	197.6%	196.9%	209.3%	207.7%	183.4%	68.3%	98.4%	220.6%
Asset Coverage II[4]	**150.4%**	106.3%	108.3%	107.6%	105.9%	101.3%	99.5%	37.0%	47.9%	66.1%
Fixed asset intensity of investments	**24.1%**	31.6%	33.7%	33.7%	31.2%	30.7%	34.5%	36.0%	35.0%	18.5%
Current asset intensity of investments	**75.9%**	68.4%	66.3%	66.3%	68.8%	69.3%	65.5%	64.0%	65.0%	79.0%
Liquidity I[4]	**88.6%**	26.8%	20.8%	5.5%	6.1%	7.7%	5.5%	2.2%	2.3%	5.9%
Liquidity II[4]	**142.5%**	88.4%	100.8%	99.1%	96.0%	90.4%	88.0%	35.9%	33.9%	51.2%
Liquidity III[4]	**211.2%**	156.4%	187.4%	185.3%	187.4%	185.0%	171.5%	76.8%	91.1%	127.1%
Working capital turnover[4]	**2.6**	4.4	4.4	4.5	4.1	4.1	4.9	(15.5)	319.0	8.5
Return on equity[3][4]	**14.3%**	20.4%	20.2%	21.1%	20.5%	22.3%	33.5%	44.2%	33.0%	32.9%
Return on capital employed[3][4]	**49.3%**	27.5%	22.1%	16.8%	16.7%	17.0%	20.7%	20.5%	35.8%	35.2%
Data Per Share										
Share price at year-end (in €)	**160.00**	118.75	90.30	82.30	84.30	66.00	74.55	90.91	118.88	68.00
Basic earnings per share[3] (in €)	**8.19**	6.88	5.72	5.04	4.60	4.01	5.02	4.52	5.22	3.54
Diluted earnings per share[3] (in €)	**7.73**	6.54	5.72	5.04	4.60	4.01	5.02	4.52	5.22	3.54
Market capitalization at year-end (€ in millions)	**8,122**	5,446	4,104	3,738	3,823	2,993	3,381	4,123	5,391	3,084
Operating cash flow (in €)	**8.13**	11.68	14.32	11.77	8.47	(0.23)	7.24	2.64	0.88	2.26
Dividend per share (in €)	**1.30**[5]	1.30	1.00	1.00	0.92	0.92	0.92	0.84	0.84	0.56
Dividend payout ratio (in %)	**15.9**	18.9	17.5	19.8	20.0	22.9	18.3	18.6	16.1	15.8
Number of outstanding shares at year-end (in thousands)	**50,762**	45,859	45,454	45,423	45,349	45,349	45,349	45,349	45,349	45,349
Employees										
Number of employees at year-end[2]	**15,935**	14,254	15,686	14,716	13,941	13,362	12,829	12,036	7,993	6,986
Personnel expenses[2] (€ in millions)	**706**	637	709	758	695	630	580	513	331	240

1) Consolidated financial statements for 1998 include the Salomon group for the first time.
2) 2004 and 2005 reflect continuing operations as a result of the divestiture of the Salomon business segment.
3) Includes income from continuing and discontinued operations. In 1998 before special effect of € 369 million for acquired in-process research and development – expensed.
4) 2004 and 2003 figures have been restated due to application of IAS 32/IAS 39 and amendment to IAS 19 (see notes 20, 15 and 2, respectively).
5) Subject to Annual General Meeting approval

Financial Glossary

ABS (Asset-Backed Securities)
Securities (bonds or notes) backed by loan receivables, accounts receivable or other quantifiable assets.

ADR (American Depositary Receipt)
A negotiable certificate of a foreign-based company held by a US bank that entitles the holder to all dividends and rights of the underlying stock. ADRs are traded similarly to stocks on US exchanges and provide a way for Americans to invest in foreign-based companies by buying their shares in the USA instead of through an overseas exchange.

Asset Coverage I & II
The extent to which a company's non-current assets cover its debt obligations. Expressed as a percentage. They are calculated as follows:
Asset coverage I (%) = the sum of equity and non-current liabilities divided by non-current assets.
Asset coverage II (%) = the sum of equity and non-current liabilities divided by non-current assets and inventories.

Backlogs (also called Order Backlogs)
The value of orders received for future delivery. At brand adidas, orders are received approximately six months in advance, depending on the season. This information is used by the market as an indicator of future sales performance.

Commercial Paper
Tradable unsecured promissory notes issued for the purpose of short-term financing. Commercial paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months or more.

Convertible Bond
A corporate bond that can be exchanged for a specific number of shares of the company's common stock. Convertible bonds tend to have lower interest rates than non-convertibles because they also accrue value as the price of the underlying stock rises. In this way, convertible bonds reflect a combination of the benefits of stocks and those of bonds.

Corporate Governance
The distribution of rights and responsibilities among different participants in a company, in particular shareholders, the Executive Board, the Supervisory Board.

Corridor Approach
A range of plus or minus 10% around a company's best estimate of post-employment benefit obligations (IAS 19). Outside that range, it is not reasonable to assume that actuarial gains or losses will be offset in future years.

Cost of Sales
The costs of obtaining and manufacturing products. This figure includes costs for raw materials plus the costs of production, customs and delivery to our sales organizations.

Currency-Neutral
Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation and is the best indicator of underlying business performance.

Current Asset Intensity of Investments
The current asset intensity of investments defines the percentage of total assets tied up in current assets. It is calculated by dividing current assets by total assets.

Diluted Earnings Per Share (EPS)
Diluted EPS is a performance indicator that expresses a company's net income used to determine diluted earnings per share in relation to the weighted average number of shares for diluted earnings per share.
Diluted EPS = (net income + interest expense on convertible bond net of tax)/(weighted average number of shares outstanding during the year + weighted share options + shares from assumed conversion of convertible bond).

Earnings Per Share (EPS)
Earnings per share is a performance indicator that expresses a company's net income in relation to the number of ordinary shares issued.
Earnings per share = net income/weighted average number of shares outstanding during the year.

Equity Ratio
The equity ratio shows the role of shareholders' equity within the financing structure of a company. It is calculated by dividing shareholders' equity by total assets.

Equity-To-Fixed-Asset Ratio
The equity-to-fixed-asset ratio defines the percentage of non-current assets financed by equity. It is calculated by dividing equity by non-current assets.

Fair Value
Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

Finance Lease
A method of acquiring an asset that involves a series of rental payments extending over the whole expected lifetime of the asset.

Financial Leverage
This ratio reflects the role of borrowings within the financing structure of a company. It is calculated by dividing net total borrowings by shareholders' equity.

Forward Contract
Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

Free Cash Flow
Free Cash Flow is calculated as net cash provided by operating activities minus capital expenditures. It indicates a company's level of financial flexibility.
Free cash flow = Operating profit – income tax + depreciation – capital expenditures +/– changes in working capital

Functional Currency
A currency in which a company conducts most of its business and reports its financial results to the parent company or the investing public.

Goodwill
An intangible asset that quantifies the price that a buyer of a company has paid for the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets acquired at the purchase date.

Gross Margin
The gross margin reveals how much a company earns taking into consideration the costs that it incurs for producing its products and/or services.
Gross profit = net sales – cost of sales.
Gross margin = (gross profit/net sales) x 100.

Hedging
A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.). See also natural hedges.

IFRS (International Financial Reporting Standards)
Reporting standards (formerly called IAS), which have been adopted by the International Accounting Standards Board (IASB), an independent, international organization supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles that are used by businesses and other organizations for financial reporting around the world.

Institutional Investor
Entity with large amounts to invest, such as investment companies, mutual funds, brokerages, insurance companies, pension funds, investment banks and endowment funds.

Interest Coverage
The interest coverage ratio indicates the ability of a company to cover net interest expenses with income before net interest and taxes. It is calculated by dividing income before interest and taxes by interest.

Interest Rate Caps
Option contracts which place an upper limit on a floating interest rate. The writer of the cap is required to pay the holder of the cap the difference between the floating rate and the reference rate when that reference rate is exceeded. There is a premium to be paid by the buyer of such a contract as market price for the potential pay-out.

International Financial Reporting Interpretations Committee
An accounting body which rules on controversial accounting issues. Its interpretations are approved by the International Accounting Standards Board (IASB) and, once adopted, are binding on all IFRS users.

IPO (Initial Public Offering)
The first public placement of shares by a private company.

Liquidity Ratios I-III
The liquidity ratio measures the extent to which a company can quickly liquidate assets to cover short-term liabilities. They are calculated as follows:
Liquidity I: The sum of cash and short-term financial assets divided by current liabilities multiplied by 100.
Liquidity II: The sum of cash and short-term financial assets as well as accounts receivable divided by current liabilities multiplied by 100.
Liquidity III: The sum of cash and short-term financial assets as well as accounts receivable and inventories divided by current liabilities multiplied by 100.

Market Capitalization
The total market value of all outstanding shares. It is calculated by multiplying the number of shares by the current market price.

Marketing Overhead
Comprises marketing personnel, general and administrative costs.

Marketing Working Budget
Promotion and communication spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

Minority Interests
The part of net income which is not attributable to a company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

Natural Hedges
An offset of currency risks that occurs naturally as a result of a company's normal operations, without the use of derivatives. For example, revenue received in a foreign currency and used to pay known commitments in the same foreign currency.

Net Borrowings
Net borrowings are the portion of gross borrowings not covered by the sum of cash and short-term financial assets.
Net borrowings = long-term borrowings + short-term borrowings – cash – short-term financial assets.

Operating Expenses
Costs associated with running a business which are not directly attributable to the products or services sold. This refers to sales and marketing, research and development, as well as general and administrative costs, and depreciation of non-production assets.

Operating Lease
Method of hiring assets over periods less than the expected lifetime of those assets. An operating lease is accounted for by the lessee without showing an asset or a liability on his balance sheet. Periodic payments are accounted for by the lessee as operating expenses for the period.

Operating Working Capital
The operating working capital measures the net operating assets that a company must procure in order to finance its day-to-day business. It is the sum of receivables and inventories minus accounts payable. (Also see working capital.)
Operating working capital = receivables + inventories – accounts payable.

Option
A financial instrument which ensures the right to purchase (call option) or the obligation to sell (put option) a particular asset (for example shares or foreign exchange) at a predetermined price (strike price) on or before a specific date.

Over-The-Counter (OTC) Market
Over-the-counter means that the stock is not listed on a stock exchange. In such cases, brokers negotiate directly with one another over computer networks and by phone.

Price-Earnings Ratio (P/E Ratio)
A stock's market price divided by its current or estimated future earnings per share. The P/E Ratio is used by investors as a fundamental measure of the attractiveness of a particular security versus other securities. The lower the ratio relative to another security or the average of the stock market, the lower the market's profit growth expectations.

Private Placement
Placement of securities directly to institutional investors, such as banks, mutual funds, insurance companies, pension funds, and foundations.

Projected Unit Credit Method
The accounting method (IAS 19) used to calculate provisions for pensions and similar obligations. It includes not only the pensions and vested interests accrued as at cut-off date, but also anticipated increases in salaries and pensions.

Promotional Expenses
Costs related to sponsorship of individual athletes, teams, federations and sporting events for the promotion of a company's brand(s).

Retail Investor
An individual who purchases amounts of securities for him-/herself, as opposed to an institutional investor.

Return on Capital Employed (ROCE)
A measure of the returns that a company is realizing from its capital.
ROCE = (IBT + financial result + extraordinary income)/(average of shareholders' equity + minority interests + total net borrowings).

Return on Equity (ROE)
An indicator of company profitability related to the shareholders' financing. It is calculated by dividing net income by shareholders' equity.

Segmental Reporting
Information regarding the financial position, results of operations in individual operating areas and regions (segments). This gives an indication of developments in the individual segments and their contribution to a group's results.

SG&A (Selling, General and Administrative) Expenses
Expenses for sales, marketing, research and development, as well as for logistics and central finance and administration.

Shareholder Value
A management concept that focuses strategic and operational decision-making on steadily increasing a company's value for shareholders.

Stakeholders
All parties that have a direct or indirect interest in a company's performance and results. For adidas-Salomon, this includes consumers, retailers, distributors, licensees, supply chain business partners, shareholders, employees, international sports bodies, non-governmental organizations, the media, etc.

Synergies
Additional savings or revenue growth when one combined enterprise is created from two or more separate parts.

Tax Rate
The effective tax rate is the amount of taxes actually paid as tax as a percentage of income before taxes (IBT).

Working Capital
Working capital is a company's short-term disposable capital used to finance the day-to-day operations of providing sporting footwear, apparel and hardware to customers. It is calculated as current assets minus current liabilities.

Working Capital Turnover
The working capital turnover ratio shows how often a working capital item was used in and replaced by the generation of sales in the period under review. The ratio shows how long working capital is tied up and is an indicator of the volume of capital needed. The higher the ratio, the more positive it is deemed to be. Working capital turnover = revenues/working capital.

Industry and General Glossary

Chassis
The chassis is the support element in footwear attached to the underside of the upper. A shoe's sole elements attached to the bottom of the chassis.

Clearance Sales
Clearance sales are all those sales made outside the course of normal business terms, arising from commercial decisions by management to clear excess stock usually through specific channels and at a significant discount.

Classics
Retro products that continue to be in demand because of their authentic unique heritage style.

COR
'Coefficient of restitution'. A measurement of the clubface's ability to rebound the ball, expressed as a percentage that is determined by a ball's speed off the clubhead divided by the speed at which it strikes the clubhead.

Directional Accounts
High-profile boutiques and metropolitan accounts that target trendsetting sports lifestyle consumers.

Emerging Markets
The term refers to economies that are currently small, but that have the potential for growth in size and importance in coming years. The definition applies to countries in Asia, Latin America, Eastern Europe and the Middle East, such as former CIS countries, Turkey, Bulgaria, Indonesia, Philippines, Mexico, Malaysia, Brazil, India and Thailand.

FIFA
World Football Federation ("Fédération Internationale de Football Association")

Fundamental Research
Fundamental research is an activity designed to broaden scientific and technical knowledge not directly linked to industrial or commercial objectives.

Hardware/Hard Goods
This category of sporting goods comprises all kinds of sports equipment that is used rather than worn by the athlete, such as balls and golf clubs.

IAAF
International Association of Athletics Federation

IOC
International Olympic Committee

Key Accounts
Wholesaler's or manufacturer's primary customers that account for large percentages of sales.

Make-To-Stock
The process of finishing goods on the basis of forecasts before an order is placed.

Metalwood
Golf clubs (drivers and fairway woods) which are constructed from steel and/or titanium alloys. The name also pays homage to persimmon wood, which was originally used in the creation of these products. This is the largest golf product category in terms of sales.

MLB
Major League Baseball

MLS
Major League Soccer (MLS) is the United States professional soccer league.

NBA
National Basketball Association

NFL
National Football League

PGA
Professional Golf Association

Product Licensees
Companies that are authorized to use the name of a brand or company to manufacture and distribute products. For adidas these products include sports watches, sports eyewear, toiletries and perfume.

Promotion Partnerships
Partnerships where consideration is passed to an individual athlete, team or club in exchange for the services of the party concerned in promoting the adidas Group, or the sponsorship of an event in the form of cash or promotional material.

Quick Response Fulfillment Program
This program enables manufacturers to optimize sales order processing to ensure that products are delivered to customers in the right quantity, to the correct destination, and at the appropriate time.

Sell-Through
The sell-through is an indicator of how fast retailers are selling a particular product to the consumer.

Sourcing
The process of managing external suppliers in order to commercialize, produce and deliver final products to our customers.

Supply Chain Management
The process of developing, producing and transporting products to customers.

Top-Value Brand
A brand at the upper end of value or budget market.

Torque
The force which tends to cause rotation. Torque is determined by multiplying the applied force by the distance from the pivot point to the point where the force is applied.

UEFA
Union of European Football Associations

WTO
World Trade Organization

adidas Group Specific Glossary

a3®
a3® is a three-dimensional energy management system consisting of several pieces that can be placed under the forefoot and/or heel. The pieces are tuned to a particular need such as cushion and guidance for optimal performance.

CGB
TaylorMade's CGB performance cartridge, including five metal inserts, centralizes clubhead weight to concentrate the mass behind the hitting area to promote power and an easy launch. It is used in the rac™ CGB irons.

ClimaCool®
ClimaCool® is an integrated system of technologies that work together to regulate the athlete's body temperature.

Clima® Apparel Line
An adidas apparel technology consisting of four styles to enhance the wearer's performance and comfort for all weather conditions. Available apparel styles are: ClimaLite®, ClimaCool®, ClimaWarm®, ClimaProof®.

Continuing Operations
The part of the adidas Group's business that was not divested in October 2005 (roughly equals the segments adidas and TaylorMade-adidas Golf).

Discontinued Operations
The part of the adidas Group's business that was divested in October 2005 (roughly equals the Salomon business segment).

Emerging Employees
adidas defines emerging employees as trainees, interns and apprentices.

PowerPulse™ Technology
Technology used in Predator® football boots that shifts the boot's centre of gravity closer to the point of impact, allowing more powerful shots on goal.

Ground Control System™ (GCS™)
GCS™ is the first actively functional midsole system that distinguishes vertical from horizontal cushioning for more stability, increased motion control and significantly reduced stress on knees and ankles.

Inverted Cone Technology
The Inverted Cone, which is milled directly onto the inner side of the clubface, increases the size of the club's COR Zone. ICT allows a larger area of the face to deliver consistently higher ball speed, resulting in consistently longer drives.

Modular Football Boot
This football boot concept allows players to customize, adapt and tune their boots to any weather, any pitch and their very own personal style.

Movable Weight Technology™
Movable Weight Technology™ allows the golfer to adjust the center of gravity in the clubhead by moving two weight cartridges. This gives the player the power to change the flight of the ball by making the club draw-enhancing or neutral.

Own-Retail Activities
Sales directly generated through a store operated by adidas. adidas own retail includes concept stores, concession corners, e-commerce and factory outlets.

Predator® Elements
adidas' football boot technology that uses strategically placed rubber elements. The Power Zone features strategically placed vertical rubber elements on top of the forefoot which give more power behind every shot. The Swerve Zone features strategically placed rubber elements at the side of the football boot. The elements give every shot and pass the swerve and control.

rac™
TaylorMade's *rac*™ technology helps to channel impact energy to strategic areas of the clubhead, promoting an outstanding feel. It is the base technology of all of TaylorMade's irons.

RE*AX Technology
TaylorMade RE*AX shaft features a technology developed by Fujikura, maker of the No. 1 shaft on the PGA Tour. This technology reduces ovaling and creates greater stability from the top of the shaft to the tip.

Standards of Engagement
Set of guidelines for our suppliers that set minimum social, environmental and health and safety standards we expect them to achieve.

TaylorMade Launch Control (TLC)
TLC gives players the freedom to change the driver's launch conditions by redistributing four interchangeable weights in a variety of ways. This gives golfers the power to choose from a range of launch conditions, promoting consistently longer and straighter shots.

Thermal Bonding Technology
Thermal bonding interlocks the fibers of a football through the use of heat energy. The heat in the thermal bonding process softens the surface of the fiber. At the melting point, fibers in contact with each other will form strong bonds, which hold the fabric together. As a result, footballs are more consistent in shape. Thermal bonding serves as replacement technology for hand-sewn footballs.

Vision Asia
Vision Asia is an internal strategic program based on six pillars to drive sales and profitability in Asia. Our focus is to deliver a real competitive advantage and cover the challenges of growth, retail development, sourcing capabilities, marketing efficiency and the competition for talents, in which we are engaged in this region.

World Class Supply Chain
World Class Supply Chain is an internal project to improve our end-to-end business performance allowing us to respond to market needs in a more meaningful and differentiated way.

Index

Financial Calendar 2006

March 2
2005 Full Year Results ::: Analyst and press conferences ::: Press release, conference call and webcast

April 11
Investor Day – adidas Group Strategy and Brand Positioning ::: Conference call and webcast

May 9
First Quarter 2006 Results ::: Press release, conference call and webcast

May 11
Annual General Meeting in Fürth (Bavaria), Germany ::: Webcast

May 12
Dividend paid[1]

August 9
First Half 2006 Results ::: Press release, conference call and webcast

November 9
Nine Months 2006 Results ::: Press release, conference call and webcast

1) Subject to Annual General Meeting approval